The First American Corporation

[redacted]

08050733

April 23, 2008

Dear Fellow Shareholder,

At this time each year, you have traditionally received First American's annual report and proxy materials. This year, instead, we are sending our 2007 Form 10-K and an amendment, which includes most of the information that you would receive in our proxy statement.

In the coming months, First American's board of directors will call our annual meeting of shareholders. Once that date is established and our record date set, you will receive our proxy materials along with a summary annual report highlighting our financial performance and the exciting changes that lie ahead.

In the meantime, we will continue to provide updates on the progress of our company, including the separation of our Financial Services and Information Solutions businesses into two independent publicly traded companies, and our ongoing margin enhancement efforts. We will communicate this information via our quarterly earnings conference calls and Securities and Exchange Commission filings. We also encourage you to visit First American's investor Web site at *www.firstam.com/investor* to sign up for automatic email alerts for company news, as well as SEC filings.

As always, the board of directors and I appreciate your continued confidence and support.

Parker S. Kennedy

Parker S. Kennedy

Chairman of the Board and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-13585

The First American Corporation

(Exact name of registrant as specified in its charter)

Incorporated in California	**95-1068610**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1 First American Way, Santa Ana, California 92707-5913
(Address of principal executive offices) (Zip Code)

(714) 250-3000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Common	**New York Stock Exchange**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2007 was $4,588,821,468.

On February 22, 2008, there were 92,004,175 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement with respect to the 2008 annual meeting of the shareholders are incorporated by reference in Part III of this report. The definitive proxy statement or an amendment to this Form 10-K will be filed no later than 120 days after the close of registrant's fiscal year.

CERTAIN STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING BUT NOT LIMITED TO THOSE RELATING TO THE COMPANY'S COST CONTROL INITIATIVES, BRAND STRATEGY, AGENCY RELATIONSHIPS, OFFSHORE LEVERAGE, COMMERCIAL AND INTERNATIONAL SALES EFFORTS, AND OTHER PLANS AND FOCUSES WITH RESPECT TO ITS TITLE INSURANCE BUSINESS; THE ADEQUACY OF THE THRIFT COMPANY'S ALLOWANCE FOR LOAN LOSSES; THE RECURRENCE OF TRENDS WHICH MAY AFFECT THE DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES; THE DEGREE OF EXPECTED CHANGE TO THE COMPANY'S TITLE INSURANCE LOSS RATES; THE EFFECT OF CLASS ACTION LAWSUITS, REGULATORY AUDITS AND INVESTIGATIONS AND OTHER LEGAL PROCEEDINGS ON THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS; FUTURE PAYMENT OF DIVIDENDS; ANTICIPATED SAVINGS TO BE GENERATED THROUGH STAFF REDUCTIONS; FUTURE ADJUSTMENTS OF STAFFING LEVELS; THE EFFECTS OF MORE STRINGENT LENDING STANDARDS AND REAL ESTATE PRICES ON FUTURE CLAIMS; THE CONTINUATION OF DECLINING LOSS RATIOS IN 2008; THE ENTERING INTO OF FUTURE CREDIT FACILITIES; THE TIMING OF CLAIM PAYMENTS; THE IMPACT OF DIVIDEND, LOAN AND ADVANCE RESTRICTIONS ON THE COMPANY'S ABILITY TO MEET ITS CASH OBLIGATIONS; THE SUFFICIENCY OF THE COMPANY'S RESOURCES TO SATISFY OPERATIONAL CASH REQUIREMENTS; THE CONSUMMATION OF THE PROPOSED SPIN-OFF TRANSACTION AND THE TIMING AND TAX FREE NATURE THEREOF; THE IMPACT OF SFAS 157 ON THE COMPANY'S FINANCIAL STATEMENTS; THE EFFECTS OF FIN 48 ADOPTION; CASH CONTRIBUTIONS TO PENSION PLANS; ANTICIPATED WEIGHTED AVERAGE PERIOD OF RECOGNITION OF STOCK OPTIONS AND RSUs; AND THE EFFECTS OF POTENTIAL PURCHASE ACCOUNTING CHANGES; ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY CONTAIN THE WORDS "BELIEVE," "ANTICIPATE," "EXPECT," "PLAN," "PREDICT," "ESTIMATE," "PROJECT," "WILL BE," "WILL CONTINUE," "WILL LIKELY RESULT," OR OTHER SIMILAR WORDS AND PHRASES. RISKS AND UNCERTAINTIES EXIST THAT MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE: INTEREST RATE FLUCTUATIONS; CHANGES IN THE PERFORMANCE OF THE REAL ESTATE MARKETS; LIMITATIONS ON ACCESS TO PUBLIC RECORDS AND OTHER DATA; GENERAL VOLATILITY IN THE CAPITAL MARKETS; CHANGES IN APPLICABLE GOVERNMENT REGULATIONS; HEIGHTENED SCRUTINY BY LEGISLATORS AND REGULATORS OF THE COMPANY'S TITLE INSURANCE AND SERVICES SEGMENT AND CERTAIN OTHER OF THE COMPANY'S BUSINESSES; CONSOLIDATION AMONG THE COMPANY'S SIGNIFICANT CUSTOMERS AND COMPETITORS; CHANGES IN THE COMPANY'S ABILITY TO INTEGRATE BUSINESSES WHICH IT ACQUIRES; THE INABILITY TO CONSUMMATE THE SPIN-OFF TRANSACTION ANNOUNCED JANUARY 15, 2008 AS A RESULT OF, AMONG OTHER FACTORS, THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS OR THE FAILURE TO OBTAIN THE FINAL APPROVAL OF THE COMPANY'S BOARD OF DIRECTORS; THE INABILITY TO RECOGNIZE THE BENEFITS OF THE SPIN-OFF TRANSACTION AS A RESULT OF, AMONG OTHER FACTORS, UNEXPECTED CORPORATE OVERHEAD COSTS, UNFAVORABLE REACTION FROM CUSTOMERS, EMPLOYEES, RATINGS AGENCIES OR OTHER INTERESTED PERSONS, THE TRIGGERING OF RIGHTS AND OBLIGATIONS BY THE SPIN-OFF, ACCOMMODATIONS REQUIRED TO BE MADE TO OBTAIN CONSENTS OR WAIVERS OR THE INABILITY TO TRANSFER ASSETS INTO THE ENTITY BEING SPUN-OFF; AND OTHER FACTORS DESCRIBED IN THIS ANNUAL REPORT ON FORM 10-K. THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

PART I

Item 1. Business

The Company

The Company was founded in 1894 as Orange County Title Company, succeeding to the business of two title abstract companies founded in 1889 and operating in Orange County, California. In 1924, the Company began issuing title insurance policies. In 1986, the Company began a diversification program which involved the acquisition and development of business information companies closely related to the real estate transfer and closing process. In 1998, the Company expanded its diversification program to include business information products and services outside of the real estate transfer and closing process.

On January 15, 2008, the Company announced its intention to spin-off its financial services companies, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation. The information solutions companies, which consist primarily of the current property information, mortgage information and First Advantage segments, will remain at the existing holding company, which will be renamed prior to the separation. The Company is a California corporation and has its executive offices at 1 First American Way, Santa Ana, California 92707-5913. The Company's telephone number is (714) 250-3000.

General

The First American Corporation, through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has five reporting segments that fall within two primary business groups, financial services and information technology. The financial services group includes the Company's title insurance and services segment and its specialty insurance segment. The title insurance and services segment issues residential and commercial title insurance policies, accommodates tax-deferred exchanges and provides escrow services, investment advisory services, trust services, lending and deposit products and other related products and services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The Company's mortgage information, property information and First Advantage segments comprise its information technology group. The mortgage information segment offers real estate tax reporting and outsourcing, flood zone certification and monitoring, default management services, document preparation and other real estate related services. The property information segment licenses and analyzes data relating to real property, offers risk management and collateral assessment analytics, provides database management and offers appraisal and broker price opinion services. The First Advantage segment, which is comprised entirely of the Company's publicly traded First Advantage Corporation subsidiary, provides specialty credit reports to the mortgage lending and automotive lending industries, provides employment background screening, hiring management solutions, payroll and human resource management, corporate tax and incentive services, drug-free workplace programs and other occupational health services, employee assistance programs, resident screening and renter's insurance, investigative services, computer forensics and electronic discovery services, motor vehicle records, transportation business credit services, automotive lead generation services, and supply chain security services. Financial information regarding each of the Company's business segments is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of Part II of this report.

The Company believes that it holds the number one market share position for many of its products and services, including title insurance, based on premiums written; flood zone determinations, based on the number of flood zone certification reports issued; tax monitoring services, based on the number of loans under service; credit reporting services to the mortgage industry, based on the number of credit reports issued; credit reports specializing in subprime consumers, based on the number of credit reports issued; property data services, based on the number of inquiries; automated appraisals, based on the number of reports sold; and MLS services, based on the number of active desktops. The Company also believes that it holds the number two market share position for home warranty services, based on an extrapolation of market share statistics provided by regulators in Texas and California; and drug testing administration, based on the number of reports issued.

In 2007, 2006 and 2005 the Company derived 69%, 73% and 74% of its consolidated revenues, respectively, from title insurance products. A substantial portion of the revenues for the Company's title insurance and services and mortgage information segments result from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and new home transactions. Over one-half of the revenues in the Company's property information segment and in excess of 15% of the revenues from the Company's First Advantage segment also depend on real estate activity. The remaining portion of the property information and First Advantage segments' revenues are less impacted by, or are isolated from, the volatility of real estate transactions. In the specialty insurance segment, revenues associated with the initial year of coverage in both the home warranty and property and casualty operations are impacted by volatility in real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

The Financial Services Group

Title Insurance and Services Segment

The title insurance and services segment's principal product is policies of title insurance on residential and commercial property. This segment also accommodates tax-deferred exchanges of real estate, and provides escrow services, investment advisory services, trust services, lending and deposit products and other related products and services.

Overview of Title Insurance Industry

Title to, and the priority of interests in, real estate are determined in accordance with applicable laws. In most real estate transactions, mortgage lenders and purchasers of real estate desire to be protected from loss or damage in the event that title is not as represented. In most parts of the United States, title insurance has become accepted as the most efficient means of providing such protection.

Title Policies. Title insurance policies insure the interests of owners and lenders against defects in the title to real property. These defects include adverse ownership claims, liens, encumbrances or other matters affecting such title which existed at the time a title insurance policy was issued and which were not excluded from coverage. Title insurance policies are issued on the basis of a title report, which is prepared after a search of the public records, maps, documents and prior title policies to ascertain the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. In certain instances, a visual inspection of the property is also made. To facilitate the preparation of title reports, copies of public records, maps, documents and prior title policies may be compiled and indexed to specific properties in an area. This compilation is known as a "title plant."

The beneficiaries of title insurance policies are generally real estate buyers and mortgage lenders. A title insurance policy indemnifies the named insured and certain successors in interest against title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the buyer in the amount of the purchase price of the property. In some cases the policy might provide insurance in a greater amount where the buyer anticipates constructing improvements on the property. Coverage under a title insurance policy issued to a mortgage lender generally terminates upon repayment of the mortgage loan. Coverage under a title insurance policy issued to a buyer generally terminates upon the sale of the insured property unless the owner carries back a mortgage or makes certain warranties as to the title.

Before issuing title policies, title insurers seek to limit their risk of loss by accurately performing title searches and examinations. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants, and not from claim losses as in the case of property and casualty insurers.

The Closing Process. Title insurance is essential to the real estate closing process in most transactions involving real property mortgage lenders. In a typical residential real estate sale transaction, a real estate broker, lawyer, developer, lender or closer involved in the transaction orders title insurance on behalf of an insured. Once the order has been placed, a title insurance company or an agent conducts a title search to determine the current status of the title to the property. When the search is complete, the title company or agent prepares, issues and circulates a commitment or preliminary title report to the parties to the transaction. The commitment summarizes the current status of the title to the property, identifies the conditions, exceptions and/or limitations that the title insurer intends to attach to the policy and identifies items appearing on the title that must be eliminated prior to closing.

The closing function, sometimes called an escrow in the western United States, is often performed by a lawyer, an escrow company or a title insurance company or agent, generally referred to as a "closer". Once documentation has been prepared and signed, and mortgage lender payoff demands are in hand, the transaction is "closed." The closer records the appropriate title documents and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued insuring the priority of the mortgage of the real property mortgage lender in the amount of its mortgage loan and the buyer in the amount of the purchase price. The time lag between the opening of the title order and the issuance of the title policy is usually between 30 and 90 days. The seller and the buyer usually bear the risk of loss related to title during this time lag. Any matter affecting title which is discovered during this period would have to be dealt with to the title insurers' satisfaction or the insurer would exclude the matter from the coverage afforded by the title policy. Before a closing takes place, however, the closer would request that the title insurer provide an update to the commitment to discover any adverse matters affecting title and, if any are found, would work with the seller to eliminate them so that the title insurer would issue the title policy subject only to those exceptions to coverage which are acceptable to the buyer and the buyer's lender.

Issuing the Policy: Direct vs. Agency. A title policy can be issued directly by a title insurer or indirectly on behalf of a title insurer through agents, which are not themselves licensed as insurers. Where the policy is issued by a title insurer, the search is performed by or at the direction of the title insurer, and the premium is collected and retained by the title insurer. Where the policy is issued by an agent, the agent typically performs the search, examines the title, collects the premium and retains a portion of the premium. The agent remits the remainder of the premium to the title insurer as compensation for the insurer bearing the risk of loss in the event a claim is made under the policy. The percentage of the premium retained by an agent varies from region to region. A title insurer is obligated to pay title claims in accordance with the terms of its policies, regardless of whether it issues its policy directly or indirectly through an agent.

Premiums. The premium for title insurance is due and earned in full when the real estate transaction is closed. Premiums are generally calculated with reference to the policy amount. The premium charged by a title insurer or an agent is subject to regulation in most areas. Such regulations vary from state to state.

The Company's Title Insurance Operations

Overview. The Company, through First American Title Insurance Company and its affiliates, transacts the business of title insurance through a network of direct operations and agents. Through this network, the Company issues policies in all states (except Iowa) and the District of Columbia. In Iowa, the Company provides abstracts of title only, because title insurance is not permitted by law. The Company also offers title or related services, either directly or through joint ventures, in Guam, Puerto Rico, the U.S. Virgin Islands, the Bahamas, Australia,

Canada, China, Hong Kong, Ireland, Latin America, New Zealand, South Korea, the United Kingdom, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, the Slovak Republic, Turkey, Spain and other territories and countries.

With respect to its title insurance operations, the Company plans to focus on controlling costs by reducing employee count, consolidating offices, centralizing administrative functions and optimizing management structure. The Company also plans to continue to rationalize its brand strategy, further scrutinize the profitability of its agency relationships and increase its offshore leverage.

Sales and Marketing. The Company markets its title insurance services to a broad range of customers. The Company believes that its primary source of business is referrals from persons in the real estate community, such as independent escrow companies, real estate agents and brokers, developers, mortgage brokers, mortgage bankers, financial institutions and attorneys. In addition to the referral market, the Company markets its title insurance services directly to large corporate customers and mortgage lenders. As title agents contribute a large portion of the Company's revenues, the Company also markets its title insurance services to independent agents. The Company's marketing efforts emphasize the combination of its products, the quality and timeliness of its services, process innovation and its national presence.

The Company provides its sales personnel with training in selling techniques, and each branch manager is responsible for hiring the sales staff and ensuring that sales personnel under his or her supervision are properly trained. In addition to this sales force, the Company's national commercial services division has a dedicated sales force. One of the responsibilities of the sales personnel of this division is the coordination of marketing efforts directed at large real estate lenders and companies developing, selling, buying or brokering properties on a multi-state basis. The Company also maintains a client relations group to coordinate sales to lender customers. The Company supplements the efforts of its sales force through general advertising in various trade and professional journals.

The Company has expanded its commercial business base primarily through increased commercial sales efforts. Because commercial transactions involve higher coverage amounts and yield higher premiums, commercial title insurance business generates greater profit margins than does residential title insurance business. Accordingly, the Company plans to continue to emphasize its commercial sales program.

Sales outside of the United States accounted for 7.9%, 5.8% and 4.9% of the Company's title revenues in 2007, 2006 and 2005, respectively. Because of the increasing acceptance of title insurance in foreign markets and the attractive earnings that have been generated, the Company plans to continue to expand its international sales efforts, particularly in Canada, the United Kingdom and other parts of Europe, Australia, South Korea and Hong Kong.

Underwriting. Before a title insurance policy is issued, a number of underwriting decisions are made. For example, matters of record revealed during the title search may require a determination as to whether an exception should be taken in the policy. The Company believes that it is important for the underwriting function to operate efficiently and effectively at all decision making levels so that transactions may proceed in a timely manner. To perform this function, the Company has underwriters at the branch level and the regional/divisional level, which report into national underwriting.

Agency Operations. The relationship between the Company and each agent is governed by an agency agreement which states the conditions under which the agent is authorized to issue title insurance policies on behalf of the Company. The agency agreement also prescribes the circumstances under which the agent may be liable to the Company if a policy loss is attributable to error of the agent. Although such agency agreements typically have a term of one to five years and are terminable immediately for cause; certain agents have negotiated more favorable terms to the agent.

The Company has an agent selection process and audit review program. In determining whether to engage an independent agent, the Company obtains information regarding the agent's experience, background, financial condition and past performance. The Company maintains loss experience records for each agent and conducts periodic audits of its agents. The Company also maintains agent representatives and agent auditors. Generally, agent auditors perform desk audits or an on-site examination of the agent's books and records on an annual basis. In addition to these annual reviews, an expanded review will be triggered if certain "warning signs" are evident. Warning signs that can trigger an expanded review include the failure to implement Company-required accounting controls, shortages of escrow funds and failure to remit underwriting fees on a timely basis.

Title Plants. The Company's network of title plants constitutes one of its principal assets. A title search is conducted by searching the public records or utilizing a title plant. While public title records generally are indexed by reference to the names of the parties to a given recorded document, most title plants arrange their records on a geographic basis. Because of this difference title plant records generally are easier to search. Most title plants also index prior policies, adding to searching efficiency. Many title plants are electronic. Certain offices of the Company utilize jointly owned plants or utilize a plant under a joint user agreement with other title companies. The Company believes its title plants, whether wholly or partially owned or utilized under a joint user agreement, are among the best in the industry.

The Company's title plants are carried on its consolidated balance sheets at original cost, which includes the cost of producing or acquiring interests in title plants or the appraised value of subsidiaries' title plants at dates of acquisition for companies accounted for as purchases. Thereafter, the cost of daily maintenance of these plants is charged to expense as incurred. A properly maintained title plant has an indefinite life and does not diminish in value with the passage of time. Therefore, in accordance with generally accepted accounting principles, no provision is made for amortization of these plants. Since each document must be reviewed and indexed into the title plant, such maintenance activities constitute a significant item of expense. The Company is able to offset a portion of title plant maintenance costs through joint ownership and access agreements with other title insurers and title agents.

Reserves for Claims and Losses. The Company provides for title insurance losses based upon its historical experience and other factors by a charge to expense when the related premium revenue is recognized. The resulting reserve for known claims and incurred but not reported claims reflects management's best estimate of the total costs required to settle all claims reported to the Company and claims incurred but not reported, and is considered by the Company to be adequate for such purpose. Each period the Company assesses the reasonableness of the estimated reserves; if the estimate requires adjustment, such an adjustment is recorded.

In settling claims, the Company occasionally purchases and ultimately sells the interest of the insured in the real property or the interest of the claimant adverse to the insured. These assets, which totaled $38.9 million at December 31, 2007, are carried at the lower of cost or fair value, less costs to sell, and are included in "Other assets" in the Company's consolidated balance sheets.

Reinsurance and Coinsurance. The Company assumes and distributes large title insurance risks through mechanisms of reinsurance and coinsurance. In reinsurance arrangements, in exchange for a portion of the premium, the reinsurer accepts that part of the risk which the primary insurer cedes to the reinsurer over and above the portion retained by the primary insurer. The primary insurer, however, remains liable for the total risk in the event that the reinsurer does not meet its obligation. In 2007, as a general policy, the Company did not retain more than $40 million of primary risk on any single policy, though the Company retained primary risk above $40 million on a case-by-case basis. In recent years, as the Company's commercial business has grown the number of instances in which the Company has retained risk above the threshold has increased. Beginning in January 2008, as a general policy the Company does not retain more than $100 million of primary risk on a single policy and the Company engages in an additional level of review before retaining primary risk above $40 million on policies. Under coinsurance arrangements each coinsurer is typically liable proportionately with the other coinsurers(s) for the amount of risk to which it agrees. The Company's reinsurance activities account for less than 1.0% of its total title insurance operating revenues.

Competition. The title insurance business is highly competitive. The number of competing companies and the size of such companies vary in the different areas in which the Company conducts business. Generally, in areas of major real estate activity, such as metropolitan and suburban localities, the Company competes with many other title insurers. Over thirty title insurance underwriters, for example, are members of the American Land Title Association, the title insurance industry's national trade association. The Company's major nationwide competitors in its principal markets include Fidelity National Financial, Inc., LandAmerica Financial Group, Inc., Stewart Title Guaranty Company and Old Republic International Corporation. In addition to these competitors, small nationwide, regional and local competitors as well as numerous agency operations throughout the country provide aggressive competition on the local level.

The Company believes that competition for title insurance business is based primarily on the quality and timeliness of service, because parties to real estate transactions are usually concerned with time schedules and costs associated with delays in closing transactions. In those states where prices are not established by regulatory authorities, the price of title insurance policies is also an important competitive factor. The Company believes that it provides quality service in a timely manner at competitive prices.

Trust and Investment Advisory Services. Since 1960, the Company has conducted a general trust business in California, acting as trustee when so appointed pursuant to court order or private agreement. In 1985, the Company formed a banking subsidiary into which its subsidiary trust operation was merged. During August 1999, this subsidiary converted from a state-chartered bank to a federal savings bank. This subsidiary, First American Trust, FSB, offers investment advisory services and manages equity and fixed-income securities. As of December 31, 2007, the trust company managed $2.0 billion of assets, administered fiduciary and custodial assets having a market value in excess of $3.7 billion, had assets of $985.7 million, deposits of $875.7 million and stockholder's equity of $64.3 million.

Lending and Deposit Products. During 1988, the Company acquired an industrial bank that accepts thrift deposits and uses deposited funds to originate and purchase loans secured by commercial properties primarily in Southern California. As of December 31, 2007, this company, First Security Thrift Company, had approximately $92.0 million of demand deposits and $119.1 million of loans outstanding.

Loans made or acquired during the current year by the thrift ranged in amount from $155,000 to $3.6 million. The average loan balance outstanding at December 31, 2007, was $564,182. Loans are made only on a secured basis, at loan-to-value percentages no greater than 75.0%. The thrift specializes in making commercial real estate loans. In excess of 99.5% of the thrift's loans are made on a variable rate basis. The average yield on the thrift's loan portfolio as of December 31, 2007, was 7.58%. A number of factors are included in the determination of average yield, principal among which are loan fees and closing points amortized to income, prepayment penalties recorded as income, and amortization of discounts on purchased loans. The thrift's primary competitors in the Southern California commercial real estate lending market are local community banks, other thrift and loan companies and, to a lesser extent, commercial banks. The thrift's average loan is approximately 13.49 years in duration.

The performance of the thrift's loan portfolio is evaluated on an ongoing basis by management of the thrift. The thrift places a loan on non-accrual status when two payments become past due. When a loan is placed on non-accrual status, the thrift's general policy is to reverse from income previously accrued but unpaid interest. Income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is probable. Interest income on non-accrual loans that would have been recognized during the year ended December 31, 2007, if all of such loans had been current in accordance with their original terms, totaled $0.

The following table sets forth the amount of the thrift's non-performing loans as of the dates indicated.

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(in thousands)				
Nonperforming Assets:					
Loans accounted for on a nonaccrual basis	$—	$—	$—	$—	$53
Total	$—	$—	$—	$—	$53

Based on a variety of factors concerning the creditworthiness of its borrowers, the thrift determined that it had no potential problem loans in existence as of December 31, 2007.

The thrift's allowance for loan losses is established through charges to earnings in the form of provision for loan losses. Loan losses are charged to, and recoveries are credited to, the allowance for loan losses. The provision for loan losses is determined after considering various factors, such as loan loss experience, maturity of the portfolio, size of the portfolio, borrower credit history, the existing allowance for loan losses, current charges and recoveries to the allowance for loan losses, the overall quality of the loan portfolio, and current economic conditions, as determined by management of the thrift, regulatory agencies and independent credit review specialists. While many of these factors are essentially a matter of judgment and may not be reduced to a mathematical formula, the Company believes that, in light of the collateral securing its loan portfolio, the thrift's current allowance for loan losses is an adequate allowance against foreseeable losses.

The following table provides certain information with respect to the thrift's allowance for loan losses as well as charge-off and recovery activity.

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(in thousands, except percentages)				
Allowance for Loan Losses:					
Balance at beginning of year	$1,440	$1,410	$1,350	$1,290	$1,170
Charge-offs:					
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—
	—	—	—	—	—
Recoveries:					
Real estate—mortgage	—	—	—	—	—
Assigned lease payments	—	—	—	—	—
	—	—	—	—	—
Net (charge-offs) recoveries	—	—	—	—	—
Provision for losses	48	30	60	60	120
Balance at end of year	$1,488	$1,440	$1,410	$1,350	$1,290
Ratio of net charge-offs during the year to average loans outstanding during the year	0%	0%	0%	0%	0%

The adequacy of the thrift's allowance for loan losses is based on formula allocations and specific allocations. Formula allocations are made on a percentage basis, which is dependent on the underlying collateral, the type of loan and general economic conditions. Specific allocations are made as problem or potential problem loans are identified and are based upon an evaluation by the thrift's management of the status of such loans. Specific allocations may be revised from time to time as the status of problem or potential problem loans changes.

The following table shows the allocation of the thrift's allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

	Year Ended December 31									
	2007		2006		2005		2004		2003	
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(in thousands, except percentages)									
Loan Categories:										
Real estate-mortgage ...	$1,488	100	$1,440	100	$1,410	100	$1,349	100	$1,289	100
Other	—	—	—	—	—	—	1	—	1	—
	$1,488	100	$1,440	100	$1,410	100	$1,350	100	$1,290	100

Specialty Insurance Segment

Home Warranties. The Company's home warranty business provides residential service contracts that cover many of the major systems and appliances in residential homes against failures that occur as the result of normal usage during the coverage period. Most of these policies are issued on resale residences, although policies are also available in some instances for new homes. Coverage is typically for one year and is renewable annually at the option of the contract holder and upon approval of the Company. Coverage and pricing typically vary by geographic region. Fees for the warranties may be paid at the closing of the home purchase or directly by the consumer and are recognized monthly over a 12-month period. Renewal premiums may be paid by a number of different options. In addition, the contract holder is responsible for a service fee for each trade call. First year warranties primarily are marketed through real estate brokers and agents, although the Company also markets directly to consumers. The Company also markets renewals. This business has expanded nationally and is currently doing business in 47 states and the District of Columbia.

Property and Casualty Insurance. The Company offers property and casualty insurance through its subsidiaries First American Property and Casualty Insurance Company and First American Specialty Insurance Company. First American Property and Casualty Insurance Company primarily conducts its business utilizing the Company's direct distribution channels, including cross-selling through existing closing-service activities. First American Specialty Insurance Company conducts its business utilizing a network of brokers.

The Information Technology Group

Mortgage Information Segment

The mortgage information segment provides real estate tax reporting and outsourcing, flood zone certification and monitoring, default management services, document preparation and other real estate related services.

Tax Monitoring. The Company's tax monitoring service, established in 1987, advises mortgage originators and servicers of the status of property tax payments due on real estate securing their loans. In October 2003, the Company enhanced this business with the acquisition of Transamerica Finance Corporation's tax monitoring business. The Company believes that it is currently the largest provider of tax monitoring services in the United States.

Under a typical contract the Company, on behalf of mortgage originators and servicers, monitors the real estate taxes owing on properties securing such originators' and servicers' mortgage loans for the life of such loans. In general, providers of tax monitoring services, such as the Company's tax service, indemnify mortgage lenders against losses resulting from a failure to monitor delinquent taxes. Where a mortgage lender requires that tax payments be impounded on behalf of borrowers, the Company also may be required to monitor and oversee the transfer of these monies to the taxing authorities and provide confirmation to lenders that such taxes have been paid. The Company also may indemnify mortgage lenders against losses for any failure to make such transfers.

The Company receives a fee for each loan at the time the contract is entered into or the loan is funded and recognizes revenues from tax service contracts over the estimated duration of the contracts. However, income taxes are paid on the entire fee in the first two years of the contract. Historically, the Company has maintained minimal reserves for losses relating to its tax monitoring service because its losses have been relatively minor. In addition, when performing tax outsourcing the Company performs the servicers' tax payment processing function for the life of the loan for an additional fee.

Flood Zone Certification. In January 1995, the Company entered the flood zone certification business with the acquisition of Flood Data Services, Inc. In October 2003 the Company substantially expanded this business with the acquisition of Transamerica Flood Hazard Certification, Inc., one of the Company's primary competitors in this business. This business furnishes to mortgage originators and servicers a report as to whether a subject property lies within a governmentally delineated flood hazard area and monitors the property for flood hazard status changes for as long as the loan is active. Federal legislation passed in 1994 requires that most mortgage lenders obtain a determination of the current flood zone status at the time each loan is originated and obtain updates during the life of the loan.

Default Services. The Company's default management business sells software and provides services which help mortgage servicing companies and financial institutions mitigate losses on mortgages that are in default as well as manage foreclosures, maintain and sell real estate owned (REO) properties and process foreclosure claims.

Property Information Segment

The Company's property information segment provides licenses and analyzes data relating to mortgage securities and loans and real property, offers risk management and collateral assessment analytics and provides database management and appraisal services to various businesses, in particular to businesses operating in the real estate industry. The Company's property information segment's primary customers are commercial banks, mortgage lenders and brokers, investment banks, fixed income investors, real estate agents, property and casualty insurance companies and title insurance companies. The data offered by this segment includes loan information, property characteristic information and images of publicly recorded documents relating to real property. This segment also manages databases of title and tax records, known as title plants, which are used primarily by title insurance companies in the issuance of title insurance policies.

This segment also provides appraisal services to mortgage lenders, real estate agents, investors and other businesses requiring valuations of real property. These services include traditional appraisals, which require physical inspection and human analysis, broker price opinion services, which value real property based on the opinions of real estate brokers and agents, and automated valuation models which use data and sophisticated mathematical models and analytic tools to arrive at a valuation.

The property information segment was created in the Company's First American Real Estate Solutions LLC (FARES) joint venture with Experian Group Limited in January 1998. Since that time this segment has grown through a number of significant acquisitions. In June 1998, the Company entered the imaged document business with the acquisition of Data Tree Corporation. In July 2000, the Company combined its title plant business with a competing business owned by the Company's competitor, LandAmerica. The combined entity, DataTrace Information Services LLC, is owned 80% by FARES and 20% by LandAmerica. In August 2000, the Company combined its property data business with Transamerica Corporation's competing business. At the time the Company owned 80% of the resulting entity. During 2004, the Company purchased the remaining 20%. In September 2002, the Company added broker price opinions (BPO) to its appraisal operations with the acquisition of SourceOne Services, Corp. (now known as First American Residential Value View). In April 2005, the Company expanded its offering of analytic products with the acquisition of LoanPerformance. This company provides mortgage information and mortgage performance and risk analytics largely to the U.S. mortgage finance and servicing market. In February 2007, the Company combined its property data and related analytics businesses with CoreLogic Systems, Inc., a provider of mortgage risk assessment and fraud prevention solutions. The former stockholders of CoreLogic own approximately 18% of the combined entity.

First Advantage Segment

The Company's First Advantage segment is comprised entirely of First Advantage Corporation, a public company whose shares of Class A common stock trade on the NASDAQ Global Market under the ticker symbol FADV. First Advantage was formed in the 2003 merger of the Company's screening information segment with US SEARCH.com, Inc. Since that time First Advantage has grown substantially through acquisitions. In particular, in September 2005, the Company contributed its credit information group to First Advantage in exchange for additional Class B common stock of First Advantage. In October 2007, First Advantage completed the sale of its US Search business. As of December 31, 2007, the Company, together with its FARES joint venture with Experian, indirectly owned all of First Advantage's outstanding Class B common stock. These Class B shares constituted approximately 81% of the economic interest of First Advantage as of December 31, 2007, of which the Company's indirect interest equals approximately 75% and Experian's indirect interest equals approximately 6%. The Class B shares, which are entitled to ten votes per share, represent approximately 98% of the voting interest of First Advantage as of December 31, 2007.

First Advantage now operates in six primary business groups: lender services, data services, dealer services, employer services, multifamily services, and investigative and litigation support services. First Advantage's lender services group provides specialized credit reports for mortgage lenders throughout the United States. Its data services group offers motor vehicle records, transportation industry credit reporting, fleet management, supply chain theft and damage mitigation consulting, criminal records reselling, subprime credit reporting, consumer credit reporting services and lead generation. Through its dealer services group, First Advantage provides specialized credit reports, credit automation software and lead generation services to auto dealers and lenders. First Advantage's employer services group helps thousands of companies manage risk with employment screening, occupation health and tax incentive services and hiring solutions. Its multifamily services group helps customers manage risk with resident screening services and its investigative and litigation support services group provides corporate litigation and investigative services.

Acquisitions

Commencing in the 1960s, the Company initiated a growth program with a view to becoming a nationwide provider of title insurance. This program included expansion into new geographic markets through internal growth and selective acquisitions. In 1986, the Company began expanding into other real estate business information services. In 1998, the Company expanded its diversification program to include business information companies outside of the real estate transfer and closing process. To date, the Company has made numerous strategic acquisitions designed to expand its direct title operations, as well as the range of services it can provide to its customers, and to diversify its revenues and earnings. In 2007, the number of acquisitions has slowed considerably, as the Company has focused on organic growth, product development and margin improvement. The Company is also examining the potential disposition of certain non-strategic assets.

Regulation

The title insurance business is heavily regulated by state insurance regulatory authorities. These authorities generally possess broad powers with respect to the licensing of title insurers, the types and amounts of investments that title insurers may make, insurance rates, forms of policies and the form and content of required annual statements, as well as the power to audit and examine title insurers. Under state laws, certain levels of capital and surplus must be maintained and certain amounts of securities must be segregated or deposited with appropriate state officials. Various state statutes require title insurers to defer a portion of all premiums in a reserve for the protection of policyholders and to segregate investments in a corresponding amount. Further, most states restrict the amount of dividends and distributions a title insurer may make to its shareholders.

In 1999, the Company entered into the property and casualty insurance business through the acquisitions of Great Pacific Insurance Company and Five Star Holdings, Inc. The property and casualty business is subject to regulation by government agencies in the states in which they transact business. The nature and extent of such regulation may vary from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of "control" of an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, the payment of dividends by an insurance company, approval of premium rates and policy forms for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained. In order to issue policies on a direct basis in a state, the property and casualty insurer must generally be licensed by such state. In certain circumstances, such as placements through licensed surplus lines brokers, it may conduct business without being admitted and without being subject to rate and policy forms approvals.

The Company's home warranty business is subject to regulation in some states by insurance authorities and other regulatory entities. The Company's trust company and thrift are both subject to regulation by the Federal Deposit Insurance Corporation. In addition, as a federal savings bank, the Company's trust company is regulated by the United States Department of the Treasury's Office of Thrift Supervision, and the Company's thrift is regulated by the California Department of Financial Institutions.

Investment Policies

The Company invests primarily in cash equivalents, federal and municipal governmental securities, mortgage loans and investment grade debt and equity securities. The largely fixed income portfolio is classified in the Company's financial statements as "available for sale." In addition to the Company's investment strategy, state laws impose certain restrictions upon the types and amounts of investments that may be made by the Company's regulated subsidiaries. Furthermore, the Company has made strategic investments in companies engaged in the title insurance, settlement services and data and analytics industries and in companies that engage in the business of developing systems or tools to distribute settlement services or information-based products.

Employees

As of December 31, 2007, the Company employed 37,354 people on either a part-time or full-time basis.

Available Information

The Company maintains a website, www.firstam.com, which includes financial and other information for investors. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the "Investors" page of our website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The Company's website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K, or any other filing with the Securities and Exchange Commission unless the Company expressly incorporates such materials.

Item 1A. Risk Factors

You should carefully consider each of the following risk factors and the other information contained in this Annual Report on Form 10-K. The Company faces risks other than those listed here, including those that are unknown to the Company and others of which the Company may be aware but, at present, considers immaterial. Because of the following factors, as well as other variables affecting the Company's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

1. Certain recurring trends generally result in a decrease in the demand for the Company's products and services

Demand for the Company's products and services generally decreases as the number of real estate transactions in which the Company's products and services are purchased decreases. The Company has found that the number of real estate transactions in which the Company's products and services are purchased decreases in the following situations:

- when mortgage interest rates are high;
- when mortgage funding is limited; and
- when real estate values are declining.

The Company believes that this trend will continue.

2. Changes in government regulation could prohibit or limit the Company's operations or make it more burdensome for us to conduct such operations

The Company's title insurance, property and casualty insurance, home warranty, thrift, trust and investment businesses are regulated by various federal, state, local and foreign governmental agencies. Many of the Company's other businesses operate within statutory guidelines. Changes in the applicable regulatory environment or statutory guidelines or changes in interpretations of existing regulations or statutes could prohibit or limit the Company's existing or future operations or make it more burdensome to conduct such operations. These changes may compel the Company to reduce its prices, may restrict the Company's ability to implement price increases, may restrict the Company's ability to acquire assets or businesses, may limit the manner in which the Company conducts its business or otherwise may have a negative impact on the Company's ability to generate revenues and earnings.

3. The Company may find it difficult to acquire necessary data

Certain data used and supplied by the Company are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations with respect to such data has not had a material adverse effect on the Company's results of operations, financial condition or liquidity to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may affect the Company's operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue. The suppliers of data to the Company face similar burdens and, consequently, the Company may find it financially burdensome to acquire necessary data.

4. Systems interruptions and intrusions may impair the delivery of the Company's products and services

System interruptions and intrusions may impair the delivery of the Company's products and services, result in a loss of customers and a corresponding loss in revenue. The Company depends heavily upon computer systems located in its data centers in Santa Ana, California and Westlake, Texas. Certain events beyond the Company's control, including acts of God, telecommunications failures and intrusions into the Company's systems by third parties could temporarily or permanently interrupt the delivery of products and services. These interruptions also may interfere with suppliers' ability to provide necessary data and employees' ability to attend work and perform their responsibilities.

5. The Company may not be able to realize the benefits of its offshore strategy

Over the last few years the Company has reduced its costs by utilizing lower cost labor in foreign countries such as India and the Philippines. These countries are subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand natural disasters. Such disruptions can decrease efficiency and increase the Company's costs in these countries. Weakness of the U.S. dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through this strategy. Furthermore, the practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States and, as a result, some of the Company's customers may require it to use labor based in the United States. The Company may not be able to pass on the increased costs of higher priced United States-based labor to its customers.

6. Product migration may result in decreased revenue

Consumers of many of the Company's real estate settlement services increasingly require these services to be delivered faster, cheaper and more efficiently. Many of the Company's traditional products are labor and time intensive. As these consumer pressures increase, the Company may be forced to replace its traditional products with automated products that can be delivered electronically and with limited human processing. Because many of the Company's traditional products have higher prices than its automated products, the Company's revenues may decline.

7. Increases in the size of the Company's customers enhance their negotiating position with respect to pricing and terms and may decrease their need for the services offered by the Company

Many of the Company's customers are increasing in size as a result of consolidation and growth. As a result, the Company may derive a higher percentage of its revenues from a smaller base of customers, which would enhance the ability of these customers to negotiate more favorable pricing and more favorable terms for the Company's products and services. Moreover, these larger customers may prove more capable of performing in-house some or all of the services we provide and, consequently, their demand for the Company's products and services may decrease. These circumstances could adversely affect the Company's revenues and profitability.

8. The Company may not be able to realize the anticipated benefits of the proposed spin-off transaction

On January 15, 2008, the Company announced its intention to spin-off its financial services businesses, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation. The proposed transaction is highly complex. Because, among other factors, a number of the Company's businesses are regulated and intertwined and the Company is a party to a multitude of transactions, the completion of the transaction may require significant time, effort and expense. This could lead to a distraction from the day to day operations of the Company's business, which could adversely effect those operations. In addition, the transaction will require certain regulatory approvals and the final approval of the Company's board of directors, and may require other third party consents, which could be withheld, or the receipt of which could require the Company to make undesirable concessions or accommodations. As a result of these and other factors, the Company may be unable to complete the transaction. In addition, if the transaction is consummated, the actual results may differ materially from the anticipated results. For example, the Company may not be able to recognize the anticipated benefits of the transaction because of, among other factors, unexpected corporate overhead costs, unfavorable reactions from customers, employees, ratings agencies, investors or other interested persons, any inability of First American Financial Corporation to pay the anticipated level of dividends, the triggering of rights and obligations by the transaction, or accommodations required to be made in order to obtain necessary approvals, waivers or consents.

9. The integration of Company acquisitions may be difficult and may result in a failure to realize some of the anticipated potential benefits of acquisitions

When companies are acquired, the Company may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the acquired businesses could have a material adverse effect on the Company's business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. The Company's management also will continue to be required to dedicate substantial time and effort to the integration of its acquisitions. These efforts could divert management's focus and resources from other strategic opportunities and operational matters.

10. The Company's future earnings may be reduced if acquisition projections are inaccurate

The Company's earnings have improved in part because of the Company's acquisition and integration of businesses. The success or failure of the Company's acquisitions has depended in large measure upon the accuracy of the Company's projections. These projections are not always accurate. Inaccurate projections have historically led to lower than expected earnings.

11. As a holding company, the Company depends on distributions from the Company's subsidiaries, and if distributions from the Company's subsidiaries are materially impaired, the Company's ability to declare and pay dividends may be adversely affected; in addition, insurance and other regulations may limit the amount of dividends, loans and advances available from the Company's insurance subsidiaries

First American is a holding company whose primary assets are the securities of its operating subsidiaries. The Company's ability to pay dividends is dependent on the ability of the Company's subsidiaries to pay dividends or repay funds. If the Company's operating subsidiaries are not able to pay dividends or repay funds, the Company may not be able to declare and pay dividends to its shareholders. Moreover, pursuant to insurance and other regulations under which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available is limited. Under such regulations, the maximum amount of dividends, loans and advances available from the Company's insurance subsidiaries in 2008 is $112.4 million.

12. Certain provisions of the Company's charter may make a takeover difficult even if such takeover could be beneficial to some of the Company's shareholders

The Company's restated articles of incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's board is empowered, without further shareholder action, to issue shares or series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights, including the ability to receive dividends, of the Company's common shareholders. The issuance of such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although the Company has no present intention of issuing any additional shares or series of preferred stock, the Company cannot guarantee that it will not make such an issuance in the future.

13. Scrutiny of the Company and the industries in which it operates by governmental entities and others could adversely affect its operations and financial condition

The real estate settlement services industry—an industry in which the Company generates a substantial portion of its revenue and earnings—has become subject to heightened scrutiny by regulators, legislators, the media and plaintiffs' attorneys. Though often directed at the industry generally, these groups may also focus their attention directly on the Company. In either case, this scrutiny may result in changes which could adversely affect the Company's operations and, therefore, its financial condition and liquidity.

For example, several states have either begun, or indicated that they will begin, an examination of title insurance rates. These states include California, which, on a revenue basis, is the largest state in which the Company's title insurance services segment operates. In states where rates are promulgated or otherwise highly regulated, such examinations may ultimately result in a reduction in the rates the Company can charge for title insurance policies. In other states, pressure exerted by governmental entities, competitors, consumer groups and the media may compel the Company to reduce its rates. A reduction in rates, if not offset by a corresponding reduction in expenses or an increase in market share, may result in decreased profitability.

Governmental entities have inquired into certain practices in the real estate settlement services industry to determine whether the Company or its competitors have violated applicable law, which include, among others, the insurance codes of the various jurisdictions in which the Company operates and the Real Estate Settlement Procedures Act and similar state and federal laws. Departments of insurance in the various states, either separately or in conjunction with federal regulators, also periodically conduct inquiries, generally referred to at the state level as "market conduct exams", into the practices of title insurance companies in their respective jurisdictions. From time to time plaintiffs' lawyers target the Company and other members of the Company's industry with lawsuits claiming legal violations or other wrongful conduct. These lawsuits may involve large groups of plaintiffs and claims for substantial damages. Any of these types of inquiries may result in a finding of a violation of the law or other wrongful conduct and may result in the payment of fines or damages or the imposition of restrictions on the Company's conduct which could impact its operations and financial condition. Moreover, these laws and standards of conduct often are ambiguous and, thus, it may be difficult to ensure compliance. This ambiguity may force the Company to mitigate its risk by settling claims or by ending practices that generate revenues and earnings.

14. Actual claims experience could materially vary from the expected claims experience that is reflected in the Company's reserve for incurred but not reported (IBNR) title claims

Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claim amounts become known in the five first years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years, while possible, is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years are considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $131.9 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

15. Market conditions may negatively impact the Company's title agents and non-public entities in which the Company has an ownership interest

A significant portion of the Company's operating revenues are derived from title agents. Additionally, the Company has significant investments in certain title agents and other non-public entities that operate in the real estate industry. Continued declines in real estate activity, which may result from, among other factors, further disruption in the credit markets and decreases in the overall demand in the real estate market, may impair the operations and financial results of these agents and other entities. As a result, the Company's operating revenue, investment and other income, investment results and cash flows may be negatively affected.

16. A downgrade by rating agencies may negatively affect the Company's results of operations and competitive position

Each of the major rating agencies rates the Company's title insurance operations. These ratings provide the agencies' perspectives on the financial strength, operating performance and ability to generate cash flows of those operations. The agencies continually review these ratings and the ratings are subject to change. Among other uses, certain of the Company's customers use these ratings as a factor to determine the amount of the policy from the Company they will accept and at what level reinsurance will be required. If the ratings are reduced from their current levels, the Company's results of operations and liquidity could be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company maintains its executive offices at MacArthur Place in Santa Ana, California. In 2005, the Company expanded its three-building office campus through the addition of two four-story office buildings totaling approximately 226,000 square feet, a two-story, free standing, 52,000 square foot technology center and a two-story parking structure, bringing the total square footage to approximately 490,000 square feet. The original three office buildings, totaling approximately 210,000 square feet, and the fixtures thereto and underlying land, are subject to a deed of trust and security agreement securing payment of a promissory note evidencing a loan made in October 2003, to the Company's subsidiary, First American Title Insurance Company, in the original sum of $55.0 million. This loan is payable in monthly installments of principal and interest, is fully amortizing and matures November 1, 2023. The outstanding principal balance of this loan was $47.9 million as of December 31, 2007.

As of December 31, 2006, the Company's mortgage information segment relocated most of its national operations from a facility in Dallas, Texas to a new location in Westlake, Texas. The Company exercised its option to terminate early its lease on the Dallas, Texas facility. The Company signed a 10-year lease on the Westlake, Texas facility, which comprises approximately 662,000 square feet. The Company's Lenders Advantage group occupies 67,000 square feet at this facility.

In 1999, the Company completed the construction of two office buildings in Poway, California. These two buildings, which are owned by the Company's title insurance subsidiary and are leased to First Advantage for use by its lender services segment and certain businesses in its dealer services segment, total approximately 153,000 square feet and are located on a 17 acre parcel of land.

The office facilities occupied by the Company or its subsidiaries are, in all material respects, in good condition and adequate for their intended use.

Item 3. Legal Proceedings

The Company and its subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on facts known to the Company. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS 5), the Company maintained a reserve for these lawsuits totaling $57.4 million at December 31, 2007. Actual losses may materially differ from the amounts recorded. The Company does not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company's title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of the Company's other businesses operate within statutory guidelines. Consequently, the Company may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of the Company's operations. These audits or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on facts known to the Company. In accordance with SFAS 5, the Company maintained a reserve for these matters totaling $2.4 million at December 31, 2007. While the ultimate disposition of each such audit or investigation is not yet determinable, the Company does not believe that individually or in the aggregate, they will have a material adverse effect on the Company's financial condition, results of operations or cash flows. These audits or investigations could result in changes to the Company's business practices which could ultimately have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company also is involved in numerous ongoing routine legal and regulatory proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings, individually or in the aggregate, will have a material adverse effect on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Market Prices and Dividends

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on February 22, 2008, was 3,030.

High and low stock prices and dividends declared for the last two years were as follows:

Quarter Ended	2007 High-low range	2007 Cash dividends	2006 High-low range	2006 Cash dividends
March 31	$53.92—$40.39	$.22	$47.32—$37.84	$.18
June 30	$55.25—$48.26	$.22	$43.39—$38.56	$.18
September 30	$53.57—$35.19	$.22	$43.10—$35.81	$.18
December 31	$37.58—$28.95	$.22	$42.64—$36.83	$.18

On January 15, 2008, the Company announced that it intends to spin-off its financial services companies, which consist primarily of its title insurance and specialty insurance reporting segments. Following the consummation of the spin-off transaction, the financial services company is expected to pay the same aggregate dividend as that currently paid by the Company. The Company, which is expected to be comprised of the remaining information solutions companies, is not expected to pay a dividend following the transaction.

While, prior to the spin-off transaction, the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, financial condition and capital requirements. The payment of dividends is also subject to the restrictions described in Note 2 to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of Part II of this report.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth details regarding equity securities of the Company that were authorized for issuance under equity compensation plans of the Company as of December 31, 2007.

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	(in thousands, except weighted-average exercise price)		
Equity compensation plans approved by security holders	4,142(1)	$29.61	5,760(3)
Equity compensation not approved by security holders	351(4)	$37.92	—
	4,493	$30.27	5,760

(1) Consists of unexercised outstanding stock options and unvested restricted stock units (RSUs) issued under The First American Corporation 1996 Stock Option Plan, The First American Corporation 1997 Directors' Stock Plan and The First American Corporation 2006 Incentive Compensation Plan. See Note 17 to the Company's consolidated financial statements for additional information.

(2) Calculated solely with respect to outstanding unexercised stock options.

(3) Consists of the sum of the shares remaining under the plans referenced in footnote (1) above and the shares remaining under the Company's Employee Stock Purchase Plan.

(4) Consists of shares related to plans assumed by the Company in the purchase of Credit Management Solutions, Inc. and stock options and RSUs issued to the Company's vice chairman and chief financial officer as an inducement for him to commence employment.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2007, the Company did not issue any unregistered shares of its common stock.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table describes repurchases by the Company of its shares of common stock which settled during each period set forth in the table. Prices in column (b) include commissions. Purchases described in column (c) were made pursuant to the share repurchase program originally announced by the Company on May 18, 2004. In 2005, an additional $100 million was authorized for repurchase, and in 2006 the authorized amount was increased by an additional $300 million. On January 15, 2008, the Company announced an additional increase in the authorized amount of $300 million. The amounts in column (d) reflect these increases. Under this plan, which has no expiration date, the Company may repurchase up to $800 million of the Company's issued and outstanding Common shares. As of December 31, 2007, the Company repurchased $439.6 million (including commissions) of its shares and, with the 2008 authorization, has the authority to repurchase an additional $360.4 million (including commissions).

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31, 2007	466,800	$36.45	466,800	$360,369,939
November 1 to November 30, 2007	—	$ —	—	$360,369,939
December 1 to December 31, 2007	—	$ —	—	$360,369,939
Total	466,800	$36.45	466,800	$360,369,939

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that it is specifically incorporated by reference into such filing.

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares with the corresponding changes in the cumulative total returns of the Standard & Poor's 500 Index, the Standard & Poor's 500 Financials Index and a peer group index. The comparison assumes an investment of $100 on December 31, 2002 and reinvestment of dividends. This historical performance is not indicative of future performance.



Comparison of Five-Year Cumulative Total Returns
Among
The First American Corporation,
S&P500 Composite Index, S&P Financial Index and Custom Peer Group
$250
$200
$150
$100
$50
$0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
The First American Corp
Custom Peer Group
S&P Financial Index
S&P 500 Composite Index

Comparison of Five-Year Cumulative Total Return

	The First American Corp (FAF) (1)	Custom Peer Group (1)(2)	S&P 500 Financial Sector Index (1)	S&P 500 Index (1)
12/31/2002	$100	$100	$100	$100
12/31/2003	$137	$127	$131	$129
12/31/2004	$165	$145	$145	$143
12/31/2005	$216	$169	$155	$150
12/31/2006	$198	$176	$184	$173
12/31/2007	$169	$137	$150	$183

(1) As calculated by Bloomberg Financial Services, to include reinvestment of dividends.

(2) The peer group consists of the following companies: Fidelity National Financial, Inc.; LandAmerica Financial Group, Inc.; Old Republic International Corp.; Stewart Information Services Corp.; Equifax Inc.; and Choicepoint Inc., each of which is a publicly held company having subsidiaries that transact the business of title insurance and/or information services on a nationwide basis.

Item 6. Selected Financial Data

The selected consolidated financial data for the Company for the four-year period ended December 31, 2007, has been derived from the audited Consolidated Financial Statements. The selected consolidated financial data for the Company for the year 2003 is derived from the accounting records and is unaudited (see Note C below). The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, "Item 1—Business—Acquisitions," and "Item 7—Management's Discussion and Analysis—Results of Operations."

The First American Corporation and Subsidiary Companies

	Year Ended December 31				
	2007	2006	2005	2004	2003 (Note C)
					(unaudited)
	(in thousands, except percentages, per share amounts and employee data)				
Revenues	$8,195,605	$8,522,053	$8,104,751	$6,722,326	$6,213,714
Net (loss) income	$ (3,119)	$ 287,676	$ 480,380	$ 345,847	$ 447,019
Total assets	$8,647,921	$8,224,285	$7,598,641	$6,216,536	$5,149,496
Notes and contracts payable	$ 906,046	$ 847,991	$ 848,569	$ 732,770	$ 553,888
Deferrable interest subordinated notes	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Stockholders' equity	$2,984,825	$3,202,053	$3,005,733	$2,469,138	$1,887,936
Return on average stockholders' equity	(0.1)%	9.3%	17.5%	15.9%	27.4%
Dividends on common shares	$ 82,833	$ 69,213	$ 68,636	$ 52,403	$ 38,850
Per share of common stock *(Note A)*—					
Net (loss) income:					
Basic	$ (0.03)	$ 2.99	$ 5.09	$ 4.00	$ 5.83
Diluted	$ (0.03)	$ 2.92	$ 4.92	$ 3.80	$ 5.19
Stockholders' equity	$ 32.50	$ 33.19	$ 31.36	$ 27.42	$ 23.95
Cash dividends	$ 0.88	$ 0.72	$ 0.72	$ 0.60	$ 0.50
Number of common shares outstanding—					
Weighted average during the year:					
Basic	94,649	96,206	94,351	86,430	76,632
Diluted	94,649	98,653	97,691	91,669	87,379
End of year	91,830	96,484	95,860	90,058	78,826
Title orders opened *(Note B)*	2,402	2,510	2,700	2,519	2,511
Title orders closed *(Note B)*	1,697	1,866	2,017	1,909	2,021
Number of employees *(Note D)*	37,354	39,670	37,883	30,994	29,802

Note A—Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note B—Title order volumes are those processed by the direct title operations of the Company and do not include orders processed by agents.

Note C—The Company has restated its financial statements to correct for errors relating to the accounting for employee stock options. The effect of this restatement on 2003 was a reduction in net income of approximately $4.1 million (0.9%).

Note D—Number of employees in 2007, 2006 and 2005 is based on actual employee headcount. Number of employees in 2004 and prior years was based on full-time equivalents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Spin-off

On January 15, 2008 the Company announced that its Board of Directors approved a plan to spin-off its financial services companies, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation. The information solutions companies, which consist primarily of the current property information, mortgage information and First Advantage segments, will remain at the existing holding company, which will be renamed prior to the separation. The transaction, which the Company anticipates will be tax-free to its shareholders, is expected to close in the third quarter of 2008.

The transaction is subject to customary conditions, including final approval by the Board of Directors, filing and effectiveness of a Form 10 Registration Statement with the Securities and Exchange Commission, receipt of a tax ruling from the Internal Revenue Service and the approval of applicable regulatory authorities.

Once the transaction is complete, the Company's shareholders will own 100 percent of the common equity in both the financial services and the information solutions companies. Both companies are expected to trade on the New York Stock Exchange, with the financial services company expected to trade under the current ticker symbol "FAF."

Critical Accounting Policies and Estimates

The Company's management considers the accounting policies described below to be critical in preparing the Company's consolidated financial statements. These policies require management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 to the consolidated financial statements for a more detailed description of the Company's accounting policies.

Revenue recognition. Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy, and for policies issued by independent agents, when notice of issuance is received from the agent. Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies. The Company's tax service division defers its tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect the estimated impact of prepayments, resulting in a weighted average life of less than 10 years. The Company reviews its tax service contract portfolio on a quarterly basis to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments and adjusts the amortization rates accordingly to reflect current trends. Subscription-based revenues are recognized ratably over the contractual term of the subscription. For most other products, revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Provision for title losses. The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance operating revenues. The Company's management estimates the loss provision rate at the beginning of each year and reassesses the rate quarterly to ensure that the resulting incurred but not reported (IBNR) loss reserve included in the Company's consolidated balance sheets reflects management's best estimate of the total costs required to settle all IBNR claims. If the ending reserve is not considered adequate, an adjustment is recorded.

During 2007, the Company hired a chief actuary to assist management in the process of assessing the loss provision rate and the resulting IBNR reserve. This process involves evaluation of the results of both an in-house actuarial review and independent actuarial study. The Company's in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, including among others, changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

Generally, twice a year, an independent third party actuary produces a report with estimates and projections of the same financial items described above. The third party actuary's analysis uses generally accepted actuarial techniques and factoring methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary's report is a second estimate that is used to validate the accuracy of the in-house analysis.

The Company's management uses the point estimate of the projected IBNR from the in-house actuary's analysis and other relevant information it may have concerning claims to determine what it considers to be the best estimate of the total amount required to settle all IBNR claims.

Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claims become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years is considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $131.9 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

In determining its best estimate of the appropriate IBNR reserve at December 31, 2007, management selected the single point estimate provided by the in-house year end actuarial analysis and a sensitivity analysis looking at the impact of the current and expected market conditions. There is no difference between the in-house actuary's single point estimate of likely loss exposure as of December 31, 2007 and the Company's IBNR balance at December 31, 2007.

A summary of the Company's loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands except percentages)	as of December 31, 2007		as of December 31, 2006	
Known title claims	$ 188,210	13.9%	$133,419	14.2%
IBNR	1,096,230	80.7%	727,840	77.7%
Total title claims	1,284,440	94.6%	861,259	91.9%
Non-title claims	73,192	5.4%	75,730	8.1%
Total loss reserves	$1,357,632	100.0%	$936,989	100.0%

Purchase accounting and impairment testing for goodwill and other intangible assets. Pursuant to Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), the Company is required to perform an annual impairment test for goodwill and other indefinite-lived intangible assets by reporting unit. This annual test, which the Company has elected to perform every September 30, utilizes a variety of valuation techniques, all of which require management to make estimates and judgments, and includes discounted cash flow analysis, market approach valuations and the use of third-party valuation advisors. Certain of these valuation techniques are also utilized by the Company in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, lender services, data services, dealer services, employer services, multifamily services and investigative and litigation services. The Company completed the required annual impairment testing for goodwill and other intangible assets in accordance with the provisions of SFAS 142, for the years ended December 31, 2007 and 2006, and determined that there was no impairment of value.

Management uses estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable.

Income taxes. The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. The transition adjustment recognized on the date of adoption is recorded as an adjustment to retained earnings as of the beginning of the adoption period. The Company adopted FIN 48 on January 1, 2007. See Note 13 to the consolidated financial statements for a discussion of the impact of implementing FIN 48.

Depreciation and amortization lives for assets. Management is required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Share-based compensation. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R). This standard is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. Effective January 1, 2006, the Company adopted SFAS 123R, which establishes standards for share-based awards for employee services. SFAS 123R has two transition method applications to choose from and the Company selected the modified-prospective method, under which prior periods are not revised for comparative purposes. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, the Company continues to use the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. The Company has selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. In conjunction with the adoption of SFAS 123R, the Company changed the method of attributing the value of share-based compensation expense from the accelerated multiple-option method to the straight-line single option method. Compensation expense for all share-based awards granted prior to January 1, 2006 is recognized using the accelerated multiple-option approach, while compensation expense for all share-based awards granted subsequent to January 1, 2006, is recognized using the straight-line single option method unless another expense attribution model is required by SFAS 123R. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, forfeitures were recognized as they occurred. The Company elected to apply the long-form method for determining the pool of windfall tax benefits and had a pool of windfall tax benefits upon adoption of SFAS 123R.

In the first quarter of 2007, the Company changed from granting stock options as the primary means of share-based compensation to granting restricted stock units (RSUs). The fair value of any RSU grant is based on the market value of the Company's shares on the date of grant and is generally recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of RSUs having the same vesting requirements as the RSUs initially granted.

In addition to stock options and RSUs, the Company has an employee stock purchase plan that allows eligible employees to purchase common stock of the Company at 85% of the closing price on the last day of each month. Under the provisions of SFAS 123R, commencing the first quarter of 2006, the Company began recognizing an expense in the amount equal to the discount.

Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles (GAAP), and expands disclosure requirements regarding fair value measurements. Although SFAS 157 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, SFAS 157 simplifies and codifies fair value related guidance previously issued within GAAP. The provisions of SFAS 157 are effective for the Company on January 1, 2008 and interim periods within that fiscal year. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for the Company on January 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) "Business Combinations" (SFAS 141(R)). This Statement retains the fundamental requirements in Statement of Financial Accounting Standards No. 141 "Business Combinations", that the acquisition method of accounting, previously known as the purchase method, be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) establishes principles and requirements for how the acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. SFAS 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. The provisions for SFAS 141(R) are effective for fiscal years beginning after December 15, 2008, and interim periods within the fiscal year. SFAS 141(R) will be applied prospectively and early adoption is prohibited. The Company is currently assessing the impact of adopting SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 "Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51" (SFAS 160). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years, and interim periods within the fiscal year, beginning after December 15, 2008, and early adoption is prohibited. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. The Company is currently assessing the impact of SFAS 160 on its consolidated financial statements.

Results of Operations

Overview—A substantial portion of the revenues for the Company's title insurance and services and mortgage information segments result from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. Over one-half of the revenues in the Company's property information segment and in excess of 15.0% of the revenues from the Company's First Advantage segment also depend on real estate activity. The remaining portion of the property information and First Advantage segments' revenues are less impacted by, or are isolated from, the volatility of real estate transactions. In the specialty insurance segment, revenues associated with the initial year of coverage in both the home warranty and property and casualty operations are impacted by volatility in real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

Residential mortgage originations in the United States (based on the total dollar value of the transactions) decreased 14.2% in 2007 when compared with 2006 according to the Mortgage Bankers Association's (MBA) January 14, 2008, Mortgage Finance Forecast. According to MBA data, purchase originations decreased 16.8% and refinance originations decreased 11.5% in 2007 relative to 2006. This overall decrease in mortgage originations primarily impacted the Company's financial services group, which experienced an 8.6% decline in operating revenues in 2007 relative to 2006, and resulted in a decrease in the Company's total operating revenues. The impact of the drop in mortgage originations was in part offset by a relatively strong commercial real estate market and increased international activity. The decrease in operating revenues at the Company's financial services group was offset in part by an 8.7% increase in operating revenues at the information technology group in 2007 over 2006. This growth in operating revenues was primarily due to acquisition activity and organic growth at the property information segment, growth in default revenues at the mortgage information segment and organic growth at the First Advantage segment.

Total operating revenues for the Company increased in 2006 compared with 2005, despite a decline in mortgage originations, primarily as a result of acquisition activity and organic growth at the Company's specialty insurance, property information and First Advantage segments. Operating revenues in 2005 also increased when compared with 2004 primarily as a result of a relatively strong resale and commercial real estate market, an increase in the average revenues per order closed in the Company's title business as well as acquisition activity.

Operating revenues—A summary by segment of the Company's operating revenues is as follows:

	2007	%	2006	%	2005	%
	(in thousands, except percentages)					
Financial Services:						
Title Insurance:						
Direct operations	$2,895,766	37	$3,063,911	37	$3,017,050	38
Agency operations	2,619,893	33	2,995,241	36	2,857,881	36
	5,515,659	70	6,059,152	73	5,874,931	74
Specialty Insurance	302,822	4	309,261	4	275,207	4
	5,818,481	74	6,368,413	77	6,150,138	78
Information Technology:						
Mortgage Information	507,342	7	527,218	7	584,344	7
Property Information	740,544	9	599,638	7	511,852	7
First Advantage	856,542	11	809,723	10	635,978	8
	2,104,428	27	1,936,579	24	1,732,174	22
Eliminations	(110,874)	(1)	(65,879)	(1)	(24,674)	—
	$7,812,035	100	$8,239,113	100	$7,857,638	100

Financial Services. Operating revenues from direct title operations decreased 5.5% in 2007 over 2006 and increased 1.6% in 2006 over 2005. The decrease in 2007 from 2006 was primarily due to a decrease in the number of orders closed by the Company's direct operations, offset in part by an increase in the average revenues per order closed. The increase in 2006 over 2005 was primarily due to an increase in the average revenues per order closed, offset in part by a decrease in the number of orders closed. The average revenues per order closed were $1,707, $1,642 and $1,496 for 2007, 2006 and 2005, respectively. The Company's direct title operations closed 1,696,500, 1,865,700 and 2,017,200 title orders during 2007, 2006 and 2005, respectively, a decrease of 9.1% in 2007 from 2006 and 7.5% in 2006 from 2005. The fluctuations in closings primarily reflected decreasing mortgage origination activity, balanced against market share gains that resulted from organic growth and acquisition activity. Operating revenues from agency title operations decreased 12.5% in 2007 over 2006 and increased 4.8% in 2006 over 2005. These fluctuations reflect the same factors affecting direct title operations compounded by the timing of the reporting of agency remittances.

Total operating revenues for the title insurance segment (direct and agency operations) contributed by new acquisitions were $75.0 million, $230.3 million and $376.4 million for 2007, 2006 and 2005, respectively.

Specialty insurance operating revenues decreased 2.1% in 2007 over 2006 and increased 12.4% in 2006 over 2005. The decrease in 2007 from 2006 was due to the decline in home warranty contracts issued in connection with resale transactions, offset in part by market share growth at the Company's property and casualty insurance division's renters division. The increase in 2006 over 2005 reflected continued geographic expansion at the Company's home warranty division as well as market share gains and premium increases at the Company's property and casualty insurance division, offset in part by the decrease in resale transactions.

Information Technology. Mortgage information operating revenues decreased 3.8% in 2007 from 2006 and 9.9% in 2006 over 2005. These decreases were primarily attributable to declining mortgage origination volumes as well as increases in the estimated servicing life of the tax service loan portfolio due to a slowdown in prepayment speeds, which resulted in the deferral of a larger portion of the tax service fee. Offsetting these decreases was the growth in default-related revenues.

Total operating revenues for the mortgage information segment contributed by new acquisitions were $3.7 million, $3.9 million and $23.3 million for 2007, 2006 and 2005, respectively.

Property information operating revenues increased 23.5% in 2007 over 2006 and 17.2% in 2006 over 2005. These increases primarily reflected $63.0 million and $9.2 million of operating revenues contributed by new acquisitions for the respective periods, as well as organic growth, particularly in the appraisal division. These increases were offset in part by the decline in mortgage originations and the tightening of the credit markets which led to a decrease in mortgage securitization activity and therefore the demand for some of the mortgage analytic product offerings.

First Advantage operating revenues increased 5.8% in 2007 over 2006 and 27.3% in 2006 over 2005. These increases were primarily attributable to $17.4 million and $137.1 million of operating revenues contributed by new acquisitions for the respective periods as well as organic growth.

Investment and other income—Investment and other income totaled $308.5 million, $267.6 million and $211.7 million in 2007, 2006 and 2005, respectively, an increase of $40.9 million, or 15.3% in 2007 over 2006, and $55.9 million, or 26.4% in 2006 over 2005. These increases were primarily due to the growth in interest income resulting from increases in the average investment portfolio balance and higher yields. Offsetting in part the growth in interest income for 2006 over 2005 was a 29.1% decrease in equity in earnings of unconsolidated affiliates, which are accounted for under the equity method of accounting.

Gain on issuance of subsidiary stock—Gain on issuance of subsidiary stock totaled $9.4 million in 2007, $9.3 million in 2006 and $25.7 million in 2005. These amounts represent realized gains relating to the issuance of shares by the Company's publicly-traded subsidiary, First Advantage Corporation (First Advantage).

Net realized investment gains/losses—Net realized investment gains totaled $65.7 million in 2007, $6.1 million in 2006 and $9.7 million in 2005. The 2007 total included $117.8 million of realized gains at the Company's First Advantage segment resulting from the sale of a portion of its DealerTrack Holdings, Inc. investment and its sale of the US Search subsidiary, $79.6 million in realized gains at the property information segment, which primarily reflected the combination of the Company's RES division with CoreLogic Systems, Inc., and $5.0 million of miscellaneous realized investment gains at the title insurance segment. Offsetting in part the 2007 realized gains were realized investment losses of $86.3 million at the title insurance segment, which primarily reflected impairment losses related to the valuations of two unconsolidated affiliates, $22.2 million of impairment losses at the property information segment related to the valuations of certain unconsolidated affiliates and $35.0 million of impairment losses at the corporate level primarily related to the valuations of certain unconsolidated affiliates. The 2006 total included a realized gain of $7.0 million recognized by the Company's First Advantage segment relating to a follow-on stock offering by DealerTrack Holdings, Inc., as well as a $3.0 million realized loss recognized at the Company's title insurance segment resulting from an asset write-down. The 2005 total included a realized gain of $9.5 million recognized by the First Advantage segment, relating to the completion of an initial public offering by DealerTrack Holdings, Inc.

Salaries and other personnel costs—A summary by segment of the Company's salaries and other personnel costs is as follows:

	2007	%	2006	%	2005	%
	(in thousands, except percentages)					
Financial Services:						
Title Insurance	$1,723,885	66	$1,798,340	70	$1,731,472	71
Specialty Insurance	60,585	2	61,502	3	56,205	2
	1,784,470	68	1,859,842	73	1,787,677	73
Information Technology:						
Mortgage Information	186,158	7	201,910	8	234,885	10
Property Information	302,406	12	238,915	9	183,488	8
First Advantage	275,918	11	237,604	9	180,352	7
	764,482	30	678,429	26	598,725	25
Corporate	78,866	3	59,800	2	56,502	3
Eliminations	(24,267)	(1)	(26,718)	(1)	(13,991)	(1)
	$2,603,551	100	$2,571,353	100	$2,428,913	100

Financial Services. The Company's title insurance segment comprises over 96% of total salaries and other personnel costs for the financial services group. The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors; the need to monitor personnel changes to match the level of corresponding or anticipated new orders, and the need to provide quality service. In addition, this segment's growth in operations that specialize in commercial, builder and lender title business has created ongoing fixed costs required to service accounts.

Title insurance personnel expenses decreased $74.5 million or 4.1% in 2007 from 2006 and increased $66.9 million or 3.9% in 2006 over 2005. Excluding new acquisitions, in 2007 salaries and other personnel costs decreased $116.1 million, or 6.5% from 2006. Included in salaries and other personnel costs for 2007 were $19.2 million of employee separation costs related to the Company's reduction of its staffing levels and consolidation of 195 title branches. The decreases in salaries and other personnel expenses primarily reflect a reduction in base salary expense as well as bonus expense resulting from personnel reductions and lower levels of profits. In 2007 title insurance staff reductions totaled 2,996. This reduction in staff is anticipated to result in an additional cost savings in 2008 of approximately $88.6 million. The Company continues to closely monitor order volumes and related staffing levels and will adjust staffing levels as considered necessary. Title insurance personnel expenses increased 3.9% in 2006 over 2005. This increase was primarily due to $75.3 million of personnel costs associated with new acquisitions, offset in part by cost reductions in response to the decline in mortgage originations. The Company's direct title operations opened 2,401,500, 2,510,400, and 2,700,000 orders in 2007, 2006, and 2005, respectively, representing a decrease of 4.3% in 2007 over 2006 and 7.0% in 2006 over 2005. These decreases primarily reflect the decline in mortgage originations, offset in part by market share growth that resulted from organic growth and acquisition activity.

Information Technology. Mortgage information salary and other personnel expenses decreased 7.8% in 2007 from 2006 and 14.0% in 2006 from 2005. These decreases reflect general expense reductions in response to the decrease in mortgage originations, decreases in headcount and continued offshoring initiatives offset in part by increased costs at the default division necessary to service the increased business volume. Included in mortgage information personnel expenses for 2007 and 2006 were $2.3 million and $3.2 million of costs associated with new acquisitions, respectively. Fiscal 2007 staff reductions are expected to result in additional cost savings in 2008 of $2.2 million.

Property information salary and other personnel expenses increased 26.6% in 2007 over 2006 and 30.2% in 2006 over 2005. The 2007 increase over 2006 was primarily related to increased appraisal related expenses and offshoring activities, which had the effect of minimizing increase in other costs. Excluding acquisition activity, property information personnel expenses increased $35.2 million, or 14.7% for 2007 over 2006 and $49.6 million, or 27.0% for 2006 over 2005. Included in salary and other personnel expenses for 2007 were $1.7 million of costs associated with employee terminations and other restructuring expenses. During 2007, there were headcount reductions in the property information segment that are anticipated to generate additional cost savings of $10.6 million in 2008.

First Advantage salary and other personnel expenses increased 16.1% in 2007 and 31.7% in 2006. Excluding acquisition activity, First Advantage personnel and expenses increased $33.2 million, or 14.0% for 2007 over 2006 and $20.1 million, or 11.1% for 2006 over 2005. These increases were primarily due to international growth in the employer services and litigation services divisions. Also contributing to the increase for 2007 were $8.0 million in severance costs incurred in the first quarter of 2007 associated with the resignation of the chief executive officer of First Advantage and $0.9 million for costs incurred in connection with operational consolidations in the employer services segment. The increase in 2006 over 2005 was due to increased expenses to service the increase in business volume.

Corporate. Corporate salary and other personnel expenses increased 31.9% in 2007 over 2006 and 5.8% in 2006 over 2005. The increase in 2007 over 2006 was primarily due to a $29.5 million increase in costs at the corporate level related to the Company's self-funded health plans. This amount reflected a $5.3 million expense charge in 2007, which represented a worse than anticipated performance for these plans, compared with a $24.2 million expense credit in 2006, which reflected better than anticipated performance. Excluding the effects of the Company's self-funded health plans, corporate personnel expenses decreased 17.3% in 2007 from 2006, primarily reflecting a decrease in bonus expense in response to the decrease in the Company's profits.

The increase in 2006 over 2005 was primarily attributable to an increase in share-based compensation expense, which was related to the adoption of SFAS 123R, offset in part by reduced bonus expense in response to the decrease in the Company's profits.

Premiums retained by agents—A summary of agent retention and agent revenues is as follows:

	2007	2006	2005
	(in thousands, except percentages)		
Agent retention	$2,096,614	$2,393,348	$2,298,622
Agent revenues	$2,619,893	$2,995,241	$2,857,881
% retained by agents	80.0%	79.9%	80.4%

The premium split between underwriter and agents is in accordance with the respective agency contracts and can vary from region to region due to divergencies in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations.

Other operating expenses—A summary by segment of the Company's other operating expenses is as follows:

	2007	%	2006	%	2005	%
	(in thousands, except percentages)					
Financial Services:						
Title Insurance	$1,194,838	58	$1,106,719	57	$1,030,910	59
Specialty Insurance	50,962	2	47,697	2	35,884	2
	1,245,800	60	1,154,416	59	1,066,794	61
Information Technology:						
Mortgage Information	204,697	10	177,702	9	173,755	10
Property Information	241,911	12	188,097	10	166,476	10
First Advantage	421,994	20	420,488	21	336,718	19
	868,602	42	786,287	40	676,949	39
Corporate	44,938	2	50,369	3	13,774	1
Eliminations	(86,607)	(4)	(39,161)	(2)	(10,682)	(1)
	$2,072,733	100	$1,951,911	100	$1,746,835	100

Financial Services. The Company's title insurance segment comprises over 95% of total other operating expenses for the Financial Services group. Title insurance other operating expenses (principally direct operations) increased 8.0% in 2007 over 2006 and 7.4% in 2006 over 2005. The increase in 2007 over 2006 was primarily due to a $36 million reduction in the level of vendor expense reimbursements, $23.4 million of other operating expenses associated with new acquisitions, $17.1 million in expenses incurred in connection with the consolidation of certain title insurance branches and costs associated with international expansion and Louisiana Road Home recovery efforts, offset in part by cost reductions in response to the decrease in mortgage originations. The decrease in vendor expense reimbursements reflects a change in the Company's treasury management practices to include more investment programs and borrowing agreements and less vendor arrangement services; accordingly, the decrease in vendor expense reimbursements was more than offset by increased interest income. The increase in 2006 over 2005 was primarily due to $73.8 million of other operating expenses associated with new acquisitions, as well as an increase in litigation and regulatory charges, offset in part by cost reductions in response to the decrease in mortgage originations and title orders. Litigation and regulatory charges in 2007, 2006 and 2005 totaled $28.1 million, $32.9 million and $12.5 million, respectively.

Information Technology. Mortgage information other operating expenses increased 15.2% in 2007 over 2006 and 2.3% in 2006 over 2005. The increase in 2007 over 2006 was primarily due to approximately $17.0 million in increased costs at the default division (i.e., inspection fees and property preservation costs) associated with the increase in default business, increased outsourcing costs and $1.7 million of costs associated with new acquisitions. The increase in 2006 over 2005 was primarily due to $2.3 million of costs associated with new acquisitions.

Property information other operating expenses increased 28.6% in 2007 over 2006 and 13.0% in 2006 over 2005. Excluding other operating expenses of $28.4 million and $3.0 million associated with new acquisitions for the respective periods, other operating expenses for property information increased 13.5% in 2007 over 2006 and 11.2% in 2006 over 2005. These increases were primarily due to an increase in third party appraiser fees due primarily to the growth in the appraisal business.

First Advantage other operating expenses increased 0.4% in 2007 over 2006 and 24.9% in 2006 over 2005. Excluding other operating expenses of $8.7 million and $61.5 million associated with new acquisitions for the respective periods, other operating expenses for First Advantage decreased 1.7% in 2007 over 2006 and increased 6.6% in 2006 over 2005. The decrease in 2007 over 2006 was primarily due to a reduction of certain variable expenses associated with a decline in volumes in the lender services business. The increase in 2006 over 2005 was primarily due to an increase in cost of service fees primarily associated with the growth in the data services and dealer divisions.

Corporate. Corporate other operating expenses decreased $5.4 million in 2007 from 2006 and increased $36.6 million in 2006 over 2005. The decrease in 2007 from 2006 was primarily due to cost reductions in response to the decrease in business volume. The increases in 2006 over 2005 reflected higher consulting and professional fees, as well as increased technology costs and expenses incurred in connection with the Company's review of its historical stock option granting practices.

Provision for title losses and other claims—A summary by segment of the Company's provision for title losses and other claims is as follows:

	2007	%	2006	%	2005	%
	(in thousands, except percentages)					
Title Insurance	$709,934	79	$482,567	73	$288,713	63
Specialty Insurance:						
Home Warranty	98,070	11	95,238	15	90,175	20
Property and Casualty Insurance	67,122	8	59,568	9	52,442	11
	165,192	19	154,806	24	142,617	31
All other segments	18,819	2	19,574	3	25,700	6
	$893,945	100	$656,947	100	$457,030	100

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues, was 12.9% in 2007, 8.0% in 2006 and 4.9% in 2005. During 2007, the Company recorded $365.9 million in title insurance reserve strengthening adjustments. The adjustments reflect changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2007; increases in defaults and foreclosures during 2007; a large single fraud loss from a closing protection letter claim involving multiple properties; higher-than-expected claims emergence for business from a large agent; and higher-than-expected claims emergence from a recently-acquired underwriter.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in the real estate and mortgage markets which directly affect title claims. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision for the period. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of the Company's title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders' losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. This environment increases the potential for claims on lenders' title policies. By the same reasoning, title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. Management believes that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance's business economics that applies broadly to the title insurance industry. Lenders are now experiencing higher losses on mortgage loans from prior years, including loans that were originated during 2004-2007. These losses have led to higher title insurance claims on lenders policies, and also accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2003 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2004-2006 range from 6.2% to 7.8%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period and the early part of 2007. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratio for policy year 2007 is 6.4%, which is lower than the ratios for 2005 and 2006. This is due in part to the transition to more favorable underwriting conditions that occurred in the second half of 2007.

During 2007, mortgage loan underwriting standards became more stringent and housing price levels decreased. These increased standards would be expected to reduce the claims risk for title insurance policies issued later in 2007. Claim frequency related to 2007 policies declined in each quarter, and average claim severity reached its lowest level of the year for policies issued in the fourth quarter. In early 2008, the current credit environment is tighter than in 2007, resulting in higher quality mortgage loans underlying current title policies and a lower proportion of subprime loans. Lower residential real estate prices also reduce potential risk exposure on policies being issued currently. For these reasons management expects the trend of declining policy year loss ratios to continue with the 2008 policy year.

The increase in rate for 2006 was primarily due to a $155.0 million reserve strengthening adjustment recorded in the second quarter of 2006. This adjustment reflects a change in estimate for ultimate losses expected primarily from policy years 2002 through 2005. The change in estimate resulted primarily from higher than expected claims frequency experienced for those policy years during the first half of 2006, and included in the mid-year actuarial analysis performed by the Company's independent third party actuary.

The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 53.8% in 2007, 50.5% in 2006 and 51.7% in 2005. The increase in the rate from 2007 over 2006 was primarily due to an increase in claims severity. The average cost per claim increased due in part to an increase in the cost of replacing air conditioners with models that met new federal guidelines related to energy efficiency. The decreased rate in 2006 from 2005 was primarily due to a reduction in the average number of claims incurred per contract as well as contract price increases.

The provision for property and casualty claims, expressed as a percentage of property and casualty operating revenues, was 55.6% in 2007, 49.4% in 2006 and 52.0% in 2005. The increase in the rate from 2007 over 2006 was the result of a $5.0 million incurred loss deductible before reinsurance recoveries on Southern California wildfires in October 2007 and $3 million incurred on winter freeze losses in January 2007. The decreased rate in 2006 from 2005 was primarily due to the absence of winter storm losses in 2006 when compared to $4.1 million incurred on winter losses in 2005.

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31		
	2007	2006	2005
		(in thousands)	
Balance at beginning of year	$ 936,989	$671,054	$526,516
Provision related to:			
Current year	528,080	449,131	409,940
Prior years	365,865	207,816	47,090
	893,945	656,947	457,030
Payments related to:			
Current year	219,179	217,327	231,632
Prior years	268,486	173,459	132,564
	487,665	390,786	364,196
Other	14,363	(226)	51,704
Balance at end of year	$1,357,632	$936,989	$671,054

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to company acquisitions and foreign currency gains/losses. Included in "Other" for 2005 were $48.6 million in purchase accounting adjustments related to acquisitions in the title insurance and services segment. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $186.5 million, $174.0 million and $169.0 million in 2007, 2006 and 2005, respectively, that relate to the Company's non-title insurance operations.

Depreciation and amortization—Depreciation and amortization increased 12.3% in 2007 over 2006 and 31.4% in 2006 over 2005. These increases were primarily due to an increase in the amortization of intangibles as a result of acquisition activity and an increase in the amortization of capitalized data and software as a result of new capital expenditures. Depreciation and amortization, as well as capital expenditures for each of the Company's segments, are summarized in Note 23 to the consolidated financial statements.

Premium taxes—A summary by pertinent segment of the Company's premium taxes is as follows:

	2007	%	2006	%	2005	%
			(in thousands, except percentages)			
Title Insurance	$60,944	93	$66,607	93	$59,269	92
Specialty Insurance	4,776	7	5,152	7	4,924	8
	$65,720	100	$71,759	100	$64,193	100

Insurers generally are not subject to state income or franchise taxes. However, in lieu thereof, a "premium" tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues remained relatively constant at approximately 1.0%.

Interest—Interest expense increased $5.7 million, or 7.9% in 2007 over 2006 and $18.9 million, or 35.1% in 2006 over 2005. The increase for 2007 primarily reflected new borrowings under the Company's credit agreement, an increase in acquisition-related indebtedness, as well as higher interest rates. The increases for 2006 were primarily due to an increase in acquisition-related indebtedness as well as higher interest rates.

Income/(Loss) before income taxes and minority interests—A summary by segment is as follows:

	2007	%	2006	%	2005	%
	(in thousands, except percentages)					
Financial Services:						
Title Insurance	$(234,359)	(66)	$ 305,685	40	$544,740	55
Specialty Insurance	39,728	11	56,406	8	47,557	5
	(194,631)	(55)	362,091	48	592,297	60
Information Technology:						
Mortgage Information	100,407	28	119,141	16	138,382	14
Property Information	216,535	61	151,898	20	149,673	15
First Advantage	232,991	66	117,248	16	103,549	11
	549,933	155	388,287	52	391,604	40
	355,302	100	750,378	100	983,901	100
Corporate	(203,239)		(153,475)		(86,159)	
	$ 152,063		$ 596,903		$897,742	

In general, the title insurance business is a lower profit margin business when compared to the Company's other segments. The lower profit margins reflect the high cost of producing title evidence whereas the corresponding revenues are subject to regulatory and competitive pricing restraints. Due to this relatively high proportion of fixed costs, title insurance profit margins generally improve as closed order volumes increase. Title insurance profit margins are affected by the composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. In addition, profit margins from refinance transactions are affected by whether they are centrally processed or locally processed. Profit margins from resale, new construction and centrally processed refinance transactions are generally higher than from locally processed refinancing transactions because in many states there are premium discounts on, and cancellation rates are higher for, refinance transactions. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. Given current and expected market conditions, management is continuing to analyze the terms and profitability of its agent relationships and is working to amend agent agreements to the extent possible. Amendments being sought include, among others, changing the percentage of premium retained by the agent and the deductible paid by the agent on claims; if changes to the agreements cannot be made, management may elect to terminate certain agreements. Additionally, market conditions may continue to negatively impact the performance and financial conditions of the Company's title agents. Should title agents encounter significant issues, those issues may lead to negative impacts on the Company's revenue, claims, earnings, and liquidity.

Most of the businesses included in the Information Technology group are database intensive, with a relatively high proportion of fixed costs. As such, profit margins generally improve as revenues increase. Revenues for the mortgage information segment, like the title insurance segment, are primarily dependent on the level of real estate activity and the cost and availability of mortgage funds. Revenues for the property information segment are, in part, dependent on real estate activity, but are less cyclical than title insurance and mortgage information revenues as a result of a significant subscription-based revenue stream, new product innovation, expanding secondary market applications and an increase in non-mortgage related customers. Most of the revenues for the First Advantage segment are unaffected by real estate activity, with the exception of the lender business, which is dependent on real estate activity. The Company expects the real estate and mortgage markets to remain difficult in 2008. The lack of secondary market activity and tightness of the credit markets continues to adversely affect demand for the Company's products. Therefore, management will remain focused on expense reductions, including further reducing personnel costs, consolidating offices and rationalizing agency relationships.

Income taxes—The Company's effective income tax rate (income tax expense as a percentage of pretax income after minority interest expense), was 107.7% for 2007, 43.3% for 2006 and 40.2% for 2005. The effective income tax rate includes a provision for state income and franchise taxes for noninsurance subsidiaries. The difference in the effective tax rate was primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests, the $378.6 million reserve adjustment recorded in the 2007, for which a corresponding tax benefit was recognized at 36%, as well as changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is contained in Note 13 to the consolidated financial statements.

Minority interests—Minority interests in net income of consolidated subsidiaries increased $22.4 million in 2007 over 2006 and decreased $4.7 million in 2006 from 2005. Minority interest typically fluctuates proportionately with the relative changes in the profits of FARES, which includes certain companies in the Company's mortgage information, property information and First Advantage segments. Contributing to the increase for 2007 over 2006 was minority interest on the $117.8 million realized gain at the Company's First Advantage segment resulting from the sale of a portion of its investment in DealerTrack Holdings, Inc. and its US Search subsidiary, and minority interest on $77.1 million in realized gains at the property information segment, which reflected the combination of the Company's RES division with CoreLogic Systems, Inc.

Net (loss) income—Net (loss) income and per share information are summarized as follows (see Note 14 to the consolidated financial statements):

	2007	2006	2005
	(in thousands, except per share amounts)		
Net (loss) income	$(3,119)	$287,676	$480,380
Per share of common stock:			
Net income:			
Basic	$ (0.03)	$ 2.99	$ 5.09
Diluted	$ (0.03)	$ 2.92	$ 4.92
Weighted-average shares:			
Basic	94,649	96,206	94,351
Diluted	94,649	98,653	97,691

Liquidity and Capital Resources

Cash provided by operating activities amounted to $659.6 million, $612.1 million, and $926.2 million for 2007, 2006, and 2005, respectively, after net claim payments of $487.7 million, $382.5 million, and $373.0 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2007, were for company acquisitions, additions to the investment portfolio, capital expenditures, dividends, distributions to minority shareholders, the repayment of debt and the repurchase of Company shares. The most significant nonoperating sources of cash and cash equivalents were proceeds from the issuance of notes, and proceeds from the sales and maturities of certain marketable and other long-term investments. The net effect of all activities on total cash and cash equivalents was a decrease of $242.3 million for 2007, decrease of $156.3 million for 2006, and an increase of $224.5 million for 2005.

Notes and contracts payable, as a percentage of total capitalization, were 21.6% as of December 31, 2007, as compared with 20.3% as of the prior year-end. This increase was primarily attributable to the net loss for the year, and a decrease in the equity base as a result of the Company's share repurchase activity. Notes and contracts payable are more fully described in Note 10 to the consolidated financial statements.

Additionally, the Company has received a financing commitment from Wells Fargo for a $200.0 million interim credit facility. Prior to or at the time of the proposed spin-off of the financial services companies, the Company expects to put in place separate credit facilities for both the financial services and the information solutions companies.

In November 2005, the Company amended and restated its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment and restatement extended the expiration date to November 2010 and permitted the Company to increase the credit amount to $750.0 million under certain circumstances. Under the amended and restated credit agreement the Company is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. On August 11, 2006, the Company obtained a waiver from the lenders under the amended and restated credit agreement waiving the breach created by the Company's inability to timely file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006. On November 3, 2006, the Company entered into an Amendment No. 1 and Waiver with the lenders, extending the waiver referred to above with respect to the then outstanding quarterly reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2006, which were later filed on January 8, 2007, prior to the expiration of the waiver. At December 31, 2007, the Company is in compliance with key debt covenants under the amended and restated credit agreement. The line of credit had a balance outstanding of $200.0 million at December 31, 2007. The Company's publicly-traded subsidiary, First Advantage, has one bank credit agreement. This agreement provides for a $225.0 million revolving line of credit and is collateralized by the stock of First Advantage's subsidiaries. Under the terms of the credit agreement, First Advantage is required to satisfy certain financial requirements. At December 31, 2007, First Advantage was in compliance with the financial covenants of its credit agreement. The line of credit remains in effect until September 2010 and was unused at December 31, 2007.

On February 2, 2007, the Company's joint venture with Experian, FARES, entered into a Credit Agreement with Wells Fargo Bank, whereby FARES borrowed $100.0 million for the purpose of consummating a business merger. This loan was subsequently repaid in full in 2007. The Company guaranteed repayment of the loan pursuant to a Continuing Guaranty, dated as of February 2, 2007, between the Company and Wells Fargo Bank, NA. The business merger involved the Company's First American Real Estate Solutions (RES) division, a part of its FARES subsidiary, and Sacramento, Calif.-based CoreLogic Systems, Inc., a leading provider of mortgage risk assessment and fraud prevention solutions. The merger resulted in a new, combined company, majority owned by FARES. FARES owns approximately 82 percent of the economic interests of the combined company through the ownership of high vote Class B shares. CoreLogic's stockholders own approximately 18 percent of the economic interests of the combined company through the ownership of Class A shares. In addition to the Class A shares, CoreLogic's stockholders received cash consideration of $100.0 million. To finance the cash consideration, FARES made a loan of $100.0 million to the combined company. Fifty million dollars of the loan from FARES to the combined entity was repaid in 2007 and the remainder in 2008.

In December 2007, First American Corelogic, Inc. (First American CoreLogic) entered into a secured financing arrangement with Banc of America Leasing & Capital, LLC. The initial borrowing under the arrangement was $50 million in 2007 with an additional $50 million borrowed in January 2008. Borrowings under the arrangement are secured by the capitalized software and data of First American Corelogic and are guaranteed by FARES.

Off-balance sheet arrangements and contractual obligations. The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $5.0 billion and $8.7 billion at December 31, 2007 and 2006, respectively, of which $679.7 million and $755.4 million were held at the Company's trust company and thrift company. The escrow deposits held at the Company's trust company and thrift company are included in the accompanying consolidated balance sheets. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $3.7 billion and $3.3 billion at December 31, 2007 and 2006, respectively, and were held at the Company's trust company. Escrow deposits held at third-party financial institutions and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these assets.

In addition, the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company is transferred to the customer. Like-kind exchange funds held by the Company for the purpose of completing such transactions totaled $1.5 billion and $2.0 billion at December 31, 2007 and 2006, respectively. Though the Company is the legal and beneficial owner of such proceeds and property, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered assets of the Company for accounting purposes and, therefore, are not included in the accompanying consolidated balance sheets. The Company remains contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

A summary, by due date, of the Company's total contractual obligations at December 31, 2007, is as follows:

	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Claim losses	Deferrable interest subordinated notes	Total
2008	$436,815	$ 47,516	$231,203	$ 338,178	—	$1,053,712
2009	71,913	36,394	164,917	207,841	—	481,065
2010	56,227	33,879	107,326	167,343	—	364,775
2011	30,322	29,580	72,673	126,036	—	258,611
2012	18,877	28,348	53,628	96,121	$100,000	296,974
Later years	291,892	150,944	99,481	422,113	—	964,430
	$906,046	$326,661	$729,228	$1,357,632	$100,000	$3,419,567

The timing of claim payments are estimated and are not set contractually. Nonetheless, based on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments. The Company is not able to reasonably estimate the timing of payments, or the amount by which the liability for uncertain tax positions under FIN 48 will increase or decrease over time; therefore the FIN 48 liability of $45.0 million has not been included in the contractual obligations table (see Note 13 to the consolidated financial statements).

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to the Company in 2008 from its insurance subsidiaries is $112.4 million. Such restrictions have not had, nor are they expected to have, an impact on the Company's ability to meet its cash obligations. See Note 2 to the consolidated financial statements.

On May 18, 2004, the Company announced that its Board of Directors adopted a plan authorizing the repurchase of $100.0 million of its common shares. On May 19, 2005, the Company announced an amendment to this plan increasing the amount of shares that the Company may repurchase to $200.0 million. On June 26, 2006, the Company announced a further amendment to this plan, increasing the amount of shares that may be repurchased to $500.0 million. Between inception of the plan and December 31, 2007, the Company had repurchased and retired 10.5 million of its common shares for a total purchase price of $439.6 million. On January 15, 2008, the Company announced a further amendment to this plan, increasing the amount of shares that may be repurchased to $800.0 million with current remaining capacity of $360.4 million.

Due to the Company's significant liquid-asset position and its consistent ability to generate cash flows from operations, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company's primary exposure to market risk relates to interest rate risk associated with certain financial instruments. The Company monitors its risk associated with fluctuations in interest rates and makes investment decisions to manage the perceived risk. However, it does not currently use derivative financial instruments in any material amount to hedge these risks. The table below provides information about certain assets and liabilities that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates. The Company is also subject to equity price risk as related to its equity securities. At December 31, 2007, the Company had equity securities with a book value of $84.8 million and fair value of $147.1 million. Although the Company has exchange rate risk for its operations in certain foreign countries, these operations, in the aggregate, are not material to the Company's financial condition or results of operations.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in thousands except percentages)							
Assets								
Deposits with Savings and Loans								
Book Value	$198,055						$ 198,055	$ 198,055
Average Interest Rate	2.18%							100.0%
Debt Securities								
Book Value	$ 63,168	90,063	73,480	65,778	67,274	1,011,562	$1,371,325	$1,368,212
Average Interest Rate	4.23%	4.77%	5.66%	5.70%	5.20%	5.24%		99.8%
Loans Receivable, net								
Book Value	$ 1,875	294	—	2,927	4,909	106,746	$ 116,751	$ 117,186
Average Interest Rate	7.43%	6.86%	—	7.35%	7.88%	7.18%		100.4%
Liabilities								
Interest Bearing Escrow Deposits								
Book Value	$234,707						$ 234,707	$ 234,707
Average Interest Rate	3.40%							100.0%
Variable Rate Demand Deposits								
Book Value	$ 20,100						$ 20,100	$ 20,100
Average Interest Rate	4.63%							100.0%
Fixed Rate Demand Deposits								
Book Value	$ 26,288	8,839	5,093	950	2,681		$ 43,851	$ 43,922
Average Interest Rate	5.06%	5.07%	5.26%	5.35%	5.42%			100.2%
Notes Payable								
Book Value	$436,815	71,913	56,227	30,322	18,877	291,892	$ 906,046	$ 863,753
Average Interest Rate	5.97%	8.57%	8.28%	7.72%	7.30%	7.76%		95.3%
Deferrable Interest Subordinates Notes								
Book Value					$100,000		$ 100,000	$ 122,584
Average Interest Rate					8.50%			122.6%

Item 8. Financial Statements and Supplementary Data

Separate financial statements for subsidiaries not consolidated and 50% or less owned persons accounted for by the equity method have been omitted because, if considered in the aggregate, they would not constitute a significant subsidiary.

INDEX

	Page No.
Report of Independent Registered Public Accounting Firm	43
Financial Statements:	
Consolidated Balance Sheets	45
Consolidated Statements of Income and Comprehensive Income	46
Consolidated Statements of Stockholders' Equity	47
Consolidated Statements of Cash Flows	48
Notes to Consolidated Financial Statements	49
Unaudited Quarterly Financial Data	90
Financial Statement Schedules:	
I. Summary of Investments—Other than Investments in Related Parties	91
III. Supplementary Insurance Information	92
IV. Reinsurance	94
V. Valuation and Qualifying Accounts	95

Financial statement schedules not listed are either omitted because they are not applicable or the required information is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The First American Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of The First American Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation as of January 1, 2006, the manner in which it accounts for defined benefit pension and other postretirement plans as of December 31, 2006 and the manner in which it accounts for uncertain income tax positions as of January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded CoreLogic Systems, Inc. from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded CoreLogic Systems, Inc. from our audit of internal control over financial reporting. CoreLogic Systems, Inc. is a majority owned subsidiary of the Company whose total assets and total revenues represent 2.1% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

/s/ PRICEWATERHOUSECOOPERS LLP

Orange County, California
February 29, 2008

THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 31	
	2007	2006
ASSETS		
Cash and cash equivalents	$1,162,569	$1,404,884
Accounts and accrued income receivable, less allowances ($51,639 and $62,467)	559,996	557,957
Income taxes receivable	39,187	—
Investments:		
Deposits with savings and loan associations and banks	198,055	111,875
Debt securities	1,368,212	1,185,915
Equity securities	147,102	53,988
Other long-term investments	457,764	578,738
	2,171,133	1,930,516
Loans receivable, net	116,751	101,641
Property and equipment, net	755,435	741,691
Title plants and other indexes	645,679	585,794
Deferred income taxes	23,274	43,890
Goodwill	2,567,340	2,307,384
Other intangible assets, net	346,207	275,992
Other assets	260,350	274,536
	$8,647,921	$8,224,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Demand deposits	$ 743,685	$ 806,326
Accounts payable and accrued liabilities:		
Accounts payable	152,989	159,923
Salaries and other personnel costs	280,394	286,771
Pension costs and other retirement plans	300,782	352,957
Other	389,459	245,495
	1,123,624	1,045,146
Deferred revenue	756,202	753,466
Reserve for known and incurred but not reported claims	1,357,632	936,989
Income taxes payable	—	20,265
Notes and contracts payable	906,046	847,991
Deferrable interest subordinated notes	100,000	100,000
	4,987,189	4,510,183
Minority interests in consolidated subsidiaries	675,907	512,049
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value		
Authorized—500 shares; Outstanding—None		
Common stock, $1 par value		
Authorized—180,000 shares; Outstanding— 91,830 and 96,484 shares	91,830	96,484
Additional paid-in capital	762,734	983,421
Retained earnings	2,205,994	2,297,432
Accumulated other comprehensive loss	(75,733)	(175,284)
Total stockholders' equity	2,984,825	3,202,053
	$8,647,921	$8,224,285

See Notes to Consolidated Financial Statements

THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands, except per share amounts)

	Year Ended December 31		
	2007	2006	2005
Revenues:			
Operating revenues	$7,812,035	$8,239,113	$7,857,638
Investment and other income	308,476	267,594	211,728
Gain on stock issued by subsidiary	9,426	9,290	25,658
Net realized investment gains	65,668	6,056	9,727
	8,195,605	8,522,053	8,104,751
Expenses:			
Salaries and other personnel costs	2,603,551	2,571,353	2,428,913
Premiums retained by agents	2,096,614	2,393,348	2,298,622
Other operating expenses	2,072,733	1,951,911	1,746,835
Provision for title losses and other claims	893,945	656,947	457,030
Depreciation and amortization	232,339	206,925	157,439
Premium taxes	65,720	71,759	64,193
Interest	78,640	72,907	53,977
	8,043,542	7,925,150	7,207,009
Income before income taxes and minority interests	152,063	596,903	897,742
Income taxes	43,689	220,100	323,500
Income before minority interests	108,374	376,803	574,242
Minority interests	111,493	89,127	93,862
Net (loss) income	(3,119)	287,676	480,380
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on securities	42,600	975	(8,250)
Foreign currency translation adjustments	15,781	5,521	(853)
Minimum pension liability adjustment	41,170	(8,827)	(35,652)
	99,551	(2,331)	(44,755)
Comprehensive income	$ 96,432	$ 285,345	$ 435,625
Net income per share:			
Basic	$ (0.03)	$ 2.99	$ 5.09
Diluted	$ (0.03)	$ 2.92	$ 4.92
Weighted-average common shares outstanding:			
Basic	94,649	96,206	94,351
Diluted	94,649	98,653	97,691

See Notes to Consolidated Financial Statements

THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Shares	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2004	90,058	$90,058	$ 792,916	$1,667,225	$ (81,061)	$2,469,138
Net income for 2005	—	—	—	480,380	—	480,380
Dividends on common shares	—	—	—	(68,636)	—	(68,636)
Purchase of Company shares	(1,254)	(1,254)	(46,942)	—	—	(48,196)
Conversion of debt	16	16	635	—	—	651
Shares issued in connection with company acquisitions	2,379	2,379	85,626	—	—	88,005
Shares issued in connection with option, benefit and savings plans	4,661	4,661	125,987	—	—	130,648
Adjustment for APB 25 expense	—	—	(1,502)	—	—	(1,502)
Other comprehensive loss (Note 20)	—	—	—	—	(44,755)	(44,755)
Balance at December 31, 2005	95,860	95,860	956,720	2,078,969	(125,816)	3,005,733
Net income for 2006	—	—	—	287,676	—	287,676
Dividends on common shares	—	—	—	(69,213)	—	(69,213)
Purchase of Company shares	(1,158)	(1,158)	(45,360)	—	—	(46,518)
Conversion of debt	467	467	13,548	—	—	14,015
Shares issued in connection with company acquisitions	833	833	31,910	—	—	32,743
Shares issued in connection with option, benefit and savings plans	482	482	11,868	—	—	12,350
Share-based compensation expense	—	—	14,735	—	—	14,735
Adjustment to initially apply SFAS 158, net of tax	—	—	—	—	(47,137)	(47,137)
Other comprehensive loss (Note 20)	—	—	—	—	(2,331)	(2,331)
Balance at December 31, 2006	96,484	96,484	983,421	2,297,432	(175,284)	3,202,053
Net loss for 2007	—	—	—	(3,119)	—	(3,119)
Dividends on common shares	—	—	—	(82,933)	—	(82,933)
Purchase of Company shares	(6,648)	(6,648)	(299,304)	—	—	(305,952)
Shares issued in connection with company acquisitions	19	19	627	—	—	646
Shares issued in connection with option, benefit and savings plans	1,975	1,975	59,211	—	—	61,186
Share-based compensation expense	—	—	18,779	—	—	18,779
Dividends paid deduction	—	—	—	2,720	—	2,720
Adjustment to adopt FIN 48	—	—	—	(8,106)	—	(8,106)
Other comprehensive income (Note 20)	—	—	—	—	99,551	99,551
Balance at December 31, 2007	91,830	$91,830	$ 762,734	$2,205,994	$ (75,733)	$2,984,825

See Notes to Consolidated Financial Statements

THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (3,119)	$ 287,676	$ 480,380
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for title losses and other claims	893,945	656,947	457,030
Depreciation and amortization	232,339	206,925	157,439
Minority interests in net income	111,493	89,127	93,862
Net realized investment gains	(75,094)	(15,346)	(35,385)
Share-based compensation	43,407	25,654	2,144
Equity in earnings of affiliates	(47,708)	(44,534)	(62,819)
Changes in assets and liabilities excluding effects of company acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	(487,665)	(382,514)	(372,969)
Net change in income tax accounts	(95,479)	(42,894)	153,273
Decrease (increase) in accounts and accrued income receivable	12,455	(53,570)	(7,666)
Increase (decrease) in accounts payable and accrued liabilities	32,308	(78,243)	27,823
(Decrease) increase in deferred revenue	(8,082)	(10,458)	20,501
Other, net	50,809	(26,627)	11,596
Cash provided by operating activities	659,609	612,143	925,209
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash effect of company acquisitions/dispositions	(239,543)	(261,589)	(378,620)
Net (increase) decrease in deposits with banks	(86,180)	(19,417)	24,661
Purchases of debt and equity securities	(672,264)	(522,948)	(609,468)
Proceeds from sales of debt and equity securities	176,047	227,706	55,977
Proceeds from maturities of debt securities	289,378	206,111	176,060
Net decrease (increase) in other long-term investments	256,005	(31,016)	65,209
Origination and purchases of loans and participations	(37,066)	(25,697)	(29,401)
Net decrease in loans receivable after originations and others	21,956	18,868	35,930
Capital expenditures	(229,108)	(219,760)	(200,856)
Purchases of capitalized data	(25,319)	(23,301)	(21,216)
Proceeds from sale of property and equipment	57,699	5,328	11,055
Cash used for investing activities	(488,395)	(645,715)	(870,669)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand deposits	(62,641)	113,151	293,746
Proceeds from issuance of notes	497,016	105,808	187,081
Repayment of debt	(465,881)	(200,805)	(201,955)
Purchase of Company shares	(305,952)	(46,518)	(48,196)
Proceeds from exercise of stock options	42,189	5,779	45,316
Proceeds from issuance of stock to employee benefit plans	8,568	5,684	8,942
Contributions from minority shareholders	19,037	7,926	10,700
Distributions to minority shareholders	(72,976)	(46,066)	(60,773)
Excess tax benefits from share-based compensation	7,103	1,446	—
Cash dividends	(79,992)	(69,093)	(64,900)
Cash (used for) provided by financing activities	(413,529)	(122,688)	169,961
Net (decrease) increase in cash and cash equivalents	(242,315)	(156,260)	224,501
Cash and cash equivalents—Beginning of year	1,404,884	1,561,144	1,336,643
Cash and cash equivalents—End of year	$1,162,569	$1,404,884	$1,561,144
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for:			
Interest	$ 65,419	$ 69,467	$ 51,434
Premium taxes	$ 67,524	$ 68,428	$ 56,570
Income taxes	$ 150,139	$ 246,401	$ 193,174
Noncash operating, investing and financing activities:			
Shares issued for benefits plans	$ —	$ —	$ 76,390
Shares issued in repayment of convertible debt	$ —	$ 14,015	$ 651
Company acquisitions in exchange for common stock	$ 647	$ 32,743	$ 88,005
Liabilities assumed in connection with company acquisitions	$ 146,955	$ 125,622	$ 278,793
Impact of adoption of FIN 48	$ 78,734	$ —	$ —
Exchange of net assets for interest in unconsolidated affiliate	$ 39,193	$ —	$ —

See Notes to Consolidated Financial Statements

NOTE 1. Description of the Company:

The Company, through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has five reporting segments that fall within two primary business groups, financial services and information technology. The financial services group includes the Company's title insurance and services segment and its specialty insurance segment. The title insurance and services segment issues residential and commercial title insurance policies, accommodates tax-deferred exchanges and provides escrow services, investment advisory services, trust services, lending and deposit products and other related products and services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The Company's mortgage information, property information and First Advantage segments comprise its information technology group. The mortgage information segment offers real estate tax reporting and outsourcing, flood zone certification and monitoring, default management services, document preparation and other real estate related services. The property information segment licenses and analyzes data relating to real property, offers risk management and collateral assessment analytics, provides database management and offers appraisal and broker price opinion services. The First Advantage segment, which is comprised entirely of the Company's publicly traded First Advantage Corporation (First Advantage) subsidiary, provides specialty credit reports to the mortgage lending and automotive lending industries, provides employment background screening, hiring management solutions, payroll and human resource management, corporate tax and incentive services, drug-free workplace programs and other occupational health services, employee assistance programs, resident screening and renter's insurance, investigative services, computer forensics and electronic discovery services, motor vehicle records, transportation business credit services, automotive lead generation services, and supply chain security services.

On January 15, 2008, the Company announced its intention to spin-off its financial services companies, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation. The information solutions companies, which consist primarily of the current property information, mortgage information and First Advantage segments, will remain at the existing holding company, which will be renamed prior to the separation. The transaction, which the Company anticipates will be tax-free to its shareholders, is expected to close in the third quarter of 2008.

Significant Accounting Policies:

Principles of consolidation

The consolidated financial statements include the accounts of The First American Corporation and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Equity investments in which the Company exercises significant influence, but does not control, and is not the primary beneficiary are accounted for using the equity method. Dividends from equity method investments for the years ended December 31, 2007 and 2006 were $60.4 million and $37.4 million, respectively. Investments in which the Company does not exercise significant influence over the investee are accounted for under the cost method.

Certain 2005 and 2006 amounts have been reclassified to conform to the 2007 presentation.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting or the cost method of accounting, and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

The Company classifies its debt and equity securities portfolio as available-for-sale. This portfolio is continually monitored for differences between the cost and estimated fair value of each security. If the Company believes that a decline in the value of a debt or equity security is temporary in nature, it records the decline as an unrealized loss in stockholders' equity. If the decline is believed to be other than temporary, the debt or equity security is written down to fair value and a realized loss is recorded on the Company's statement of income. Management's assessment of a decline in value includes, among other things, its current judgment as to the financial position and future prospects of the entity that issued the security. If that judgment changes in the future, the Company may ultimately record a realized loss after having initially concluded that the decline in value was temporary.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with the Company's products. Software development costs, which include capitalized interest costs and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 40 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants and other indexes

Title plants and other indexes include the Company's title plants, flood zone databases and capitalized real estate data. Title plants and flood zone databases are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants and flood zone databases have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. The carrying value for the flood zone certification database as of December 31, 2007 and 2006 is $52.9 million.

Capitalized real estate data, which is primarily used by the Company's property information segment, is amortized using the straight-line method over estimated useful lives of 5 to 15 years. Amortization expense for the capitalized real estate data was $13.2 million, $11.8 million and $10.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company continually analyzes its title plant and other indexes for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, the Company sometimes purchases mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as "salvage assets," are carried at the lower of cost or fair value less costs to sell and are included in "Other assets" in the Company's consolidated balance sheets. The balance for these assets was $38.9 million and $40.4 million at December 31, 2007 and 2006, respectively.

Goodwill

Goodwill is not amortized but is tested at least annually for impairment. The Company has selected September 30 as the annual valuation date to test goodwill for impairment. As of December 31, 2007 and 2006, no indications of impairment were identified.

Other intangible assets

The Company's intangible assets consist of covenants not to compete, customer lists, trademarks and licenses. Each of these intangible assets, excluding licenses, are amortized on a straight-line basis over their useful lives ranging from 2 to 20 years and are subject to impairment tests on a periodic basis. Licenses are an intangible asset with an indefinite life and are therefore not amortized but rather tested for impairment by comparing the fair value of the license with its carrying value when an indicator of potential impairment has occurred. The carrying value for licenses as of December 31, 2007 and 2006 is $18.9 million and $17.7 million, respectively.

Impairment of long-lived assets and loans receivable

Management uses estimated future cash flows (undiscounted and excluding interest) to measure the recoverability of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable.

During the year ending December 31, 2007, the Company recorded impairments of long-lived assets totaling $12.3 million at the corporate level. As of December 31, 2006 no indications of impairment were identified. In addition, the Company carries long-lived assets held for sale at the lower of cost or market as of the date that certain criteria have been met. As of December 31, 2007 and 2006 no long-lived assets were classified as held for sale.

The Company has a $75.0 million investment in non-voting convertible preferred stock of a diversified provider of real estate settlement and related services that was subject to redemption on September 30, 2007, but was not redeemed as of that date. Based on the terms of the security, the convertible preferred stock was expected to be converted into common stock of that entity in the fourth quarter of 2007 based upon its appraised value, as determined by three independent appraisal firms. To date, that conversion has not occurred and based on the estimated fair value, the Company has recognized an impairment loss on the non-voting convertible preferred stock of $60.1 million. Additionally, during 2007 the Company recognized $56.1 million of impairment losses on investment in affiliates and other long-term investments including $13.7 million in the title insurance and services segment, $22.2 million in the property information segment and $20.2 million at the corporate level.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. No indications of impairment of loans receivable were identified during the three-year period ended December 31, 2007.

Reserve for known and incurred but not reported claims

The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense is generally determined by applying a rate (the loss provision rate) to total title insurance operating revenues. The Company's management estimates the loss provision rate at the beginning of each year and reassesses the rate quarterly to ensure that the resulting incurred but not reported (IBNR) loss reserve included in the Company's consolidated balance sheets reflects management's best estimate of the total costs required to settle all IBNR claims. If the ending reserve is not considered adequate, an adjustment is recorded.

During 2007, the Company hired a chief actuary to assist management in the process of assessing the loss provision rate and the resulting IBNR reserve. This process involves evaluation of the results of both an in-house actuarial review and independent actuarial study. The Company's in-house actuary performs a reserve analysis utilizing generally accepted actuarial methods that incorporates cumulative historical claims experience and information provided by in-house claims and operations personnel. Current economic and business trends are also reviewed and used in the reserve analysis. These include real estate and mortgage markets conditions, including among others changes in residential and commercial real estate values, and changes in the levels of defaults and foreclosures that may affect claims levels and patterns of emergence, as well as any company-specific factors that may be relevant to past and future claims experience. Results from the analysis include, but are not limited to, a range of IBNR reserve estimates and a single point estimate for IBNR as of the balance sheet date.

Generally, twice a year, an independent third-party actuary produces a report with estimates and projections of the same financial items described above. The third party actuary's analysis uses generally accepted actuarial techniques and factoring methods that may in whole or in part be different from those used by the in-house actuary. The third party actuary's report is a second estimate that is used to validate the accuracy of the in-house analysis.

The Company's management uses the point estimate of the projected IBNR from the in-house actuary's analysis and other relevant information it may have concerning claims to determine what it considers to be the best estimate of the total amount required to settle all IBNR claims.

Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 70 to 80 percent of claims become known in the first five years of the policy life, and the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years is considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $131.9 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.

In determining its best estimate of the appropriate IBNR reserve at December 31, 2007, management selected the single point estimate provided by the in-house year end actuarial analysis and a sensitivity analysis looking at the impact of the current and expected market conditions. There is no difference between the in-house actuary's single point estimate of likely loss exposure and the Company's IBNR balance at December 31, 2007.

The Company provides for property and casualty insurance losses when the insured event occurs. The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

Operating revenues

Financial Services Group—Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by the Company.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies.

Interest on loans with the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in the trust and banking operations of the Company are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Information Technology Group—The Company's tax service division defers the tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio quarterly to determine if there have been changes in contract lives and/ or changes in the number and/or timing of prepayments. Accordingly, the Company may adjust the rates to reflect current trends. Subscription-based revenues are recognized ratably over the contractual term of the subscription. Revenues earned by most other products in the information technology group are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Income taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

The Company adopted FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*" (FIN 48) as of January 1, 2007. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes" by prescribing guidance for the recognition, derecognition and measurement in financial statements of income tax positions taken in previously filed returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 requires that any liability created for unrecognized tax benefits be disclosed. The application of FIN 48 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. As a result of the adoption of FIN 48, the Company recorded a cumulative effect adjustment of $8.1 million as a reduction to retained earnings.

Share-based compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R). This standard is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. Effective January 1, 2006, the Company adopted SFAS 123R, which establishes standards for share-based awards for employee services. SFAS 123R has two transition method applications to choose from and the Company selected the modified-prospective method, under which prior periods are not revised for comparative purposes. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. In accordance with the modified prospective method, the Company continues to use the Black-Scholes option-pricing model for all unvested options as of December 31, 2005. The Company has selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. In conjunction with the adoption of SFAS 123R, the Company changed the method of attributing the value of share-based compensation expense from the accelerated multiple-option method to the straight-line single option method. Compensation expense for all share-based awards granted prior to January 1, 2006 is recognized using the accelerated multiple-option approach, while compensation expense for all share-based awards granted subsequent to January 1, 2006, is recognized using the straight-line single option method unless another expense attribution model is required by SFAS 123R. As stock-based compensation expense recognized in the results of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, forfeitures were recognized as they occurred. The Company elected to apply the long-form method for determining the pool of windfall tax benefits and had a pool of windfall tax benefits upon adoption of SFAS 123R.

In 2007, the Company changed from granting stock options as the primary means of share-based compensation to granting restricted stock units (RSU). The fair value of any RSU grant is based on the market value of the Company's shares on the date of grant and is generally recognized as compensation expense over the vesting period. Restricted stock units receive dividend equivalents in the form of restricted stock units having the same vesting requirements as the restricted stock units initially granted. The fair value of any RSU grant is based on the market value of the Company's shares on the date of grant and is recognized as compensation expense over the vesting period. RSUs granted to certain key employees have graded vesting and have a service and performance requirement and are therefore expensed using the accelerated multiple-option method to record share-based compensation expense. All other RSU awards have graded vesting and service is the only requirement to vest in the award and are therefore generally expensed using the straight-line single option method to record share-based compensation expense. RSUs receive dividend equivalents in the form of restricted stock units having the same vesting requirements as the restricted stock units initially granted.

In addition to stock options, the Company has an employee stock purchase plan that allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. Under the provisions of SFAS 123R, the Company recognizes an expense in the amount equal to the discount. For the twelve months ended December 31, 2007 and 2006, the amount of the discount was $1.5 million and $1.0 million, respectively.

Prior to the adoption of SFAS 123R, the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Share-based Compensation", (SFAS 123). Under APB 25, compensation cost is measured as of the date the number of shares and exercise price become fixed. The terms of the award are generally fixed on the date of grant, requiring the stock option to be accounted for as a fixed award. Compensation expense was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the stock option granted. Under APB 25, compensation cost for stock options was recognized over the vesting period.

Had the Company determined compensation cost based on the fair value for its stock options at grant date, 2005 net income and earnings per share would have been reduced to the pro forma amounts as follows:

(in thousands, except per share amounts)	Year ended December 31 2005
Net income:	
Net income	$480,380
Add: APB No. 25 compensation recognized, net of tax	1,344
Less: stock based compensation expense, net of tax	(12,959)
Pro forma	$468,765
Net income per share:	
Net income per share:	
Basic	$ 5.09
Diluted	$ 4.92
Pro forma:	
Basic	$ 4.97
Diluted	$ 4.80

Earnings per share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that net income is increased by the effect of interest expense, net of tax, on the Company's convertible debt; and the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if dilutive stock options had been exercised, restricted stock units were vested and the debt had been converted. The dilutive effect of stock options and unvested restricted stock units is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options and vesting of restricted stock units would be used to purchase common shares at the average market price for the period. The assumed proceeds include the purchase price the grantee pays, the hypothetical windfall tax benefit that the Company receives upon assumed exercise or vesting and the hypothetical average unrecognized compensation expense for the period. The Company calculates the assumed proceeds from excess tax benefits based on the "as-if" deferred tax assets calculated under the provision of SFAS 123R.

Employee Benefit Plans

Effective December 31, 2006, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 132(R) "Employers" Disclosures About Pensions and Other Post Retirement Benefits", (SFAS 158), (SFAS 87), (SFAS 88), (SFAS 106) and (SFAS 132R). This standard requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability on their balance sheets and recognize changes in the funded status in the year in which changes occur, through other comprehensive income, (a component of shareholders' equity). The funded status is measured as the difference between the fair value of plan assets and benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for the other postretirement plans). Actuarial gains and losses and prior service costs and credits that have not been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income. This standard also requires plan assets and obligations to be measured as of the employer's balance sheet date. The measurement provision of this standard will be effective for years ending after December 15, 2008, with early application encouraged. The Company is already utilizing the measurement provisions of the standard.

Prior to the adoption of the recognition provisions of SFAS 158 discussed below, the Company accounted for its defined benefit pension plans under SFAS 87. SFAS 87 required that a liability (minimum pension liability) be recorded as a non-cash charge to accumulated other comprehensive income in stockholder's equity. Under SFAS 87, changes in the funded status were not immediately recognized; rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of SFAS 158, the Company recognized the amounts of prior charges in the funded status of its post-retirement benefit plans through accumulated other comprehensive income. As a result, the Company recognized the following adjustments in individual line items of its Consolidated Balance Sheet as of December 31, 2006:

	Prior to application of SFAS 158	Adjustments	After application of SFAS 158
		(in thousands)	
Other intangible assets, net	$ 276,211	$ (219)	$ 275,992
Accrued pension costs and other retirement plans	$ 280,658	$ 72,299	$ 352,957
Deferred income taxes	$ 18,509	$ 25,381	$ 43,890
Accumulative other comprehensive loss	$ (128,147)	$(47,137)	$ (175,284)
Total stockholders' equity	$3,249,190	$(47,137)	$3,202,053

Foreign Currency

The Company operates foreign subsidiaries in countries including Australia, Canada, China, Hong Kong, Ireland, Latin America, New Zealand, India, South Korea, the United Kingdom, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, the Slovak Republic, Turkey, Spain and other territories and countries. The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements of the foreign subsidiaries are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at average rates prevailing throughout the period. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income," a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included within "Other operating expenses."

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of the Company's revenues can be adversely affected during periods of high interest rates, limited money supply and/or declining real estate values.

Escrow and trust deposits

The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $5.0 billion and $8.7 billion at December 31, 2007 and 2006, respectively, of which $679.7 million and $755.4

million were held at the Company's Trust Company and the Thrift. The escrow deposits held at the Company's Trust Company and Thrift are included in the accompanying consolidated balance sheets, with $679.7 million included in debt securities at December 31, 2007 and $143.5 million included in cash and cash equivalents and $611.9 million included in debt securities at December 31, 2006, with offsetting liabilities included in demand deposits. The remaining escrow deposits were held at third party financial institutions. Trust deposits totaled $3.7 billion and $3.3 billion at December 31, 2007 and 2006, respectively, and were held at the Company's Trust Company. Escrow deposits held at third-party financial institutions and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these assets.

In conducting its operations, the Company often holds customers' assets in escrow, pending completion of real estate transactions. As a result of holding these customers' assets in escrow, the Company has ongoing programs for realizing economic benefits, including investment programs, borrowing agreements, and vendor services arrangements with various financial institutions. The effects of these programs are included in the consolidated financial statements as income or a reduction in expense, as appropriate, based on the nature of the arrangement and benefit earned.

Like-kind exchanges

The Company facilitates tax-deferred property exchanges pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company, is transferred to the customer. Like-kind exchange funds held by the Company for the purpose of completing such transactions totaled $1.5 billion and $2.0 billion at December 31, 2007 and 2006, respectively. Though the Company is the legal and beneficial owner of such proceeds and property, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered assets of the Company for accounting purposes and, therefore, are not included in the accompanying consolidated balance sheets. The Company remains contingently liable to the customer for the transfers of property, disbursements of proceeds and a return on the proceeds.

Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles (GAAP), and expands disclosure requirements regarding fair value measurements. Although SFAS 157 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, SFAS 157 simplifies and codifies fair value related guidance previously issued within GAAP. The provisions of SFAS 157 are effective for the Company on January 1, 2008 and interim periods within that fiscal year. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for the Company on January 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) "Business Combinations" (SFAS 141(R)). This Statement retains the fundamental requirements in Statement of Financial Accounting Standards No. 141 "Business Combinations", that the acquisition method of accounting, previously known as the purchase method, be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) establishes principles and requirements for how the acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. SFAS 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. The provisions for SFAS 141(R) are effective for fiscal years beginning after December 15, 2008, and interim periods within the fiscal year. SFAS 141(R) will be applied prospectively and early adoption is prohibited. The Company is currently assessing the impact of adopting SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 "Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51" (SFAS 160). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years, and interim periods within the fiscal year, beginning after December 15, 2008, and early adoption is prohibited. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. The Company is currently assessing the impact of SFAS 160 on its consolidated financial statements.

NOTE 2. Statutory Restrictions on Investments and Stockholders' Equity (unaudited):

Investments carried at $35.1 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2007.

Pursuant to insurance and other regulations of the various states in which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2008 is $112.4 million.

The Company's title insurance subsidiary, First American Title Insurance Company, maintained statutory capital and surplus of $309.1 million and $753.7 million at December 31, 2007 and 2006, respectively. Statutory net income for the years ended December 31, 2007, 2006 and 2005, was $12.1 million, $187.7 million and $246.5 million, respectively.

NOTE 3. Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in thousands)			
December 31, 2007				
U.S. Treasury securities	$ 201,626	$2,915	$ (335)	$ 204,206
Corporate securities	207,074	3,573	(1,675)	208,972
Obligations of states and political subdivisions	141,341	1,499	(508)	142,332
Mortgage-backed securities	821,284	1,005	(9,587)	812,702
	$1,371,325	$8,992	$(12,105)	$1,368,212
December 31, 2006				
U.S. Treasury securities	$ 214,764	$ 812	$ (5,910)	$ 209,666
Corporate securities	212,933	3,358	(3,285)	213,006
Obligations of states and political subdivisions	120,422	1,587	(792)	121,217
Mortgage-backed securities	645,876	897	(4,747)	642,026
	$1,193,995	$6,654	$(14,734)	$1,185,915

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturities, are as follows:

	Amortized cost	Estimated fair value
	(in thousands)	
Due in one year or less	$ 60,665	$ 60,577
Due after one year through five years	281,061	282,875
Due after five years through ten years	100,930	102,197
Due after ten years	107,385	109,861
	550,041	555,510
Mortgage-backed securities	821,284	812,702
	$1,371,325	$1,368,212

The cost and estimated fair value of investments in equity securities are as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in thousands)			
December 31, 2007				
Preferred stocks	$ 6,600	$ 138	$ (894)	$ 5,844
Common stocks	78,172	66,917	(3,831)	141,258
	$84,772	$67,055	$(4,725)	$147,102
December 31, 2006				
Preferred stocks	$ 4,633	$ 304	$ (50)	$ 4,887
Common stocks	48,151	6,954	(6,004)	49,101
	$52,784	$ 7,258	$(6,054)	$ 53,988

The fair value of debt and equity securities was estimated primarily using quoted market prices. Sales of debt and equity securities resulted in realized gains of $3.5 million, $4.8 million and $1.7 million; and realized losses of $1.2 million, $2.7 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company had gross unrealized losses as of December 31, 2007 and December 31, 2006:

	12 months or less		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(in thousands)			
December 31, 2007						
Debt Securities						
U.S. Treasury securities	$ 6,622	$ 25	$ 28,022	$ 310	$ 34,644	$ 335
Corporate securities	16,075	325	79,288	1,350	95,363	1,675
Obligations of states and political subdivisions	12,672	47	39,256	461	51,928	508
Mortgage-backed securities	11,849	447	633,699	9,140	645,548	9,587
Total debt securities	47,218	844	780,265	11,261	827,483	12,105
Equity securities	4,673	862	22,301	3,863	26,974	4,725
Total	$51,891	$1,706	$802,566	$15,124	$854,457	$16,830
December 31, 2006						
Debt Securities						
U.S. Treasury securities	$45,420	$ 274	$ 99,712	$ 5,636	$145,132	$ 5,910
Corporate securities	7,370	89	141,234	3,196	148,604	3,285
Obligations of states and political subdivisions	16,605	97	34,597	695	51,202	792
Mortgage-backed securities	5,533	53	415,344	4,694	420,877	4,747
Total debt securities	74,928	513	690,887	14,221	765,815	14,734
Equity securities	2,447	277	17,636	5,777	20,083	6,054
Total	$77,375	$ 790	$708,523	$19,998	$785,898	$20,788

Management has determined that the unrealized losses from debt and equity securities at December 31, 2007 are temporary in nature. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer, and the Company's ability and intent to hold the investment for a period of time sufficient to allow for anticipated recovery.

NOTE 4. Loans Receivable:

Loans receivable are summarized as follows:

	December 31 2007	December 31 2006
	(in thousands)	
Real estate—mortgage	$119,036	$103,207
Other	51	54
	119,087	103,261
Allowance for loan losses	(1,488)	(1,440)
Participations sold	(828)	(150)
Deferred loan fees, net	(20)	(30)
	$116,751	$101,641

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the Company's loan portfolio was 7.58% and 7.60% for the years ended December 31, 2007 and 2006, respectively. Average yields are affected by prepayment penalties recorded as income, loan fees amortized to income and the market interest rates charged by thrift and loan institutions.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable are as follows:

Year	(in thousands)
2008	$ 1,875
2009	294
2010	—
2011	2,927
2012	4,909
2013 and thereafter	109,082
	$119,087

NOTE 5. Property and Equipment:

Property and equipment consists of the following:

	December 31	
	2007	2006
	(in thousands)	
Land	$ 39,595	$ 43,249
Buildings	287,011	321,147
Furniture and equipment	484,982	436,780
Capitalized software	693,957	607,469
Property under capital leases, net of deferred gain	74,190	74,190
	1,579,735	1,482,835
Accumulated depreciation and amortization	(824,300)	(741,144)
	$ 755,435	$ 741,691

In December 2004, the Company entered into a sale-leaseback transaction for certain equipment and capitalized software. This transaction, which totaled $122.0 million, was accounted for as a capital lease. As of December 31, 2007, equipment and capitalized software with a net book value of $18.4 million and $13.3 million, respectively, including accumulated depreciation of $30.5 million and $12.0 million, respectively, were leased under a capital lease. The assets and related obligation have been included in the accompanying consolidated balance sheets.

NOTE 6. Goodwill:

A reconciliation of the changes in the carrying amount of net goodwill, by operating segment, as of December 31, 2007 and 2006, is as follows:

	Balance as of January 1, 2007	Acquired during the year	Dispositions	Write-downs	Post acquisition adjustments	Balance as of December 31, 2007
Financial Services:						
Title Insurance	$ 733,762	$ 32,080	$ —	$ —	$ 2,780	$ 768,622
Specialty Insurance	19,794	20,165	—	—	—	39,959
Information Technology:						
Mortgage Information	597,557	5,061	—	(6,925)	—	595,693
Property Information	289,957	198,466	(28,260)	—	(9,566)	450,597
First Advantage	666,314	19,668	—	—	26,487	712,469
	$2,307,384	$275,440	$(28,260)	$(6,925)	$19,701	$2,567,340

	Balance as of January 1, 2006	Acquired during the year	Post acquisition adjustments	Balance as of December 31, 2006
		(in thousands)		
Financial Services:				
Title Insurance	$ 582,542	$162,596	$(11,376)	$ 733,762
Specialty Insurance	19,794	—	—	19,794
Information Technology:				
Mortgage Information	590,495	7,050	12	597,557
Property Information	277,694	13,045	(782)	289,957
First Advantage	622,087	42,471	1,756	666,314
	$2,092,612	$225,162	$(10,390)	$2,307,384

The Company's reporting units, for purposes of applying the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, lender services, data services, dealer services, employer services, multifamily services and investigative and litigation services.

The disposition of $28.3 million relates to the contribution of a consolidated subsidiary, including the goodwill, to a newly formed unconsolidated joint venture.

The Company tests goodwill for impairment at the reporting unit level in accordance with the provisions of SFAS 142. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, goodwill is evaluated between annual tests. The Company terminated the majority of its mortgage fulfillment operations and recognized an impairment of goodwill for $6.9 million during the twelve months ended December 31, 2007. The Company's annual testing identified no impairment charges in 2007, 2006, and 2005.

NOTE 7. Other Intangible Assets:

Other intangible assets consist of the following:

	December 31	
	2007	2006
	(in thousands)	
Covenants not to compete	$ 66,254	$ 59,532
Customer lists	363,934	264,809
Trademarks and licenses	58,054	48,845
	488,242	373,186
Accumulated amortization	(142,035)	(97,194)
	$ 346,207	$275,992

Amortization expense for other finite-lived intangible assets was $51.1 million, $42.2 million and $28.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Estimated amortization expense for other finite-lived intangible assets anticipated for the next five years is as follows:

Year	(in thousands)
2008	$48,839
2009	$46,732
2010	$43,725
2011	$39,515
2012	$35,590

NOTE 8. Demand Deposits:

Escrow, passbook and investment certificate accounts are summarized as follows:

	December 31	
	2007	2006
	(in thousands, except percentages)	
Escrow accounts:		
Interest bearing	$234,708	$229,908
Non-interest bearing	445,026	525,539
	679,734	755,447
Passbook accounts	20,100	30,080
Certificate accounts:		
Less than one year	26,288	13,024
One to five years	17,563	7,775
	43,851	20,799
	$743,685	$806,326
Annualized interest rates:		
Escrow deposits	3.4%	2.5%
Passbook accounts	4.6%	4.4%
Certificate accounts	5.0%	4.0%

NOTE 9. Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31		
	2007	2006	2005
		(in thousands)	
Balance at beginning of year	$ 936,989	$671,054	$526,516
Provision related to:			
Current year	528,080	449,131	409,940
Prior years	365,865	207,816	47,090
	893,945	656,947	457,030
Payments related to:			
Current year	219,179	217,327	231,632
Prior years	268,486	173,459	132,564
	487,665	390,786	364,196
Other	14,363	(226)	51,704
Balance at end of year	$1,357,632	$936,989	$671,054

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and amounts recorded in purchase accounting related to acquisitions. Included in "Other" for 2005 were $48.6 million in amounts recorded in purchase accounting related to acquisitions in the title insurance and services segment. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $186.5 million, $174.0 million and $169.0 million in 2007, 2006 and 2005, respectively, that relate to the Company's non-title insurance operations.

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues, was 12.9% in 2007, 8.0% in 2006 and 4.9% in 2005. During 2007, the Company recorded $365.9 million in title insurance reserve strengthening adjustments. The adjustments reflect changes in estimates for ultimate losses expected, primarily from policy years 2004 through 2006. The changes in estimates resulted primarily from higher than expected claims emergence, in both frequency and aggregate amounts, experienced during 2007. There were many factors that impacted the claims emergence, including but not limited to: decreases in real estate prices during 2007; increases in defaults and foreclosures during 2007; a large single fraud loss from a closing protection letter claim involving multiple properties; higher than expected claims emergence for business from a large agent; and higher than expected claims emergence from a recently-acquired underwriter.

The current economic environment appears to have more potential for volatility than usual over the short term, particularly in the real estate and mortgage markets which directly affect title claims. This environment results in increased potential for actual claims experience to vary significantly from projections, in either direction, which would directly affect the claims provision for the period. If actual claims vary significantly from expected, reserves may need to be adjusted to reflect updated estimates of future claims.

The volume and timing of title insurance claims are subject to cyclical influences from real estate and mortgage markets. Title policies issued to lenders are a large portion of the Company's title insurance volume. These policies insure lenders against losses on mortgage loans due to title defects in the collateral property. Even if an underlying title defect exists that could result in a claim, often the lender must realize an actual loss, or at least be likely to realize an actual loss, for title insurance liability to exist. As a result, title insurance claims exposure is sensitive to lenders' losses on mortgage loans, and is affected in turn by external factors that affect mortgage loan losses.

A general decline in real estate prices can expose lenders to greater risk of losses on mortgage loans, as loan-to-value ratios increase and defaults and foreclosures increase. This environment increases the potential for claims on lenders' title policies. By the same reasoning, title insurance claims exposure for a given policy year is also affected by the quality of mortgage loan underwriting during the corresponding origination year. Management believes that sensitivity of claims to external conditions in real estate and mortgage markets is an inherent feature of title insurance's business economics that applies broadly to the title insurance industry. Lenders are now experiencing higher losses on mortgage loans from prior years, including loans that were originated during 2004-2007. These losses have led to higher title insurance claims on lenders policies, and also accelerated the reporting of claims that would have been realized later under more normal conditions.

Loss ratios (projected to ultimate value) for policy years 1991-2003 are all below 6.0% and average 4.8%. By contrast, loss ratios for policy years 2004-2006 range from 6.2% to 7.8%. The major causes of the higher loss ratios for those three policy years are believed to be confined mostly to that period and the early part of 2007. These causes included: rapidly increasing residential real estate prices which led to an increase in the incidences of fraud, lower mortgage loan underwriting standards and a higher concentration than usual of subprime mortgage loan originations.

The projected ultimate loss ratio for policy year 2007 is 6.4%, which is lower than the ratios for 2005 and 2006. This is due in part to the transition to more favorable underwriting conditions that occurred in the second half of 2007.

During 2007, mortgage loan underwriting standards became more stringent and housing price levels decreased. These increased standards would be expected to reduce the claims risk for title insurance policies issued later in 2007. Claim frequency related to 2007 policies declined in each quarter, and average claim severity reached its lowest level of the year for policies issued in the fourth quarter. In early 2008, the current credit environment is tighter than in 2007, resulting in higher quality mortgage loans underlying current title policies and a lower proportion of subprime loans. Lower residential real estate prices also reduce potential risk exposure on policies being issued currently. For these reasons management expects the trend of declining policy year loss ratios to continue with the 2008 policy year.

The increase in rate for 2006 was primarily due to a $155.0 million reserve strengthening adjustment recorded in the second quarter of 2006. This adjustment reflects a change in estimate for ultimate losses expected primarily from policy years 2002 through 2005. The change in estimate resulted primarily from higher than expected claims frequency experienced for those policy years during the first half of 2006, and included in the mid-year actuarial analysis performed by the Company's independent third party actuary.

In October 2007, parts of Southern California were impacted by wildfires that damaged a significant number of properties in the region. The Company's specialty insurance segment has homeowners' policies that cover homes in the affected areas of Southern California. Under the terms of reinsurance agreements in effect, the Company's exposure related to the wildfires is $6.5 million.

A summary of the Company's loss reserves, broken down into its components of known title claims, incurred but not reported claims and non-title claims, follows:

(in thousands except percentages)	December 31, 2007		December 31, 2006	
Known title claims	$ 188,210	13.9%	$133,419	14.2%
IBNR	1,096,230	80.7%	727,840	77.7%
Total title claims	1,284,440	94.6%	861,259	91.9%
Non-title claims	73,192	5.4%	75,730	8.1%
Total loss reserves	$1,357,632	100.0%	$936,989	100.0%

NOTE 10. Notes and Contracts Payable:

	December 31 2007	December 31 2006
	(in thousands)	
5.7% senior debentures, due August 2014	$149,724	$149,682
7.55% senior debentures, due April 2028	99,626	99,608
Line of credit borrowings with maturities in 2008, weighted average interest rate of 5.8%	200,000	—
6.6% First Advantage line of credit, due September 2010	—	150,000
Trust deed notes with maturities through 2023, collateralized by land and buildings with a net book value of $43,813, weighted-average interest rate of 5.5%	55,789	57,365
Other notes and contracts payable with maturities through 2016, weighted-average interest rate of 6.0%	350,004	315,385
5.68% capital lease obligation, due in 2008	50,903	75,951
	$906,046	$847,991

In November 2005, the Company amended and restated its $500.0 million credit agreement that was originally entered into in August 2004. The November 2005 amendment and restatement extended the expiration date to November 2010 and permitted the Company to increase the credit amount to $750.0 million under certain circumstances. Under the amended and restated credit agreement the Company is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. On August 11, 2006, the Company obtained a waiver from the lenders under the amended and restated credit agreement waiving the breach created by the Company's inability to timely file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006. On November 3, 2006, the Company entered into an Amendment No. 1 and Waiver with the lenders, extending the waiver referred to above with respect to the then outstanding quarterly reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2006, which were later filed on January 8, 2007, prior to the expiration of the waiver. The line of credit had a balance due of $200.0 million at December 31, 2007. At December 31, 2007, the Company is in compliance with the debt covenants under the amended and restated credit agreement. The Company's publicly-traded subsidiary, First Advantage has one bank credit agreement. This agreement provides for a $225.0 million revolving line of credit and is collateralized by the stock of First Advantage's subsidiaries. The line of credit remains in effect until September 2010 and was unused at December 31, 2007. Under the terms of the credit agreement, First Advantage is required to satisfy certain financial requirements. At December 31, 2007, First Advantage was in compliance with the financial covenants of its credit agreement.

In December 2007, First American CoreLogic entered into a secured financing arrangement with Banc of America Leasing & Capital, LLC. The initial borrowing under the arrangement was $50 million with an additional $50 million of available capacity. Borrowings under the arrangement are secured by the capitalized software and data of First American CoreLogic and are guaranteed by FARES.

In December 2004, the Company entered into a sale-leaseback transaction for certain equipment and capitalized software. The transaction totaled $122.0 million and was accounted for as a capital lease. The capital lease bears interest at a rate of 5.68% and has a base term of two years with three one-year renewal options. The assets and related obligation have been included in the accompanying consolidated financial statements.

In July 2004, the Company sold unsecured debt securities in the aggregate principal amount of $150.0 million. These securities, which bear interest at a fixed rate of 5.7%, are due August 2014.

The Company issued 467,176 shares in 2006 and 16,146 shares in 2005 in relation to the convertible notes for $14.5 million that were due on November 1, 2006.

The weighted-average interest rate for the Company's notes and contracts payable was 6.0% and 6.2% at December 31, 2007 and 2006, respectively.

The aggregate annual maturities for notes and contracts payable and capital leases in each of the five years after December 31, 2007, are as follows:

Year	Notes payable	Capital lease
	(in thousands)	
2008	$385,912	$50,903
2009	$ 71,913	$ —
2010	$ 56,227	$ —
2011	$ 30,322	$ —
2012	$ 18,877	$ —

NOTE 11. Deferrable Interest Subordinated Notes:

On April 22, 1997, the Company issued and sold $100.0 million of 8.5% trust preferred securities, due in 2012, through its wholly owned subsidiary, First American Capital Trust. In connection with the subsidiary's issuance of the preferred securities, the Company issued to the subsidiary trust 8.5% subordinated interest notes due in 2012. The sole assets of the subsidiary are and will be the subordinated interest notes. The Company's obligations under the subordinated interest notes and related agreements, taken together, constitute a full and unconditional guarantee by the Company of the subsidiary's obligations under the preferred securities. Distributions payable on the securities are included as interest expense in the Company's consolidated income statements.

NOTE 12. Investment and Other Income:

The components of investment and other income are as follows:

	Year ended December 31, 2007	2006	2005
		(in thousands)	
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	$100,836	$ 67,894	$ 36,148
Debt securities	64,883	52,202	37,788
Other long-term investments	51,440	48,422	21,819
Loans receivable	8,556	7,650	6,750
Dividends on marketable equity securities	8,901	5,735	2,361
Equity in earnings of unconsolidated affiliates	47,708	44,534	62,819
Trust and banking activities	12,022	17,827	21,374
Other	14,130	23,330	22,669
	$308,476	$267,594	$211,728

NOTE 13. Income Taxes:

Income taxes are summarized as follows:

	2007	2006	2005
		(in thousands)	
Current:			
Federal	$ 89,327	$211,694	$203,692
State	12,658	21,981	29,164
Foreign	22,551	17,864	16,734
	124,536	251,539	249,590
Deferred:			
Federal	(86,189)	(44,694)	63,115
State	6,780	15,055	10,095
Foreign	(1,438)	(1,800)	700
	(80,847)	(31,439)	73,910
	$ 43,689	$220,100	$323,500

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

	2007	2006	2005
		(in thousands)	
Taxes calculated at federal rate	$14,200	$177,722	$281,329
Tax effect of minority interests	15,792	8,952	6,407
State taxes, net of federal benefit	12,635	24,074	29,498
Exclusion of certain meals and entertainment expenses	5,981	7,435	7,554
Foreign taxes (less than) in excess of federal rate	(2,077)	(3,888)	1,274
Other items, net	(2,842)	5,805	(2,562)
	$43,689	$220,100	$323,500

The primary components of temporary differences that give rise to the Company's net deferred tax assets are as follows:

	December 31	
	2007	2006
	(in thousands)	
Deferred tax assets:		
Deferred revenue	$108,632	$ 98,246
Employee benefits	92,294	61,546
Bad debt reserves	20,705	23,749
Loss reserves	96,988	72,703
Claims and related salvage	58,201	—
Accumulated other comprehensive income	74,897	95,284
Net operating loss carryforward	29,156	37,425
Other	21,296	9,870
	502,169	398,823
Deferred tax liabilities:		
Depreciable and amortizable assets	369,796	280,186
Claims and related salvage	—	27,960
Investment in affiliates	60,349	33,307
Other	28,965	2,437
	459,110	343,890
Net deferred tax asset before valuation allowance	43,059	54,933
Valuation allowance	(19,785)	(11,043)
Net deferred tax asset (liability)	$ 23,274	$ 43,890

For the years 2007, 2006 and 2005, domestic and foreign pretax (loss) income from continuing operations was $(27.1) million and $67.6 million, $457.7 million and $50.1 million and $763.3 million and $40.6 million, respectively.

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefits recorded were $10.6 million, $1.1 million and $17.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, the Company had available federal, state and foreign net operating-loss carryforwards totaling, in aggregate, approximately $130.1 million for income tax purposes, of which $24.0 million has an indefinite expiration. The remaining $106.1 million begins to expire at various times beginning in 2008.

The valuation allowance relates to deferred tax assets for federal and state net operating-loss carryforwards relating to acquisitions consummated by First Advantage, foreign operations of the Company and foreign tax credits. Utilization of the pre-acquisition net operating losses is subject to limitations by the Internal Revenue Code and State jurisdictions. The Company evaluates the realizability of its deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve the forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings. The increase in the valuation allowance primarily results from current year tax losses from foreign subsidiaries and foreign tax credits generated in prior years.

As of December 31, 2007, United States taxes were not provided for the earnings of the Company's foreign subsidiaries, as the Company has invested or expects to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if the Company determines that the earnings will be remitted in the foreseeable future, additional tax provisions may be required.

The Company's effective income tax rate (income tax expense as a percentage of pretax income after minority interest expense), was 107.7% for 2007, 43.3% for 2006 and 40.2% for 2005. The effective income tax rate includes a provision for state income and franchise taxes for noninsurance subsidiaries. The difference in the effective tax rate was primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests, the $378.6 million reserve adjustment recorded in the 2007, for which a corresponding tax benefit was recognized at 36%, as well as changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the adoption of FIN 48, the Company recognized an increase of approximately $8.1 million in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings.

As of December 31, 2007, the amount of uncertain tax benefits was $34.0 million. This liability could be reduced by $4.7 million of offsetting tax benefits associated with the correlative effects of potential adjustments including state income taxes and timing adjustments. The net amount of $29.3 million, if recognized, would favorably affect the Company's effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007 is as follows:

	2007
	(in thousands)
Unrecognized tax benefits—opening balance	$ 96,000
Gross decreases—tax positions in prior period	(66,000)
Gross increases—current period tax positions	9,000
Expiration of the statute of limitations for the assessment of taxes	(5,000)
Unrecognized tax benefits—ending balance	$ 34,000

The majority of the net change in the unrecognized tax benefits related to prior periods resulted from the Company's successful resolution of the tax treatment of certain temporary differences.

The Company's continuing practice is to recognize interest and penalties, if any, related to uncertain tax positions in tax expense. At adoption, the Company had accrued $3.6 million of interest (net of tax benefit) related to uncertain tax positions and as of December 31, 2007, the Company had accrued $9.6 million of interest (net of tax benefit) and penalties related to uncertain tax positions.

As of the adoption date, the amount of uncertain tax benefits at January 1, 2007, was $95.8 million. This amount could be reduced by $69.3 million of offsetting tax benefits associated with the correlative effects of state income taxes and timing adjustments. The net amount of $26.5 million, if recognized, would favorably affect the Company's effective tax rate.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various non-U.S. jurisdictions. The primary non-federal jurisdictions are California, Arizona, Florida and Canada. With few exceptions, the Company is no longer subject to U.S. federal, state and non-U.S. income tax examinations by taxing authorities for years prior to 2003.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions may significantly increase or decrease within the next 12 months. These changes may be the result of items such as ongoing audits, competent authority proceedings related to transfer pricing or the expiration of federal and state statute of limitations for the assessment of taxes. Quantification of such change cannot be reasonably estimated at this time.

The Company records a liability for potential tax assessments based on its estimate of the potential exposure. New tax laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent the Company's estimates differ from actual payments or assessments, income tax expense is adjusted. The Company's income tax returns in several locations are being examined by various tax authorities. Management believes that adequate amounts of tax and related interest, if any, have been provided for any adjustments that may result from these examinations.

NOTE 14. Earnings Per Share:

The Company's potential dilutive securities are stock options, RSUs and convertible debt. Stock options and RSUs are reflected in diluted earnings per share by application of the treasury-stock method and convertible debt is reflected in diluted earnings per share by application of the if-converted method. A reconciliation of net (loss) income and weighted-average shares outstanding is as follows:

	2007	2006	2005
	(in thousands, except per share data)		
Numerator:			
Net (loss) income,—numerator for basic net income per share	$(3,119)	$287,676	$480,380
Effect of dilutive securities:			
Convertible debt—interest expense (net of tax)	—	633	847
Subsidiary potential dilutive shares	—	(545)	(604)
Numerator for diluted net (loss) income per share	$(3,119)	$287,764	$480,623
Denominator:			
Weighted-average shares—denominator for basic net (loss) income per share	94,649	96,206	94,351
Effect of dilutive securities:			
Employee stock options and restricted stock units	—	1,935	2,689
Convertible debt	—	512	651
Denominator for diluted net (loss) income per share	94,649	98,653	97,691
Net (loss) income per share:			
Basic	$ (0.03)	$ 2.99	$ 5.09
Diluted	$ (0.03)	$ 2.92	$ 4.92

For the year ended December 31, 2007, 1.5 million potential dilutive shares of common stock (representing all potential dilutive shares) were excluded due to the net loss for the period. For the two years ended December 31, 2006 and 2005, 0.9 million and 0.05 million options, respectively, were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 15. Employee Benefit Plans:

The Company has benefit plans covering substantially all employees, including a 401(k) savings plan (the Savings Plan), an employee stock purchase plan and a defined benefit pension plan.

The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $34.0 million, $35.9 million and $66.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Savings Plan allows the participants to purchase the Company's stock as one of the investment options, subject to certain limitations. The Savings Plan held 8,438,000 and 10,441,000 shares of the Company's common stock, representing 8.4% and 10.8% of the total shares outstanding at December 31, 2007 and 2006, respectively.

The employee stock purchase plan allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. There were 235,000, 161,000 and 240,000 shares issued in connection with the plan for the years ending December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, there were 1,506,000 shares reserved for future issuances.

The Company's defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's years of service. The Company's policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. The Company also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel.

The Company amended and restated the Executive and Management Supplemental Benefit Plans on November 1, 2007. The period over which compensation that is used to determine the benefit level was changed from the average of the three highest years out of the ten years preceding retirement to the average of the last five calendar years preceding retirement. The maximum benefit under the executive plan is now 30% and remains at 15% under the management plan. Under both plans, the maximum benefits are now attained at age 62.

The following table summarizes the balance sheet impact, including benefit obligations, assets and funded status associated with the defined benefit plan and supplemental benefit plan obligations as of December 31, 2007 and 2006:

	December 31			
	2007		2006	
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$319,328	$ 251,787	$312,139	$ 182,488
Service costs	3,190	8,034	3,367	6,311
Interest costs	19,021	15,319	18,120	12,028
Plan amendments	(1,947)	(15,666)	—	—
Actuarial (gains) losses	(11,844)	(15,159)	(883)	56,164
Benefits paid	(15,349)	(6,412)	(13,415)	(5,204)
Projected benefit obligation at end of year	312,399	237,903	319,328	251,787
Change in plan assets:				
Plan assets at fair value at beginning of year	253,016	—	204,875	—
Actual return on plan assets	23,000	—	21,694	—
Company contributions	22,569	6,412	39,862	5,204
Benefits paid	(15,349)	(6,412)	(13,415)	(5,204)
Plan assets at fair value at end of year	283,236	—	253,016	—
Reconciliation of funded status:				
Funded status of the plans	$ (29,163)	$(237,903)	$ (66,312)	$(251,787)
Amounts recognized in the consolidated balance sheet consist of:				
Accrued benefit liability	$ (29,163)	$(237,903)	$ (66,312)	$(251,787)
	$ (29,163)	$(237,903)	$ (66,312)	$(251,787)
Amounts recognized in accumulated other comprehensive income:				
Unrecognized net actuarial loss	$102,654	$ 122,016	$124,629	$ 150,528
Unrecognized prior service costs	190	(15,666)	216	3
	$102,844	$ 106,350	$124,845	$ 150,531

Net periodic pension cost for the Company's defined benefit pension and supplemental benefit plans includes the following components:

	2007	2006	2005
		(in thousands)	
Expense:			
Service costs	$ 11,287	$ 9,733	$ 17,268
Interest costs	34,340	30,148	25,565
Actual return on plan assets	(23,162)	(18,944)	(17,680)
Amortization of prior service credit (costs)	26	26	(1,773)
Amortization of net loss	18,791	16,483	12,239
Curtailment loss (gain)	1	—	(1,950)
	$ 41,283	$ 37,446	$ 33,669

The estimated net loss and prior service credit for pension benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next fiscal year are expected to be $16.8 million and $1.3 million, respectively.

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	December 31	
	2007	2006
Defined benefit pension plan		
Discount rate	5.96%	5.88%
Rate of return on plan assets	9.00%	8.50%
Unfunded supplemental benefit plans		
Discount rate	5.96%	6.00%

Weighted-average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	December 31	
	2007	2006
Defined benefit pension plan		
Discount rate	6.30%	5.96%
Rate of return on plan assets	8.50%	9.00%
Unfunded supplemental benefit plans		
Discount rate	6.30%	5.96%
Salary increase rate	5.00%	5.00%

The discount-rate assumption used for pension plan accounting reflects the yield available on high-quality, fixed-income debt securities that match the expected timing of the benefit obligation payments. Consequently, the Company's accumulated benefit obligation exceeded the fair-market value of the plan assets for the Company's funded, defined benefit plans.

The following table provides the funded status in the defined benefit plan and supplemental benefit plan obligations as of December 31, 2007 and 2006:

	December 31			
	2007		2006	
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
	(in thousands)			
Projected benefit obligation	$312,399	$237,903	$319,328	$251,787
Accumulated benefit obligation	$312,399	$198,026	$319,328	$172,374
Plan assets at fair value at end of year	$283,236	$ —	$253,016	$ —

The Company has a pension investment policy designed to meet or exceed the expected rate of return on plan assets assumption. To achieve this, the pension plan assets are managed by investment managers that invest plan assets in equity and fixed income debt securities and cash. A summary of the asset allocation as of December 31, 2007 and 2006 and the target mix are as follows:

	Target allocation	Percentage of plan assets at December 31	
	2008	2007	2006
Asset category			
Domestic and international equities	65%	64%	60%
Fixed income	33%	34%	39%
Cash	2%	2%	1%

The Company expects to make cash contributions to its pension plans of approximately $26.9 million during 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Year	(in thousands)
2008	$ 20,268
2009	$ 21,138
2010	$ 21,865
2011	$ 23,247
2012	$ 25,203
2013-2017	$154,534

NOTE 16. Fair Value of Financial Instruments:

The Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In the measurement of the fair value of certain financial instruments, other valuation techniques were utilized if quoted market prices were not available. These derived fair value estimates are significantly affected by the assumptions used. Additionally, SFAS 107 excludes certain financial instruments including those related to insurance contracts.

In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

Cash and cash equivalents

The carrying amount for cash and cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Accounts receivable

The carrying amount for accounts receivable is a reasonable estimate of fair value due to the short-term maturity of these assets.

Investments

The carrying amount of deposits with savings and loan associations and banks is a reasonable estimate of fair value due to their short-term nature.

The fair value of debt and equity securities is estimated primarily using quoted market prices.

As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs. The cost basis is used as a proxy for fair value.

Loans receivable

The fair value of loans receivable was estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

Demand Deposits

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was estimated based on the discounted value of future cash flows using a discount rate approximating current market rates for similar liabilities.

Accounts payable and accrued liabilities

The carrying amount for accounts payable and accrued liabilities is a reasonable estimate of fair value due to the short-term maturity of these liabilities.

Notes Payable

The fair value of notes and contracts payable was estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Deferrable Interest Subordinated Notes

The fair value of the Company's deferrable interest subordinated notes was estimated based on the current rates offered to the Company for debt of the same type and remaining maturity.

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2007 and 2006 are presented in the following table.

	December 31			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial Assets:				
Cash and cash equivalents	$1,162,569	$1,162,569	$1,404,884	$1,404,884
Accounts receivable	$ 559,996	$ 559,996	$ 557,957	$ 557,957
Investments:				
Deposits with savings and loan associations and banks	$ 198,055	$ 198,055	$ 111,875	$ 111,875
Debt securities	$1,368,212	$1,368,212	$1,185,915	$1,185,915
Equity securities	$ 147,102	$ 147,102	$ 53,988	$ 53,988
Other long-term investments	$ 457,764	$ 457,764	$ 578,738	$ 578,738
Loans receivable, net	$ 116,751	$ 117,186	$ 101,641	$ 98,837
Financial Liabilities:				
Demand deposits	$ 743,685	$ 743,756	$ 806,326	$ 806,177
Accounts payable and accrued liabilities	$1,123,624	$1,123,624	$1,045,146	$1,045,146
Notes payable and contracts	$ 906,046	$ 863,753	$ 847,991	$ 855,340
Deferrable interest subordinated notes	$ 100,000	$ 122,584	$ 100,000	$ 111,433

NOTE 17. Stock Option Plans:

On April 24, 1996, the Company implemented The First American Corporation 1996 Stock Option Plan (the Stock Option Plan). Under the Stock Option Plan, options were granted to certain employees to purchase the Company's common stock. The maximum number of shares under the Stock Option Plan subject to options was 14,625,000. Outstanding options become exercisable in one to five years from the date of the grant, and expire ten years from the grant date. On April 24, 1997, the Company implemented The First American Corporation 1997 Directors' Stock Plan (the Directors' Plan). The Directors' Plan is similar to the employees' Stock Option Plan, except that the maximum number of shares that may be subject to options was 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

On May 18, 2006, the Company's shareholders voted to approve the Company's 2006 Incentive Compensation Plan, which was previously approved by the Board of Directors. The Stock Option Plan and the Director's Plan were terminated and replaced by the 2006 Incentive Compensation Plan. Eligible participants in the plan include the Company's directors and executive officers, as well as other employees of the Company and certain of its affiliates. The plan permits the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance units, performance shares and other stock-based awards. Under the terms of the Plan, 4,700,000 Company Common shares can be awarded from authorized but unissued shares, subject to certain annual limits on the amounts that can be awarded based on the type of award granted. The plan terminates 10 years from the effective date unless cancelled prior to that date by the Company's Board of Directors.

The following table summarizes stock option activity related to the Company's plans:

	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
	(in thousands, except weighted-average exercise price)			
Balance at December 31, 2006	6,190	$28.84		
Exercised during 2007	(1,738)	$24.34		
Forfeited during 2007	(311)	$34.94		
Balance at December 31, 2007	4,141	$30.27	5.4	$28,259
Vested and expected to vest at December 31, 2007	4,089	$30.18	5.4	$28,149
Exercisable at December 31, 2007	2,640	$26.34	4.4	$25,106

In the first quarter of 2007, the Company repriced 2.1 million stock options that were unvested as of January 1, 2005 and unexercised as of December 31, 2006, that were determined to have an intrinsic value on the date of the grant. All exercise prices of the affected stock options were increased to the market value on the corrected grant date to eliminate the intrinsic value. As a result, the weighted-average exercise price changed from $27.82 to $28.84 for options outstanding as of December 31, 2006.

The following table illustrates the share-based compensation expense recognized for the three years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
		(in thousands)	
Expense:			
Stock options	$ 7,847	$13,517	$2,144
Restricted stock units	9,320	215	—
Employee stock purchase plan	1,511	1,003	—
	$18,678	$14,735	$2,144

In addition to the share-based compensation above, the Company's consolidated financial statements include share-based compensation related to the Company's publicly-traded subsidiary, First Advantage Corporation, of $13.3 million and $10.7 million for years ended as of December 31, 2007 and 2006. In addition to the share-based compensation above, the Company's consolidated financial statements include share-based compensation related to the Company's subsidiary, First American CoreLogic Holdings, Inc., of $1.1 million for twelve months ended as of December 31, 2007.

Commencing with the effective date of SFAS 123R, the Company transitioned from the Black-Scholes option model to a binomial lattice model to estimate the fair value of new employee stock options on the date of the grant. The Company believes that the binomial lattice option pricing model provides a more refined estimate of the fair value of the stock options. Options granted prior to January 1, 2006 were valued using the Black Scholes option-pricing model. There were no options granted in 2007. The following assumptions were used in valuing the options granted during the twelve months ended December 31, 2006 and 2005:

	2006	2005
Risk free average interest rate	4.3%-4.8%	3.7%-4.3%
Dividend yield	1.6%-1.8%	1.5%-2.3%
Weighted-average dividend yield	1.67%	1.77%
Expected volatility	25.0%	39.7-41.4%
Weighted-average volatility	25.0%	40.6%
Expected term (years)	4.0-5.0	5.4-5.9
Weighted-average grant date fair value for options granted	$ 9.60	$ 15.49
Weighted-average exercise price for options granted	$ 43.32	$ 41.35

These assumptions are based on multiple factors, including historical patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company's stock price. Expected volatility is based on historical and implied volatilities. The risk-free interest rate is the imputed forward rate based on the US Treasury yield at the date of grant. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding. Forfeitures are estimated at the date of grant based on historical experience. Prior to the adoption of SFAS 123R, the Company recorded forfeitures as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The impact of forfeitures is not material.

As of December 31, 2007, there was $8.3 million of total unrecognized compensation cost related to nonvested stock options of the Company that is expected to be recognized over a weighted-average period of 1.1 years. In addition, the Company's publicly traded subsidiary, First Advantage, has $8.1 million of total unrecognized compensation cost related to nonvested awards that are expected to be recognized over a weighted-average period of 1.1 years. Cash received from the exercise of stock options for the twelve months ended December 31, 2007, 2006 and 2005 totaled $42.2 million, $5.8 million and $45.3 million, respectively.

Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2006 and 2005 was $39.2 million, $7.6 million and $53.8 million, respectively. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option.

In addition to requiring companies to recognize the estimated fair value of share-based payments in earnings, SFAS 123R modified the presentation of tax benefits received in excess of amounts determined based on the compensation expense recognized. For periods after adopting SFAS 123R under the modified prospective method, such benefits are presented in the statement of cash flows as a financing activity rather than an operating activity.

As of December 31, 2007, there was $11.1 million of total unrecognized compensation cost related to nonvested restricted stock units that is expected to be recognized over a weighted-average period of 3.8 years. The fair value of RSUs is based on the market value of the Company's shares on the date of grant, the total fair value of shares vested on December 31, 2007 is $4.3 million. RSUs and activity for the twelve months ended December 31, 2007, is as follows:

	Shares	Weighted-average grant-date fair value
	(in thousands, except weighted-average grant-date fair value)	
Nonvested RSUs outstanding at December 31, 2006	42	$39.15
Granted during 2007	438	$48.35
Vested during 2007	(87)	$49.29
Forfeited during 2007	(41)	$48.31
Nonvested RSUs outstanding at December 31, 2007	352	$47.04

The Company has an employee stock purchase plan that allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. Under the provisions of SFAS 123R, the Company recognized an expense of $1.5 million and $1.0 million for the twelve months ended December 31, 2007 and 2006, respectively.

The impact of the adoption of SFAS 123R of the Company's consolidated publicly-traded subsidiary, First Advantage, have been included in the Company's consolidated financial statements. Disclosures related to the assumptions used by First Advantage to value its stock options have not been included and can be found in its Form 10-K for the corresponding period.

NOTE 18. Commitments and Contingencies:

Lease Commitments

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. In December 2005, the Company's subsidiary, First American Real Estate Information Services, Inc. purchased, for $12.8 million, certain furniture and equipment that had been a part of a sale-leaseback transaction entered into in December 2000. In December 2004, the Company purchased, for $35.5 million, certain furniture and equipment that had been part of a sales-leaseback transaction entered into by the Company in December 1999. This equipment, along with additional equipment and software, was subsequently resold and leased back in a transaction that resulted in the Company recording a capitalized lease.

Future minimum rental payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007 are as follows:

Year	Operating	Capital
	(in thousands)	
2008	$231,203	$53,238
2009	164,917	—
2010	107,326	—
2011	72,673	—
2012	53,628	—
Later years	99,481	—
	$729,228	53,238
Less: Amounts related to interest		(2,335)
		$50,903

Total rental expense for all operating leases and month-to-month rentals was $359.6 million, $313.2 million and $280.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Other commitments and guarantees

The Company and Experian are parties to a joint venture that resulted in the creation of the Company's FARES subsidiary. Pursuant to the terms of the joint venture, Experian has the right to sell to the Company its interest in FARES at a purchase price determined pursuant to a specified formula based on the after-tax earnings of FARES. Experian may only exercise this right if the purchase price is less than $160.0 million. As of December 31, 2007, the purchase price would have exceeded $160.0 million and, consequently, Experian could not exercise this right. In addition to the agreement with Experian, the Company is also party to several other agreements that require the Company to purchase some or all of the minority shares of certain less-than-100.0%-owned subsidiaries. The total potential purchase price related to those agreements that have met the necessary conditions as of December 31, 2007, was not material.

The Company also guarantees the obligations of certain of its subsidiaries. These obligations are included in the Company's consolidated balance sheets as of December 31, 2007.

NOTE 19. Stockholders' Equity:

On May 18, 2004, the Company announced that its Board of Directors adopted a plan authorizing the repurchase of $100 million of its common shares. On May 19, 2005, the Company announced an amendment to this plan increasing the amount of shares that the Company may repurchase to $200 million. On June 26, 2006, the Company announced a further amendment to this plan, increasing the amount of shares that may be repurchased to $500 million. Between inception of the plan and December 31, 2007, the Company had repurchased and retired 10.5 million of its common shares for a total purchase price of $439.6 million. As discussed in Note 24—Subsequent Events, in January 2008, the Board of Directors authorized an additional $300 million of repurchase capacity.

NOTE 20. Other Comprehensive Income (Loss):

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income are as follows:

	Net unrealized gains (losses) on securities	Foreign currency translation adjustment	Minimum pension liability adjustment	Pension benefit adjustment	Accumulated other comprehensive income (loss)
			(in thousands)		
Balance at December 31, 2004	$ 1,498	$ 4,820	$ (87,379)	$ —	$ (81,061)
Pretax change	(13,901)	(853)	(54,849)	—	(69,603)
Tax effect	5,651	—	19,197	—	24,848
Balance at December 31, 2005	(6,752)	3,967	(123,031)	—	(125,816)
Pretax change, including impact of adopting SFAS 158	874	5,521	189,280	(275,376)	(79,701)
Tax effect	101	—	(66,249)	96,381	30,233
Balance at December 31, 2006	(5,777)	9,488	—	(178,995)	(175,284)
Pretax change	66,092	15,781	—	63,337	145,210
Tax effect	(23,492)	—	—	(22,167)	(45,659)
Balance at December 31, 2007	$ 36,823	$25,269	$ —	$(137,825)	$ (75,733)

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $2.3 million, $2.1 million and $0.8 million of net realized gains (losses) for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 21. Litigation and Regulatory Contingencies:

The Company and its subsidiaries have been named in various lawsuits, most of which relate to their title insurance operations. In cases where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on facts known to the Company. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS 5), the Company maintained a reserve for these lawsuits totaling $57.4 million at December 31, 2007. Actual losses may materially differ from the amounts recorded. The Company does not believe that the ultimate resolution of these cases, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company's title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses are regulated by various federal, state and local governmental agencies. Many of the Company's other businesses operate within statutory guidelines. Consequently, the Company may from time to time be subject to audit or investigation by such governmental agencies. Currently, governmental agencies are auditing or investigating certain of the Company's operations. These audits or investigations include inquiries into, among other matters, pricing and rate setting practices in the title insurance industry, competition in the title insurance industry and title insurance customer acquisition and retention practices. With respect to matters where the Company has determined that a loss is both probable and reasonably estimable, the Company has recorded a liability representing its best estimate of the financial exposure based on facts known to the Company. In accordance with SFAS 5, the Company maintained a reserve for these matters totaling $2.4 million at December 31, 2007. While the ultimate disposition of each such audit or investigation is not yet determinable, the Company does not believe that individually or in the aggregate, they will have a material adverse effect on the Company's financial condition, results of operations or cash flows. These audits or investigations could result in changes to the Company's business practices which could ultimately have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company also is involved in numerous ongoing routine legal and regulatory proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings, individually or in the aggregate, will have a material adverse effect on its financial condition, results of operations or cash flows.

NOTE 22. Business Combinations and Divestures:

On February 2, 2007, the Company combined its First American Real Estate Solutions (RES) division with CoreLogic Systems, Inc. (CoreLogic), a leading provider of mortgage risk assessment and fraud prevention solutions. The new combined company, which is included in the Company's property information segment, is majority owned by the Company through its FARES joint venture with Experian. CoreLogic's shareholders received cash consideration of $100 million and approximately 18% of the economic interests of the combined company through the ownership of Class A Shares of the new combined entity. To finance the cash consideration, FARES secured bank financing of $100 million. The Company recognized a gain of $77.1 million before income tax and minority interest to reflect the difference between the market value (as determined by an independent valuation firm) and the book value multiplied by the percentage of RES that the Company relinquished in this transaction. The aggregate purchase price for the CoreLogic transaction was $296.4 million including the above referenced gain. The purchase price of the acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of this acquisition, the Company recorded approximately $198.5 million of goodwill and $92.7 million of intangible assets with finite lives.

During the twelve months ended December 31, 2007, the Company completed fourteen other acquisitions. These acquisitions were not material, individually or in the aggregate. Of these fourteen acquisitions, eleven have been included in the Company's title insurance segment, one in the Company's mortgage information segment and two in the Company's First Advantage segment.

The aggregate purchase price for the acquisitions included in the Company's title insurance segment was $8.5 million in cash and $18.7 million in notes payable. The aggregate purchase price for the acquisition included in the Company's mortgage information segment was $7.0 million in cash. The acquisitions included in the Company's First Advantage segment were completed by the Company's publicly-traded subsidiary, First Advantage. The aggregate purchase price for these acquisitions was $9.9 million in cash and $1.1 million in notes payable. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of the other fourteen acquisitions, the Company recorded approximately $45.3 million of goodwill and $8.0 million of intangible assets with finite lives. The Company is awaiting information necessary to finalize the purchase accounting adjustments for certain of these acquisitions and the final purchase price allocations could result in a change to the recorded assets and liabilities. However, any changes are not expected to have a material effect on the Company's financial statements as of, or for the period ended, December 31, 2007.

In addition to the acquisitions discussed above, during the twelve months ended December 31, 2007, the Company purchased the remaining minority interests in seven companies already included in the Company's consolidated financial statements. The total purchase price of these transactions was $62.4 million in cash. As a result of the seven transactions, the Company recorded approximately $31.6 million of goodwill, $21.2 million of intangible assets with finite lives and $1.2 million of intangible assets with indefinite lives.

In October 2007, First Advantage, the Company's publicly-traded subsidiary, sold approximately 2.9 million shares of DealerTrack Holdings, Inc. ("DealerTrack") common stock. The sale resulted in a gain to the Company, after minority interests but before income taxes, of approximately $97.4 million. As a result of the sale, First Advantage discontinued using the equity method of accounting for its remaining investment in DealerTrack.

In October 2007, First Advantage completed the sale of its US Search business for $26.5 million resulting in a gain to the Company of $20.4 million after minority interests but before income taxes.

NOTE 23. Segment Financial Information:

The Company has five reporting segments that fall within two primary business groups, financial services and information technology. The financial services group includes the Company's title insurance and services segment and its specialty insurance segment. The title insurance and services segment issues residential and commercial title insurance policies, accommodates tax-deferred exchanges and provides escrow services, investment advisory services, trust services and deposit and lending products and other related products and services. The specialty insurance segment issues property and casualty insurance policies and sells home warranty products. The Company's mortgage information, property information and First Advantage segments comprise its information technology group. The mortgage information segment offers real estate tax reporting and outsourcing, flood zone certification and monitoring, default management services, document preparation and other real estate related services. The property information segment licenses and analyzes data relating to real property, offers risk management and collateral assessment analytics, and provides database management and appraisal services. The First Advantage segment, which is comprised entirely of the Company's publicly traded First Advantage subsidiary, provides specialty credit reports to the mortgage lending and automotive lending industries, provides employment background screening, hiring management solutions, payroll and human resource management, corporate tax and incentive services, drug-free workplace programs and other occupational health services, employee assistance programs, resident screening and renter's insurance, investigative services, computer forensics and electronic discovery services, motor vehicle records, transportation business credit services, automotive lead generation services, and supply chain security services.

The Company, through First American Title Insurance Company and its affiliates, transacts the business of title insurance through a network of direct operations and agents. Through this network, the Company issues policies in all states (except Iowa) and the District of Columbia. In Iowa, the Company provides abstracts of title only, because title insurance is not permitted by law. The Company also offers title services, either directly or through joint ventures, in Guam, Puerto Rico, the U.S. Virgin Islands, the Bahamas, Australia, Canada, Hong Kong, Ireland, Latin America, New Zealand, South Korea, the United Kingdom, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, the Slovak Republic, Turkey, Spain and other territories and countries. The international operations account for an immaterial amount of the Company's income before income taxes and minority interests. Home warranty services are provided in 47 states throughout the United States and the District of Columbia. Property and casualty insurance is offered nationwide. The products offered by the three segments included in the information technology group are provided nationwide.

Corporate consists primarily of investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense. Eliminations consist of inter-segment revenues included in the results of the operating segments.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

	Revenues	Depreciation and amortization	Equity in earnings of affiliates	Income (loss) before income taxes and minority interests	Assets	Investment in affiliates	Capital expenditures
				(in thousands)			
2007							
Title Insurance	$5,672,912	$ 90,492	$10,419	$(234,359)	$4,364,343	$144,296	$ 78,601
Specialty Insurance	323,440	2,190	—	39,728	558,259	—	7,355
Mortgage Information	522,784	19,565	2,354	100,407	848,540	4,132	13,479
Property Information	829,116	59,074	28,287	216,535	1,388,280	141,493	82,304
First Advantage	984,726	43,182	6,057	232,991	1,203,283	—	38,011
Corporate	(26,499)	17,836	591	(203,239)	285,216	71,364	9,358
Eliminations	(110,874)	—	—	—	—	—	—
	$8,195,605	$232,339	$47,708	$ 152,063	$8,647,921	$361,285	$229,108
2006							
Title Insurance	$6,265,921	$ 81,264	$14,611	$ 305,685	$4,491,912	$153,195	$ 74,050
Specialty Insurance	328,379	1,947	—	56,406	509,391	—	5,657
Mortgage Information	533,816	21,698	2,648	119,141	865,026	3,910	18,063
Property Information	622,805	40,131	20,277	151,898	996,310	110,413	74,319
First Advantage	827,661	39,104	7,490	117,248	1,069,634	55,001	29,671
Corporate	10,053	22,781	(492)	(153,475)	292,012	90,801	18,000
Eliminations	(66,582)	—	—	—	—	—	—
	$8,522,053	$206,925	$44,534	$ 596,903	$8,224,285	$413,320	$219,760
2005							
Title Insurance	$6,023,214	$ 61,384	$23,050	$ 544,740	$4,256,874	$135,772	$102,482
Specialty Insurance	290,511	2,243	—	47,557	461,738	—	3,200
Mortgage Information	593,049	24,389	3,750	138,382	867,673	2,901	15,206
Property Information	544,013	28,767	29,557	149,673	833,533	51,874	36,607
First Advantage	654,753	27,519	7,109	103,549	994,248	36,281	19,102
Corporate	23,885	13,137	(647)	(86,159)	184,575	83,611	24,259
Eliminations	(24,674)	—	—	—	—	—	—
	$8,104,751	$157,439	$62,819	$ 897,742	$7,598,641	$310,439	$200,856

Operating revenues from external customers separated between domestic and foreign operations and by segment for each of the past three years ending December 31, 2007 is as follows:

	December 31					
	2007		2006		2005	
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(in thousands)					
Title Insurance	$5,080,283	$435,376	$5,707,497	$351,656	$5,599,112	$287,750
Specialty Insurance	302,822	—	309,261	—	275,207	—
Mortgage Information	506,218	—	526,898	—	584,916	—
Property Information	630,936	2,119	534,833	91	474,363	312
First Advantage	769,993	84,288	785,663	23,214	624,756	11,222
	$7,290,252	$521,783	$7,864,152	$374,961	$7,558,354	$299,284

Long-lived assets separated between domestic and foreign operations and by segment as of December 31, 2007 and 2006 is as follows:

	As of December 31			
	2007		2006	
	Domestic	Foreign	Domestic	Foreign
	(in thousands)			
Title Insurance	$1,929,369	$148,467	$1,929,005	$125,518
Specialty Insurance	154,385	—	123,687	—
Mortgage Information	1,019,110	—	834,212	—
Property Information	1,021,649	14,687	734,003	8,045
First Advantage	829,287	58,961	788,924	49,922
	$4,953,800	$222,115	$4,409,831	$183,485

NOTE 24. Subsequent Events:

On January 15, 2008, the Company announced its intention to spin-off its financial services companies, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation. The information solutions companies, which consist primarily of the current property information, mortgage information and First Advantage segments, will remain at the existing holding company, which will be renamed prior to the separation. The transaction, which the Company anticipates will be tax-free to its shareholders, is expected to close in the third quarter of 2008.

On January 15, 2008, the Company announced a further amendment to the share repurchase plan, increasing the amount of shares that may be repurchased by an additional $300.0 million for a total amount eligible to be repurchased of $800.0 million of which $360.4 million remains available.

THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES

QUARTERLY FINANCIAL DATA
(Unaudited)

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2007				
Revenues	$2,130,495	$2,150,456	$2,051,193	$1,863,461
Income (loss) before income taxes and minority interests	$ 180,418	$ (79,960)	$ 108,011	$ (56,406)
Net income (loss)	$ 83,787	$ (65,996)	$ 46,589	$ (67,499)
Net income (loss) per share:				
Basic	$ 0.87	$ (0.68)	$ 0.50	$ (0.74)
Diluted	$ 0.84	$ (0.68)	$ 0.49	$ (0.74)

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2006				
Revenues	$2,003,184	$2,167,788	$2,175,614	$2,175,467
Income before income taxes and minority interests	$ 135,030	$ 74,019	$ 186,892	$ 200,962
Net income	$ 67,800	$ 25,476	$ 90,429	$ 103,971
Net income per share:				
Basic	$ 0.71	$ 0.26	$ 0.94	$ 1.08
Diluted	$ 0.69	$ 0.26	$ 0.92	$ 1.06

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2005				
Revenues	$1,704,484	$2,014,450	$2,180,719	$2,205,098
Income before income taxes and minority interests	$ 151,796	$ 264,146	$ 274,031	$ 207,769
Net income	$ 77,556	$ 138,279	$ 147,992	$ 116,553
Net income per share:				
Basic	$ 0.85	$ 1.46	$ 1.55	$ 1.22
Diluted	$ 0.82	$ 1.41	$ 1.50	$ 1.17

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES (in thousands)

December 31, 2007

Column A Type of investment	Column B Cost	Column C Market value	Column D Amount at which shown in the balance sheet
Deposits with savings and loan associations and banks:			
Registrant—None			
Consolidated	$ 198,055	$ 198,055	$ 198,055
Debt securities:			
U.S. Treasury securities			
Registrant—None			
Consolidated	$ 201,626	$ 204,206	$ 204,206
Corporate securities			
Registrant—None			
Consolidated	$ 207,074	$ 208,972	$ 208,972
Obligations of states and political subdivisions			
Registrant—None			
Consolidated	$ 141,341	$ 142,332	$ 142,332
Mortgage-backed securities			
Registrant—None			
Consolidated	$ 821,284	$ 812,702	$ 812,702
Total debt securities:			
Registrant—None			
Consolidated	$1,371,325	$1,368,212	$1,368,212
Equity securities:			
Registrant—None			
Consolidated	$ 84,772	$ 147,102	$ 147,102
Other long-term investments:			
Registrant	$ 12,952	$ 12,952(1)	$ 12,952
Consolidated	$ 457,764	$ 457,764(1)	$ 457,764
Total investments:			
Registrant	$ 12,952	$ 12,952(1)	$ 12,952
Consolidated	$2,111,916	$2,171,133	$2,171,133

(1) As other long-term investments are not publicly traded, reasonable estimate of the fair values could not be made without incurring excessive costs. The cost basis is used as a proxy for fair value.

**THE FIRST AMERICAN CORPORATION
AND SUBSIDIARY COMPANIES**

**SUPPLEMENTARY INSURANCE INFORMATION
(in thousands)**

BALANCE SHEET CAPTIONS

Column A	Column B	Column C	Column D
Segment	Deferred policy acquisition costs	Claims reserves	Deferred revenues
2007			
Title Insurance and Services	—	$1,284,440	$ 12,709
Specialty Insurance	$26,024	42,879	145,767
Mortgage Information	—	24,145	551,289
Property Information	—	6,168	36,963
First Advantage	—	—	9,474
Corporate	—	—	—
Total	$26,024	$1,357,632	$756,202
2006			
Title Insurance and Services	—	$ 861,360	$ 7,673
Specialty Insurance	$27,057	43,872	153,561
Mortgage Information	—	26,001	549,207
Property Information	—	5,756	30,077
First Advantage	—	—	12,948
Corporate	—	—	—
Total	$27,057	$ 936,989	$753,466

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

SUPPLEMENTARY INSURANCE INFORMATION (in thousands)

INCOME STATEMENT CAPTIONS

Column A	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Operating revenues	Net investment income	Loss provision	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
2007						
Title Insurance and Services	$5,515,659	$157,253	$709,978	—	$1,194,838	—
Specialty Insurance	302,822	20,618	165,192	$(1,032)	50,962	$117,649
Mortgage Information	507,342	15,442	17,983	—	204,697	—
Property Information	740,544	88,572	789	—	241,911	—
First Advantage	856,542	128,184	3	—	421,994	—
Corporate	—	(26,499)	—	—	44,938	—
Eliminations	(110,874)	—	—	—	(86,607)	—
Total	$7,812,035	$383,570	$893,945	$(1,032)	$2,072,733	$117,649
2006						
Title Insurance and Services	$6,059,152	$206,769	$482,567	—	$1,106,719	—
Specialty Insurance	309,261	19,118	154,806	$ (383)	47,697	$123,737
Mortgage Information	527,218	6,598	18,378	—	177,702	—
Property Information	599,638	23,167	1,299	—	188,097	—
First Advantage	809,723	17,938	(103)	—	420,488	—
Corporate	—	10,053	—	—	50,369	—
Eliminations	(65,879)	(703)	—	—	(39,161)	—
Total	$8,239,113	$282,940	$656,947	$ (383)	$1,951,911	$123,737
2005						
Title Insurance and Services	$5,874,931	$148,334	$288,713	—	$1,030,910	—
Specialty Insurance	275,207	15,304	142,617	$(1,195)	35,884	$117,581
Mortgage Information	584,344	8,719	24,775	—	173,755	—
Property Information	511,852	32,096	929	—	166,476	—
First Advantage	635,978	18,775	(4)	—	336,718	—
Corporate	—	23,885	—	—	13,774	—
Eliminations	(24,674)	—	—	—	(10,682)	—
Total	$7,857,638	$247,113	$457,030	$(1,195)	$1,746,835	$117,581

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

REINSURANCE
(in thousands, except percentages)

Segment	Insurance operating revenues before reinsurance	Ceded to other companies	Assumed from other companies	Insurance operating revenues	Percentage of amount assumed to operating revenues
Title Insurance					
2007	$5,503,728	11,792	23,723	$5,515,659	0.4%
2006	$6,054,867	9,403	13,689	$6,059,153	0.2%
2005	$5,875,563	9,474	8,842	$5,874,931	0.2%
Specialty Insurance					
2007	$ 129,179	8,558	—	$ 120,621	0.0%
2006	$ 127,474	6,982	—	$ 120,492	0.0%
2005	$ 122,340	21,418	—	$ 100,922	0.0%

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS (in thousands)

Year Ended December 31, 2007

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Registrant—None					
Consolidated	$ 62,467	$ 43,041		$ 53,869(A)	$ 51,639
Reserve for title losses and other claims:					
Registrant—None					
Consolidated	$936,989	$900,580	$(6,635)	$473,302(B)	$1,357,632
Reserve deducted from loans receivable:					
Registrant—None					
Consolidated	$ 1,440	$ 48			$ 1,488
Reserve deducted from assets acquired in connection with claim settlements:					
Registrant—None					
Consolidated	$ 1,280	$ 6,635		$ 6,599(C)	$ 1,316
Reserve deducted from other assets:					
Registrant—None					
Consolidated	$ 1,713	$ 17,283		$ —	$ 18,996
Reserve deducted from deferred income taxes:					
Registrant—None					
Consolidated	$ 11,043	$ 8,742			$ 19,785

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS (in thousands)

Year Ended December 31, 2006

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Registrant—None					
Consolidated	$ 67,473	$ 28,310		$ 33,316(A)	$ 62,467
Reserve for title losses and other claims:					
Registrant—None					
Consolidated	$671,054	$656,947	$(226)	$390,786(B)	$936,989
Reserve deducted from loans receivable:					
Registrant—None					
Consolidated	$ 1,410	$ 30			$ 1,440
Reserve deducted from assets acquired in connection with claim settlements:					
Registrant—None					
Consolidated	$ 1,064	$ 236		$ 20(C)	$ 1,280
Reserve deducted from other assets:					
Registrant—None					
Consolidated	$ 1,647	$ 66		$ —	$ 1,713
Reserve deducted from deferred income taxes:					
Registrant—None					
Consolidated	$ 5,828	$ 5,215			$ 11,043

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents claim payments, net of recoveries.

Note C—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

THE FIRST AMERICAN CORPORATION AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Year Ended December 31, 2005

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions from reserve	Balance at end of period
Reserve deducted from accounts receivable:					
Registrant—None					
Consolidated	$ 62,730	$ 23,089		$ 18,346(A)	$ 67,473
Reserve for title losses and other claims:					
Registrant—None					
Consolidated	$526,516	$457,030	$51,704(B)	$364,196(C)	$671,054
Reserve deducted from loans receivable:					
Registrant—None					
Consolidated	$ 1,350	$ 60			$ 1,410
Reserve deducted from assets acquired in connection with claim settlements:					
Registrant—None					
Consolidated	$ 1,253	$ 142		$ 331(D)	$ 1,064
Reserve deducted from other assets:					
Registrant—None					
Consolidated	$ 2,118	$ —		$ 471(E)	$ 1,647
Reserve deducted from deferred income taxes:					
Registrant—None					
Consolidated	$ 42,532			$ 36,704(F)	$ 5,828

Note A—Amount represents accounts written off, net of recoveries.

Note B—Amount represents net $51,704 in purchase accounting adjustments.

Note C—Amount represents claim payments, net of recoveries.

Note D—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

Note E—Amount represents elimination of reserve in connection with disposition and/or revaluation of the related asset.

Note F—Amount represents elimination of reserve in connection with the realizability of its deferred tax assets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, were effective, based on the evaluation of these controls and procedures required by Rule 13a-15(b) thereunder.

There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company: and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment under the framework in *Internal Control—Integrated Framework*, management determined that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

We have excluded CoreLogic Systems., Inc. from our assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination in February 2007. CoreLogic Systems., Inc. is a majority owned subsidiary of the Company whose total assets and total revenues represent 2.1% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the Company's financial statements provided in Item 8, above, has issued an attestation report on the Company's internal controls over financial reporting.

Item 9B. Other Information

On February 26, 2008, the Compensation Committee of the Company determined the salaries for 2008, bonuses to be paid during 2008 (for services performed during 2007) and share-based compensation to be awarded during 2008 for the Company's executive officers. The Company will pay named executive officers a portion of their annual bonus in restricted stock units that vest over five years. The table below sets forth those respective amounts for the Company's named executive officers.

Name and Title	2008 Salary	Bonus to be received in 2008 in cash	Bonus to be received in 2008 in restricted stock units (1)(2)	Long term incentive compensation to be awarded in 2008 (in restricted stock units) (1)(2)
Parker S. Kennedy, chairman and chief executive officer	$750,000	$ — (3)	$ — (3)	$ — (3)
Frank V. McMahon, vice chairman and chief financial officer	$700,000(4)	$800,000	$800,000(4)	$525,000
Dennis J. Gilmore, chief operating officer	$650,000	$750,000	$750,000	$500,000
Curt G. Johnson, segment president	$550,000(5)	$725,000	$725,000	$413,000
Barry M. Sando, segment president	$525,000	$540,000	$360,000	$394,000

(1) The RSUs vest in five equal annual installments commencing on the first anniversary of the date of the grant. Pursuant to Company policy, the number of RSUs awarded will be determined by dividing the applicable dollar amount by the closing price of the Company's stock on the second full business day following the Company's filing of this Annual Report on Form 10-K for the year ended December 31, 2007.

(2) The amounts provided are the dollar value of those units.

(3) It was the sense of the Committee that Mr. Kennedy was entitled to a bonus and should be the highest compensated executive officer. However, Mr. Kennedy requested that he not be granted a bonus so that additional funds and RSUs could be available for the other employees of the Company. The Committee permitted Mr. Kennedy to refuse the receipt of any bonus for 2007 or long term incentive RSU grant during 2008.

(4) The employment agreement entered into between the Company and Mr. McMahon requires the Company to pay Mr. McMahon total annual cash compensation of not less than $1.75 million. Mr. McMahon has agreed to waive the minimum cash compensation requirement and to take half of the bonus to be paid to him in 2008 in RSUs.

(5) In addition, the Company forgave a $150,000 loan to Mr. Johnson originally made in 1998 in connection with Mr. Johnson's relocation to Southern California.

On February 26, 2008, the Compensation Committee also established a bonus plan for executive officers, which plan is designed to allow the Company to deduct for tax purposes the entire amount of cash bonuses expected to be paid to its named executive officers for performance in 2008 under section 162(m) of the Internal Revenue Code. In connection with the plan, the Committee awarded the following performance units:

Name and Title	Performance Units Awarded (in $)
Parker S. Kennedy, chairman and chief executive officer	$1,825,000
Frank V. McMahon, vice chairman and chief financial officer	$1,600,000
Dennis J. Gilmore, chief operating officer	$1,500,000
Curt G. Johnson, segment president	$1,450,000
Barry M. Sando, segment president	$1,080,000

These performance units, which were issued under the Company's 2006 Incentive Compensation Plan, provide that they will not be payable unless the net income of the Company for 2008 is at least $50.0 million, excluding certain extraordinary items, provided that if the Company consummates a spin-off of one or more entities prior to December 31, 2008, the performance condition shall be determined by adding to the net income of the Company the net income of any entity whose stock was distributed to the shareholders of the Company. The award agreements give the Compensation Committee complete discretion to reduce the actual amount of bonus payable to any lesser amount. The Compensation Committee expects to make such a reduction. A copy of the complete form of the agreement awarding the performance units is attached hereto as Exhibit 10(yy).

On February 26, 2008, the Compensation Committee approved of performance criteria to be attached to the vesting of the executive officers' long term incentive RSUs to be granted during 2008. The approved form of Restricted Stock Unit Award Agreement provides that receipt of the shares underlying the RSUs is contingent upon the Company achieving net income for 2008 of at least $50.0 million, excluding certain extraordinary items, provided that if the Company consummates a spin-off of one or more entities prior to December 31, 2008, the performance condition shall be determined by adding to the net income of the Company the net income of any entity whose stock was distributed to the shareholders of the Company. A copy of the complete form of the Notice of Restricted Stock Unit Grant and Restricted Stock Unit Award Agreement is attached hereto as Exhibit 10(tt).

PART III

The information required by Items 10 through 14 of this report is expected to be set forth in the sections entitled "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Compensation," "Compensation Discussion and Analysis," "Director Compensation," "Codes of Ethics," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Report of the Audit Committee," "Who are the largest principal shareholders outside of management?," "Security Ownership of Management," "Principal Accounting Fees and Services" and "Transactions with Management and Others" in the Company's definitive proxy statement, and is hereby incorporated in this report and made a part hereof by reference. If the definitive proxy statement is not filed within 120 days after the close of the fiscal year, the Company will file an amendment to this annual report on Form 10-K to include the information required by Items 10 through 14.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. & 2. Financial Statements and Financial Statement Schedules

The Financial Statements and Financial Statement Schedules filed as part of this report are listed in the accompanying index at page 42 in Item 8 of Part II of this report.

3. Exhibits. See Exhibit Index. (Each management contract or compensatory plan or arrangement in which any director or named executive officer of The First American Corporation, as defined by Item 402(a)(3) of Regulation S-K (17 C.F.R. §229.402(a)(3)), participates that is included among the exhibits listed on the Exhibit Index is identified on the Exhibit Index by an asterisk (*).)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE FIRST AMERICAN CORPORATION
(Registrant)

By /s/ PARKER S. KENNEDY

Parker S. Kennedy
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 29, 2008

By /s/ FRANK V. MCMAHON

Frank V. McMahon
Vice Chairman and
Chief Financial Officer
(Principal Financial Officer)

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PARKER S. KENNEDY Parker S. Kennedy	Chairman, CEO and Director	February 29, 2008
/s/ FRANK V. MCMAHON Frank V. McMahon	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	February 29, 2008
/s/ MAX O. VALDES Max O. Valdes	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 29, 2008
/s/ GEORGE L. ARGYROS George L. Argyros	Director	February 29, 2008
/s/ GARY J. BEBAN Gary J. Beban	Director	February 29, 2008
/s/ J. DAVID CHATHAM J. David Chatham	Director	February 29, 2008
/s/ WILLIAM G. DAVIS William G. Davis	Director	February 29, 2008

Signature	Title	Date
/s/ JAMES L. DOTI James L. Doti	Director	February 29, 2008
/s/ LEWIS W. DOUGLAS, JR. Lewis W. Douglas, Jr.	Director	February 29, 2008
/s/ D. P. KENNEDY D. P. Kennedy	Director	February 29, 2008
/s/ FRANK O'BRYAN Frank O'Bryan	Director	February 29, 2008
/s/ ROSLYN B. PAYNE Roslyn B. Payne	Director	February 29, 2008
/s/ D. VAN SKILLING D. Van Skilling	Director	February 29, 2008
/s/ HERBERT B. TASKER Herbert B. Tasker	Director	February 29, 2008
/s/ VIRGINIA UEBERROTH Virginia Ueberroth	Director	February 29, 2008
/s/ MARY LEE WIDENER Mary Lee Widener	Director	February 29, 2008

Exhibit No.	Description
(3)(a)	Restated Articles of Incorporation of The First American Financial Corporation dated July 14, 1998, incorporated by reference herein from Exhibit 3.1 of Amendment No. 1, dated July 28, 1998, to the Company's Registration Statement No. 333-53681 on Form S-4.
(3)(b)	Certificate of Amendment of Restated Articles of Incorporation of The First American Financial Corporation dated April 23, 1999, incorporated by reference herein from Exhibit (3) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
(3)(c)	Certificate of Amendment of Restated Articles of Incorporation of The First American Financial Corporation dated May 11, 2000, incorporated by reference herein from Exhibit 3.1 of Current Report on Form 8-K dated June 12, 2000.
(3)(d)	Bylaws of The First American Corporation, as amended, incorporated by reference herein from Exhibit (3)(a) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
(4)(a)	Junior Subordinated Indenture, dated as of April 22, 1997, incorporated by reference herein from Exhibit (4.2) of Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(4)(b)	Form of New 8.50% Junior Subordinated Deferrable Interest Debenture, incorporated by reference herein from Exhibit 4.2 of Registration Statement No. 333-35945 on Form S-4 dated September 18, 1997.
(4)(c)	Certificate of Trust of First American Capital Trust I, incorporated by reference herein from Exhibit 4.3 of Registration Statement No. 333-35945 on Form S-4 dated September 18, 1997.
(4)(d)	Amended and Restated Declaration of Trust of First American Capital Trust I dated as of April 22, 1997, incorporated by reference herein from Exhibit (4.3) of Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(4)(e)	Form of New 8.50% Capital Security (Liquidation Amount $1,000 per Capital Security), incorporated by reference herein from Exhibit 4.6 of Registration Statement No. 333-35945 on Form S-4 dated September 18, 1997.
(4)(f)	Form of New Guarantee Agreement, incorporated by reference herein from Exhibit 4.7 of Registration Statement No. 333-35945 on Form S-4 dated September 18, 1997.
(4)(g)	Senior Indenture, dated as of April 7, 1998, between The First American Financial Corporation and Wilmington Trust Company as Trustee, incorporated by reference herein from Exhibit (4) of Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(4)(h)	Form of Underwriting Agreement, incorporated by reference herein from Exhibit 1.1 of Pre-effective Amendment No. 2 to Registration Statement No 333-116855 on Form S-3 dated July 19, 2004.
(4)(i)	Form of First Supplemental Indenture, incorporated by reference herein from Exhibit 4.2 of Registration Statement 333-116855 on Form S-3 dated June 25, 2004.
(4)(j)	Form of Senior Note, incorporated by reference herein from Exhibit 4.3 of Registration Statement 333-116855 on Form S-3 dated June 25, 2004.
*(10)(a)	Description of Stock Bonus Plan, as amended, incorporated by reference herein from Exhibit 10(a) of Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
*(10)(b)	Executive Supplemental Benefit Plan dated April 10, 1986, and Amendment No. 1 thereto dated October 1, 1986, incorporated by reference herein from Exhibit 10(b) of Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
*(10)(c)	Amendment No. 2, dated March 22, 1990, to Executive Supplemental Benefit Plan, incorporated by reference herein from Exhibit 10(c) of Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Exhibit No.	Description
*(10)(d)	Amendment No. 3, dated July 7, 1998, to Executive Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(d) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(e)	Amendment No. 4, dated March 22, 2000, to Executive Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(c) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(f)	Amendment No. 5, dated July 19, 2000, to Executive Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(e) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(g)	Amendment No. 6, dated September 1, 2005, to Executive Supplemental Benefit Plan, incorporated by reference herein from Exhibit 10(b) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
*(10)(h)	Amended and Restated Executive Supplemental Benefit Plan dated November 1, 2007, incorporated by reference herein from Exhibit (10)(b) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
*(10)(i)	Management Supplemental Benefit Plan dated July 20, 1988, incorporated by reference herein from Exhibit 10(h) of Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
*(10)(j)	Amendment No. 1, dated July 7, 1998, to Management Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(f) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(k)	Amendment No. 2, dated March 22, 2000, to Management Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(h) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(l)	Amendment No. 3, dated July 19, 2000, to Management Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(f) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(m)	Amendment No. 4, dated September 1, 2005, to Management Supplemental Benefit Plan, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
*(10)(n)	Amended and Restated Management Supplemental Benefit Plan dated November 1, 2007, incorporated by reference herein from Exhibit (10)(c) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
*(10)(o)	Pension Restoration Plan (effective as of January 1, 1994), incorporated by reference herein from Exhibit (10)(c) of Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
*(10)(p)	Amendment No. 1, dated July 19, 2000, to Pension Restoration Plan, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(r)	Amendment No. 2, dated August 1, 2001, to Pension Restoration Plan, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
*(10)(s)	1996 Stock Option Plan, incorporated by reference herein from Exhibit 4 of Registration Statement No. 333-19065 on Form S-8 dated December 30, 1996.
*(10)(t)	Amendment No. 1, dated February 26, 1998, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(i) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

Exhibit No.	Description
*(10)(u)	Amendment No. 2, dated June 22, 1998, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(j) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(v)	Amendment No. 3, dated July 7, 1998, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(k) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(w)	Amendment No. 4, dated April 22, 1999, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.
*(10)(x)	Amendment No. 5, dated February 29, 2000, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(o) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(y)	Amendment No. 6, dated July 19, 2000, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(b) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(z)	Amendment No. 7, dated June 4, 2002, to 1996 Stock Option Plan, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for quarter ended June 30, 2002.
*(10)(aa)	Change in Control Agreement (Executive Form) dated November 12, 1999, incorporated by reference herein from Exhibit (10)(p) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(bb)	Change in Control Agreement (Management Form) dated November 12, 1999, incorporated by reference herein from Exhibit (10)(q) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(cc)	1997 Directors' Stock Plan, incorporated by reference herein from Exhibit 4.1 of Registration Statement No. 333-41993 on Form S-8 dated December 11, 1997.
*(10)(dd)	Amendment No. 1 to 1997 Directors' Stock Plan, dated February 26, 1998, incorporated by reference herein from Exhibit (10)(m) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(ee)	Amendment No. 2 to 1997 Directors' Stock Plan, dated July 7, 1998, incorporated by reference herein from Exhibit (10)(n) of Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
*(10)(ff)	Amendment No. 3, dated July 19, 2000, to 1997 Directors' Stock Plan, incorporated by reference herein from Exhibit (10)(c) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(gg)	The First American Financial Corporation Deferred Compensation Plan dated March 10, 2000, incorporated by reference herein from Exhibit (10)(v) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(hh)	Amendment No. 1, dated July 19, 2000, to Deferred Compensation Plan, incorporated by reference herein from Exhibit (10)(d) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
*(10)(ii)	Amendment No. 2, dated February 1, 2003, to Deferred Compensation Plan, incorporated by reference herein from Exhibit (10) of Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

Exhibit No.	Description
*(10)(jj)	The First American Financial Corporation Deferred Compensation Plan Trust Agreement dated March 10, 2000, incorporated by reference herein from Exhibit (10)(w) of Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
*(10)(kk)	Employment offer letter dated February 21, 2006 from The First American Corporation to Frank V. McMahon, incorporated by reference herein from Exhibit 99.2 of Current Report on Form 8-K dated February 21, 2006.
*(10)(ll)	Letter dated July 16, 2003 regarding the retirement of D.P. Kennedy, incorporated by reference herein from Exhibit 10(ii) of Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
*(10)(mm)	Stock Option Award Agreement, dated as of March 31, 2006, between The First American Corporation and Frank V. McMahon, incorporated by reference herein from Exhibit 99.1 of Current Report on Form 8-K dated March 31, 2006.
*(10)(nn)	Restricted Stock Award Agreement, dated as of March 31, 2006, between The First American Corporation and Frank V. McMahon, incorporated by reference herein from Exhibit 99.1 of Current Report on Form 8-K dated March 31, 2006.
*(10)(oo)	Letter agreement, dated June 25, 2007, regarding the retirement of Craig I. DeRoy, incorporated by reference herein from Exhibit 10(a) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
*(10)(pp)	The First American Corporation 2006 Incentive Compensation Plan, incorporated by reference herein from Appendix A of the Definitive Proxy Statement of the Company filed on April 10, 2006.
*(10)(qq)	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved February 27, 2007, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated February 27, 2007.
*(10)(rr)	Form of Amendment to Restricted Stock Unit Award Agreement, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated March 20, 2007.
*(10)(ss)	Form of Amendment to Restricted Stock Unit Award Agreement, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated April 6, 2007.
*(10)(tt)	Form of Notice of Restricted Stock Unit Grant (Employee) and Restricted Stock Unit Award Agreement (Employee), approved February 26, 2008.
*(10)(uu)	Arrangement regarding bonus plan for named executive officers, approved March 20, 2007, incorporated by reference herein to the description contained in the Current Report on Form 8-K dated March 20, 2007.
*(10)(vv)	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, incorporated by reference herein from Exhibit 99.2 to Current Report on Form 8-K dated March 20, 2007.
*(10)(ww)	Form of Notice of Restricted Stock Unit Grant (Non-Employee Director) and Restricted Stock Unit Award Agreement (Non-Employee Director), incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated March 1, 2007.
*(10)(xx)	Arrangement regarding bonus plan for named executive officers, approved February 28, 2008, incorporated by reference herein to the description contained in Item 9B of this Annual Report on Form 10-K.
*(10)(yy)	Form of Notice of Performance Unit Grant and Performance Unit Award Agreement, approved February 26, 2008.

Exhibit No.	Description
(10)(zz)	Contribution and Joint Venture Agreement by and among The First American Financial Corporation and Experian Information Solutions, Inc., et al., dated November 30, 1997, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(aaa)	Agreement of Amendment, dated June 30, 2003, by and between The First American Corporation and Experian Information Solutions, Inc., incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(10)(bbb)	Second Agreement of Amendment, dated September 23, 2003, by and between The First American Corporation and Experian Information Solutions, Inc., incorporated by reference herein from Exhibit (10)(b) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(10)(ccc)	Omnibus Agreement, dated as of March 22, 2005, by and between The First American Corporation, Experian Information Solutions, Inc. and First American Real Estate Solutions LLC, incorporated by reference herein from Exhibit (10) of Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(10)(ddd)	Amended and Restated Omnibus Agreement, dated as of June 22, 2005, by and between The First American Corporation, Experian Information Solutions, Inc. and First American Real Estate Solutions LLC, incorporated by reference herein from Exhibit (10)(a) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(10)(eee)	Fourth Agreement of Amendment, dated as of February 1, 2007, by and between The First American Corporation and Experian Information Solutions, Inc., incorporated by reference herein from Exhibit 99.1 of Current Report on Form 8-K dated February 1, 2007.
(10)(fff)	Operating Agreement for First American Real Estate Solutions LLC, a California Limited Liability Company, By and Among First American Real Estate Information Services, Inc., and Experian Information Solutions, Inc., et al., dated November 30, 1997, incorporated by reference herein from Exhibit (10)(b) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(ggg)	Data License Agreement dated November 30, 1997, incorporated by reference herein from Exhibit (10)(d) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(hhh)	Reseller Services Agreement dated as of November 30, 1997, incorporated by reference herein from Exhibit (10)(g) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(iii)	Amendment to Reseller Services Agreement For Resales to Consumers, dated as of November 30, 1997, incorporated by reference herein from Exhibit (10)(h) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(jjj)	Trademark License Agreement between Experian Information Solutions, Inc. and First American Real Estate Solutions LLC, dated as of November 30, 1997, incorporated by reference herein from Exhibit (10)(i) of Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(10)(kkk)	Credit Agreement, dated as of August 4, 2004 between The First American Corporation, JP Morgan Chase Bank, as Administrative Agent, and certain other Lenders party thereto, incorporated by reference herein from Exhibit (10) of Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

Exhibit No.	Description
(10)(lll)	Amendment No. 2, dated as of July 18, 2005 to the Credit Agreement dated as of August 4, 2004 between The First American Corporation, JP Morgan Chase Bank, as Administrative Agent, and certain other Lenders party thereto, incorporated by reference herein from Exhibit (10)(b) of Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
(10)(mmm)	Amended and Restated Credit Agreement, dated as of November 7, 2005, between The First American Corporation, JP Morgan Chase Bank, as Administrative Agent, and certain other Lenders party thereto, incorporated by reference herein from Exhibit (10)(vv) of Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
(10)(nnn)	Waiver, dated August 9, 2006, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated August 9, 2006.
(10)(ooo)	Amendment No. 1 and Waiver, dated November 3, 2006, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated November 3, 2006.
(10)(ppp)	Amendment No. 2, dated as of July 11, 2007, to Amended and Restated Credit Agreement, dated as of November 7, 2005, between The First American Corporation, JP Morgan Chase Bank, as Administrative Agent, and certain other Lenders party thereto, incorporated by reference herein from Exhibit 10(b) of Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
(10)(qqq)	Master Lease Financing Agreement, dated as of December 29, 2004, between General Electric Capital Corporation, for Itself and as Agent for Certain Participants, and First American Title Insurance Company, together with Equipment Schedule No. 1 and Equipment Schedule No. 2, incorporated by reference from Exhibit (10)(ss) of Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
10(rrr)	Credit Agreement, dated as of February 2, 2007, among First American Real Estate Solutions LLC and Wells Fargo Bank, NA, incorporated by reference herein from Exhibit 99.2 to Current Report on Form 8-K dated February 1, 2007.
10(sss)	Continuing Guaranty, dated as of February 2, 2007, among The First American Corporation and Wells Fargo Bank, NA, incorporated by reference herein from Exhibit 99.3 to Current Report on Form 8-K dated February 1, 2007.
10(ttt)	Promissory Note, dated as of December 13, 2007, of First American CoreLogic Holdings, Inc. in favor of Banc of America Leasing & Capital, LLC, incorporated by reference herein from Exhibit 99.1 to Current Report on Form 8-K dated December 13, 2007.
10(uuu)	Master Security Agreement, dated as of December 13, 2007, between First American CoreLogic Holdings, Inc. and Banc of America Leasing & Capital, LLC, incorporated by reference herein from Exhibit 99.2 to Current Report on Form 8-K dated December 13, 2007.
10(vvv)	Continuing Guaranty, dated as of December 13, 2007, by First American Real Estate Solutions LLC in favor of Banc of America Leasing & Capital, LLC, incorporated by reference herein from Exhibit 99.3 to Current Report on Form 8-K dated December 13, 2007.
*(10)(www)	Letter to Curt Johnson, dated February 26, 2008, regarding relocation loan.
*(10)(xxx)	Amended and Restated Change in Control Agreement (Executive Form) dated February 26, 2008.
*(10)(yyy)	Amended and Restated Change in Control Agreement (Management Form) dated February 26, 2008.
(21)	Subsidiaries of the registrant.

Exhibit No.	Description
(23)	Consent of Independent Registered Public Accounting Firm.
(31)(a)	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Act of 1934.
(31)(b)	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
(32)(a)	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
(32)(b)	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

* Indicates a management contract or compensatory plan or arrangement in which any director or named executive officer participates.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒ **AMENDMENT NO. 1 TO ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-13585

FIRST AMERICAN

The First American Corporation

(Exact name of registrant as specified in its charter)

Incorporated in California	**95-1068610**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1 First American Way, Santa Ana, California 92707-5913
(Address of principal executive offices) (Zip Code)

(714) 250-3000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Common	**New York Stock Exchange**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2007 was $4,588,821,468.

On April 14, 2008, there were 92,323,969 shares of common stock outstanding.

TABLE OF CONTENTS

		Page
Explanatory Note		1
PART III		
Item 10	Directors And Executive Officers Of The Registrant	1
Item 11	Executive Compensation	5
Item 12	Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters	42
Item 13	Certain Relationships And Related Transactions	45
Item 14	Principal Accounting Fees And Services	46
PART IV		
Item 15	Exhibits	47
SIGNATURES		48

EXPLANATORY NOTE

On February 29, 2008, The First American Corporation (the "Company") filed its Annual Report on Form 10-K for the year ended December 31, 2007 with the Securities and Exchange Commission. In that report, the Company indicated that it would file the information required by Part III of Form 10-K within 120 days following the end of its most recent fiscal year. Accordingly, the Company is amending its Annual Report on Form 10-K to provide such information. Except as set forth in this amendment, the Company is not amending or updating any information contained within its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The following list provides information with respect to each individual currently serving on the Company's Board of Directors. There are no family relationships among any of the current directors or any of the executive officers of the Company. The Company has appointed Messrs. Bruce S. Bennett, Glenn C. Christenson, Christopher V. Greetham, Thomas C. O'Brien and Patrick F. Stone for election to the Board pursuant to an agreement with Highfields Capital Management LP dated April 10, 2008, as discussed in the Company's Current Report on Form 8-K dated April 10, 2008. Also, pursuant to a contract, the Company is required to recommend one nominee of Experian Information Solutions, Inc., to the nominating committee as a candidate for election to the Board. Director D. Van Skilling was appointed to the Board in 1998 as Experian's nominee. There are no other arrangements or understandings between any director and any other person pursuant to which any director was or is to be selected as a director.

Name	Age	Principal Occupation(s) Since 2002 (arranged by title, company & industry)	Director Since	Directorships Held in Other Public Companies (1)
Hon. George L. Argyros	71	Chairman and Chief Executive Officer Arnel & Affiliates diversified investment company	2005(2)	DST Systems, Inc.
Bruce S. Bennett	49	Founding Partner Hennigan, Bennett & Dorman, LLP legal services	2008	None
J. David Chatham	57	President and Chief Executive Officer Chatham Holdings Corporation real estate development and associated industries	1989	First Advantage Corporation
Glenn C. Christenson	58	Managing Director (2007 to present) Velstand Investments, LLC Chief Financial Officer (1990-2007) Station Casinos, Inc. gaming and entertainment	2008	Sierra Pacific Resources
Hon. William G. Davis	78	Counsel Torys LLP legal services	1992	None
James L. Doti	61	President and Donald Bren Distinguished Chair of Business and Economics Chapman University education	1993	Fleetwood Enterprises, Inc., and Standard Pacific Corp.

Name	Age	Principal Occupation(s) Since 2002 (arranged by title, company & industry)	Director Since	Directorships Held in Other Public Companies (1)
Lewis W. Douglas, Jr.	83	Chairman Stanley Energy, Inc. oil exploration	1971(3)	None
Christopher V. Greetham	63	Executive Vice President and Chief Investment Officer (1996 to 2006) XL Capital Ltd. property and casualty reinsurance	2008	Axis Capital Holdings Limited
Parker S. Kennedy	60	Chairman of the Board and Chief Executive Officer (2003 to present) President (1993-2004) The First American Corporation business information and related products and services	1987	First Advantage Corporation
Thomas C. O'Brien	54	Chief Executive Officer and President Insurance Auto Auctions Inc. specialized services for automobile insurance	2008	KAR Holdings, Inc.
Frank E. O'Bryan	74	Private Investor (2004 to present) Chairman of the Board (1997-2003) WMC Mortgage Corporation mortgage lending	1994	Ares Capital Corporation
Roslyn B. Payne	61	President Jackson Street Partners, Ltd. real estate venture capital and investments	1988	None
D. Van Skilling	74	President (1999 to present) Skilling Enterprises private investments	1998	First Advantage Corporation and ONVIA, Inc.
Patrick F. Stone	60	Chairman (2005 to present) The Stone Group commercial real estate brokerage and development Vice Chairman (2004-2007) Metrocities Mortgage Corporation mortgage banking Chief Executive Officer (2002-2004) Fidelity National Information Systems business information	2008	None
Herbert B. Tasker	71	Chairman and Chief Executive Officer (2005 to present) Mason McDuffie Mortgage Corporation mortgage banking Mortgage Industry Consultant (2004 - 2005) Vice Chairman and Managing Director (1999-2004) Centre Capital Group, Inc. mortgage conduit	2002	None

Name	Age	Principal Occupation(s) Since 2002 (arranged by title, company & industry)	Director Since	Directorships Held in Other Public Companies (1)
Virginia M. Ueberroth	68	Chairman Ueberroth Family Foundation philanthropy	1988	None
Mary Lee Widener	69	President and Chief Executive Officer (1974 to present) Neighborhood Housing Services of America, Inc. nonprofit housing finance agency	2006	The PMI Group, Inc.

(1) For these purposes, "Public Company" refers to a company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

(2) Mr. Argyros was a director of the Company from 1988 to 2001 and was the United States Ambassador to Spain and Andorra from 2001 to 2004.

(3) Mr. Douglas also was a director of the Company from 1961 to 1967.

Executive Officers

The following provides information regarding the Company's executive officers.

Name	Position(s) Held	Age
Parker S. Kennedy	Chairman of the Board, Chief Executive Officer	60
Frank V. McMahon	Vice Chairman	48
Dennis J. Gilmore	Chief Operating Officer	49
Curt G. Johnson	President of Title Insurance and Services Segment	53
Anand K. Nallathambi	Chief Executive Officer of First Advantage Segment	46
Barry M. Sando	President of Mortgage Information Segment	48
George S. Livermore	President of Property Information Segment	47
Kenneth D. DeGiorgio	Senior Vice President, General Counsel and Secretary	37
Max O. Valdes	Senior Vice President, Chief Accounting Officer and Chief Financial Officer	53

All officers of the Company are appointed annually by the Board on the day of its election.

- Parker S. Kennedy was named chairman and chief executive officer of the Company in 2003. He served as its president from 1993 to 2004 and was an executive vice president of the Company from 1986 to 1993. He has been employed by the Company's subsidiary, First American Title Insurance Company, since 1977 and became a vice president of that company in 1979 and a director in 1981. During 1983, he was appointed executive vice president of First American Title Insurance Company, and in 1989 was appointed its president. He now serves as its chairman, a position to which he was appointed in 1999.
- Frank V. McMahon was named vice chairman and chief financial officer of the Company effective March 31, 2006. On April 10, 2008, he resigned as chief financial officer to focus his attention on the Information Solutions business which he now leads. Mr. McMahon was a managing director of Lehman Brothers Holdings, Inc., from 1999 to 2006.
- Dennis J. Gilmore was named chief operating officer of the Company in 2004 and currently leads the Financial Services business. He served as an executive vice president of the Company from 2003 to 2004 and served as president of the property information business segment from 1998 to 2005. He established and managed the Lenders Advantage division of the Company's subsidiary, First American Title Insurance Company, from 1993 to 1998 and was employed by the Company's tax service subsidiary from 1988 to 1993.

- Curt G. Johnson was named president of First American Title Insurance Company in December, 2006. He was previously serving as vice president and director of that company's national commercial services division from 2001 to 2006. He joined the Company in 1996.

- Anand K. Nallathambi was appointed to serve as chief executive officer of First Advantage Corporation in March 2007 and president of First Advantage in September 2005 following First Advantage's acquisition of the Company's Credit Information Group. Prior to joining First Advantage, Mr. Nallathambi served as president of the Company's Credit Information Group and as president of First American Appraisal Services from 1996 to 1998.

- Barry M. Sando serves as president of the Company's mortgage information business segment, a position he has held since 1997. He was president of the Company's flood zone certification subsidiary during 1997, served as its executive vice president from 1995 to 1997, and was employed by the Company's tax service subsidiary from 1991 to 1995.

- George S. Livermore serves as president of the Company's property information business segment, a position he has held since September, 2005. He was president of First American Real Estate Solutions L.P. since its formation in 1998.

- Kenneth D. DeGiorgio was named senior vice president and general counsel of the Company in 2004. In 2006, he also became the Company's secretary. Mr. DeGiorgio was vice president and associate general counsel of the Company from 2001 to 2004, and served as regulatory and acquisition counsel from 1999 to 2001. He has also served as executive vice president of First Advantage Corporation since 2003.

- Max O. Valdes has served as the Company's chief financial officer since April 10, 2008, a position he also served in between January 2006 and March 2006. He also has served as senior vice president and chief accounting officer of the Company since 2006, and as vice president and chief accounting officer from 2002 to 2006. Prior to that time, Mr. Valdes served as the Company's controller. He has been employed by the Company since 1988.

Compliance with Section 16(a) of the Exchange Act

Rules adopted by the Securities and Exchange Commission (SEC) require the Company's officers and directors, and persons who own more than ten percent of the Company's issued and outstanding common shares, to file reports of their ownership, and changes in ownership, of the Company's shares with the SEC on prescribed forms. Officers, directors and greater-than-ten-percent shareholders are required by the SEC's rules to furnish the Company with copies of all such forms they file with the SEC.

Based solely on the review of the copies of the forms received by the Company, or written representations from reporting persons that they were not required to file a Form 5 to report previously unreported ownership or changes in ownership, the Company believes that, during the fiscal year ended December 31, 2007, its officers, directors and greater-than-ten-percent beneficial owners complied with all such filing requirements.

Code of Ethics

The Board of Directors has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of this code of ethics is posted in the corporate governance section of the Company's Web site at *www.firstam.com*. To the extent the Company waives or amends any provisions of this code of ethics, it will disclose such waivers or amendments on the above Web site. The Board also has adopted a broader code of ethics and conduct, applying to all employees, officers and directors, which also has been posted to the Web site at the address stated above. Each of these codes is available in print to any shareholder who requests it. Such request should be sent to the Company's secretary at 1 First American Way, Santa Ana, California 92707.

Item 11. Executive Compensation

Executive Compensation

Compensation Tables

The following tables set forth compensation information for the Company's "named executive officers." Pursuant to applicable rules, the Company's named executive officers consist of the individuals serving as the chief executive officer and chief financial officer at any time during 2007 and the Company's three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007. Further description of the information contained in these tables can be found in the "Compensation Discussion and Analysis" section, which follows the tables.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation ($)	Total ($)
Parker S. Kennedy	2007	750,000	0	882,344	712,716	0	1,135,626	18,836(5)	3,499,522
Chairman and Chief Executive Officer	2006	750,000	912,500(4)	0	1,251,105	0	1,340,037	54,038(5)	4,307,682
Frank V. McMahon	2007	698,629	0	867,915	592,320	800,000	372,001	28,316(8)	3,359,181
Vice Chairman	2006	550,000(6)	875,000	197,604(7)	441,963	0	81,608	21,900(8)	2,168,085
Dennis J. Gilmore	2007	647,885	0	555,322	503,426	750,000	187,026	42,075(9)	2,685,734
Chief Operating Officer	2006	600,000	890,000	0	890,159	0	660,278	38,022(9)	3,078,460
Barry M. Sando	2007	525,000	0	272,940	435,117	540,000	91,281	10,655	1,874,933
President, Mortgage Information Segment	2006	525,000	865,000	0	771,672	0	340,487	47,788(10)	2,549,947
Curt G. Johnson President, Title Insurance and Services Segment	2007	541,462	0	297,426	53,371	725,000	424,650	9,113	2,051,021

Notes:

(1) Includes First Advantage Corporation restricted stock unit (RSU) awards during 2007 to Mr. Kennedy and Mr. McMahon in connection with their service on the First Advantage Corporation board of directors. Mr. Kennedy and Mr. McMahon have agreed to remit to the Company any after-tax benefit of such awards.

(2) The Company did not award options to the named executive officers in 2007. Value reflects the FAS 123R fair value of awards amortized over the vesting period. Fair value was determined by using a lattice option pricing model in 2006 and a Black-Scholes methodology for prior years with the following assumptions:

	2006	2005	2004	2003	2002
Dividend yield	1.6% - 1.8%	1.5% -2.3%	2.0% - 2.4%	1.8%	1.9%
Expected volatility	25.0%	39.7% - 41.4%	41.9% - 44.2%	45.1%	48.9%
Risk free average interest rate	4.3% - 4.8%	3.7% - 4.3%	3.7% - 4.2%	4.2%	4.2%
Expected term (years)	4.0 - 5.0	5.4 - 5.9	5.9 - 6.3	7	7

Also reflects option awards for board service at First Advantage Corporation to Mr. Kennedy and Mr. McMahon. Mr. Kennedy and Mr. McMahon have agreed to remit to the Company any after tax benefit they receive as a result of the awards. First Advantage utilized a lattice option pricing model in 2006 with the following assumptions: expected volatility (30%), risk free average interest rate (4.56%-4.81%), and expected term (5 years). Prior to 2006, First Advantage utilized a Black-Scholes methodology with the following assumptions: for 2005, volatility (25%), term (6 years), risk free rate (4.52%); for 2004, volatility (34%), term (9 years), risk free rate (4.13%); and for 2003, volatility (34%), term (9 years), risk free rate (3.24%). All years assumed a 0% dividend yield.

(3) Reflects the change in the present value of the life annuity from the fiscal year end 2006 to 2007 for both the qualified and non-qualified pension plans (entitled The First American Corporation Pension Plan, The First American Corporation Pension Restoration Plan and The First American Corporation Executive Supplemental Benefit Plan). It does not include earnings under the deferred compensation plan as such earnings are neither above market nor preferential. The Company's deferred compensation plan provides a return based on a number of mutual fund investment choices. See Pension Benefits table on page 11 for assumptions.

(4) On February 27, 2007, at Mr. Kennedy's request, the Company's Compensation Committee shifted $500,000 of his cash bonus for service in 2006 to RSUs which vest over five years and were issued on March 5, 2007. The actual cash payment was therefore reduced to $412,500.

(5) In 2007, this amount consists of (a) Company contributions of $6,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) use of Company residences valued at $3,700 and (c) Company-paid club membership dues of $8,536. In 2006, this amount consists of (a) Company contributions of $12,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) Company car allowance and estimated value of Company-paid gas totaling $15,440, (c) Company-paid club membership dues of $18,098, (d) estimated value of personal use of Company-owned residences of $7,000 and (e) fees for attending board meetings of the Company totaling $900.

(6) Reflects Mr. McMahon's salary for the period from his hire date of March 31, 2006 through December 31, 2006.

(7) Reflects the expense taken by the Company in 2006 in connection with Mr. McMahon's new hire grant of 33,334 RSUs valued at the closing price on the March 31, 2006 grant date of $39.16 per share.

See "Grants of Plan Based Awards" on page 7 for additional information regarding this grant.

(8) In 2007, this amount consists of (a) Company contributions of $6,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) Company car allowance of $10,800 and (c) Company-paid club membership dues of $10,915. In 2006, this amount consists of (a) Company car allowance of $9,900, (b) Company-paid club membership dues of $5,400 and (c) fees for attending board meetings of the Company and its subsidiaries totaling $6,600.

(9) In 2007, this amount consists of (a) Company contributions of $6,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) life insurance premiums of $233, (c) Company car allowance of $10,080 and (d) Company-paid club membership dues of $25,162. In 2006, this amount consists of (a) Company contributions of $12,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) Company car allowance of $13,200, (c) Company-paid club membership dues of $10,584, (d) estimated value of the use of Company-owned season tickets of $520, (e) life insurance premiums of $218 and (f) fees for attending board meetings of the Company totaling $900.

(10) This amount consists of (a) Company contributions of $12,600 to his account in the Company's tax qualified 401(k) Savings Plan, (b) Company car allowance and estimated value of Company-paid gas totaling $10,900, (c) Company-paid club membership dues of $19,440, (d) estimated value of the use of Company-owned season tickets of $1,200 and (e) life insurance premiums of $3,648.

Grants of Plan-Based Awards

The following table contains information concerning awards of restricted stock units (RSUs) and performance units made to each of the named executive officers during fiscal year 2007. In February 2007, the Company repriced unexercised options that were held by named executive officers of the Company and with respect to which the Company used an incorrect measurement date for accounting purposes. The Company only repriced those options where the resulting strike price was higher than the original strike price. For further discussion, see the "Compensation Discussion and Analysis" section commencing on page 26.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	
Parker S. Kennedy	4/26/2007	4/26/2007(1)							2,838	$ 64,990
	3/5/2007	1/9/2007(2)				—	29,637	—		$1,412,499
	3/5/2007	1/9/2007(3)				—	15,736	—		$ 749,978
	3/31/2007	3/20/2007(4)	—	—	1,825,000					
Frank V. McMahon	4/26/2007	4/26/2007(1)							2,838	$ 64,990
	3/5/2007	1/9/2007(2)				—	18,359	—		$ 874,990
	3/5/2007	1/9/2007(3)				—	14,687	—		$ 699,982
	3/31/2007	3/20/2007(4)	—	—	1,750,000					
Dennis J. Gilmore	3/5/2007	1/9/2007(2)				—	17,310	—		$ 824,995
	3/5/2007	1/9/2007(3)				—	13,638	—		$ 649,987
	3/31/2007	3/20/2007(4)	—	—	1,650,000					
Barry M. Sando	3/5/2007	1/9/2007(2)				—	4,196	—		$ 199,981
	3/5/2007	1/9/2007(3)				—	11,015	—		$ 524,975
	3/31/2007	3/20/2007(4)	—	—	1,600,000					
Curt G. Johnson	3/5/2007	1/9/2007(2)				—	5,035	—		$ 239,968
	3/5/2007	1/9/2007(3)				—	11,540	—		$ 549,996
	3/31/2007	3/20/2007(4)	—	—	1,920,000					

(1) Grant represents RSUs that convert to full-value shares of First Advantage Corporation Class A common stock, granted for service as a director of First Advantage. These awards vest over a three-year period commencing on the first anniversary date of grant. Mr. Kennedy and Mr. McMahon have agreed to remit to the Company any after-tax benefit they receive as a result of this award.

(2) Grants represent the portion of the 2006 annual bonus, paid in 2007, in the form of RSUs, referred to as "Bonus RSUs". Vesting of Bonus RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and was not payable unless, as was the case, the net income of the Company for 2007 was at least $50 million, excluding (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses ("Extraordinary Items").

(3) Grants represent Long-Term Incentive RSUs which were issued to the named executive officers in an amount roughly equal to their base pay. Vesting of Long-Term Incentive RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant, and was not payable unless, as was the case, the net income of the Company for 2007 was at least $50 million, excluding Extraordinary Items.

(4) Awards represent the maximum amount payable with respect to performance units awarded under the Company's incentive compensation plan for 2007. None of the awards were payable unless, as was the case, the net income of the Company for 2007 was at least $100 million, excluding Extraordinary Items. The performance units converted to cash after the Compensation Committee determined that the performance target had been met. The Compensation Committee has the discretion to reduce the amount of the performance units, and, for 2007, it exercised this discretion. These performance units were awarded to permit the Company to deduct, for tax purposes, the entire amount of bonuses paid to named executive officers. See "Compensation Discussion and Analysis–Annual Incentives" commencing on page 28. The amounts identified in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2007 are the actual amounts paid under the plan.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding equity awards of the Company and (in the table below on page 10) its publicly traded subsidiary, First Advantage Corporation, held by the named executive officers as of December 31, 2007.

The First American Corporation

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date (1)**	**Number of Shares or Units of Stock That Have Not Vested (2) (#)**	**Market Value of Shares or Units of Stock That Have Not Vested (3) ($)**
Parker S. Kennedy	30,000		29.54	4/23/2008		
	40,000		13.13	2/24/2010		
	40,000		30.80	12/14/2010		
	40,000		18.08	12/13/2011		
	64,000	16,000	22.85	2/27/2013		
	48,000	32,000	30.56	2/26/2014		
	32,000	48,000	36.55	2/28/2015		
	32,000	48,000	47.49	12/8/2015		
					46,033(4)	1,570,646
Frank V. McMahon	60,000	240,000	39.16	3/31/2016	27,535(5)	939,494
					33,518(4)	1,143,634
Dennis J. Gilmore	20,000		30.80	12/14/2010		
	8,000		19.20	12/13/2011		
	6,000		19.10	7/23/2012		
	40,000	10,000	22.85	2/27/2013		
	30,000	20,000	30.56	2/26/2014		
	24,000	36,000	36.55	2/28/2015		
	24,000	36,000	47.49	12/8/2015		
					31,393(4)	1,071,129
Curt G. Johnson	2,000		19.10	7/23/2012		
	2,500	2,500	26.35	3/12/2013		
	10,000	2,500	26.35	4/1/2013		
	2,000	8,000	46.48	1/13/2016		
					16,810(4)	573,557
Barry M. Sando	4,000		30.80	12/14/2010		
	20,000		19.20	12/13/2011		
	10,000		19.10	7/23/2012		
	40,000	10,000	22.85	2/27/2013		
	30,000	20,000	30.56	2/26/2014		
	20,000	30,000	36.55	2/28/2015		
	20,000	30,000	47.49	12/8/2015		
					15,421(4)	526,165

(1) The options disclosed in the table have a ten-year life. Options vest in 20% equal annual increments commencing on the first anniversary of the grant.

Remaining vesting dates for each grant that is not fully vested include:

Expiration Date	Remaining Vesting Dates
3/31/2016	3/31/2008, 3/31/2009, 3/31/2010, 3/31/2011
1/13/2016	1/13/2008, 1/13/2009, 1/13/2010, 1/13/2011
12/8/2015	12/8/2008, 12/8/2009, 12/8/2010
2/28/2015	2/28/2008, 2/28/2009, 2/28/2010
2/26/2014	2/26/2008, 2/26/2009
4/1/2013	4/1/2008
3/12/2013	3/12/2008
2/27/2013	2/27/2008

(2) Restricted stock units vest in 20% equal annual increments commencing on the first anniversary of the grant.

(3) Represents the in-the-money value of unvested equity based on a stock price of $34.12 as of December 31, 2007.

(4) Remaining vesting dates include: 3/05/2008, 3/05/2009, 3/05/2010, 3/05/2011, 3/05/2012.

(5) Remaining vesting dates include: 3/31/2008, 3/31/2009, 3/31/2010, 3/31/2011.

First Advantage Corporation

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (2) ($)
Parker S. Kennedy	5,000		20.58	6/19/2013		
	2,500		20.90	6/21/2014		
	1,667	833	27.93	9/13/2015		
	835	1,665	25.13	5/11/2016		
					2,838(3)	46,742
Frank V. McMahon	1,670	3,330	24.13	4/3/2016		
	835	1,665	25.13	5/11/2016		
					2,838(3)	46,742

(1) Stock options vest cumulatively in three installments commencing on the first anniversary of the grant. The first and second year vesting installments are 33.3%. The third year installment is at 33.4%.

Remaining vesting dates for each grant include:

Option Expiration Date	Remaining Vesting Dates
5/11/2016	5/11/2008, 5/11/2009
4/3/2016	4/3/2008, 4/3/2009
9/13/2015	9/13/2008

(2) Represents the in-the-money value of unvested equity based on a stock price of $16.47 as of December 31, 2007.

(3) Restricted stock units vest cumulatively in three installments commencing on the first anniversary of the grant. The first and second year vesting installments are 33.3%. The third year installment is at 33.4%. Remaining vesting dates for each restricted stock unit award that is not fully vested include: 4/26/2008, 4/26/2009, 4/26/2010.

Option Exercises and Stock Vested

The following table sets forth information concerning value realized by each of the named executive officers upon exercise of stock options and vesting of stock during 2007.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized Upon Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)
Parker S. Kennedy	0	0	0	0
Frank V. McMahon	0	0	6,813	344,982
Dennis J. Gilmore	22,500	385,311	0	0
Barry M. Sando	0	0	0	0
Curt G. Johnson	6,692	167,747	0	0

Pension Benefits

The following table shows the actuarial present value of the accumulated retirement benefits payable upon normal retirement age to each of the named executive officers, computed as of December 31, 2007. The amounts disclosed are based upon benefits provided to the named executive officers under the tax-qualified First American Pension Plan ("Pension Plan"), the First American Pension Restoration Plan ("Pension Restoration Plan") and the First American Executive Supplemental Benefit Plan ("Executive Supplemental Benefit Plan").

Name	Plan Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefits (2)(3) ($)	Payments During Last Fiscal Year ($)
Parker S. Kennedy(4)	Pension Plan	30.7	355,042	
	Pension Restoration Plan	30.7	244,174	
	Executive Supplemental Benefit Plan	30.7	8,884,603	
Frank V. McMahon	Executive Supplemental Benefit Plan	1.8	453,609	
Dennis J. Gilmore	Pension Plan	14.6	64,569	
	Pension Restoration Plan	14.6	39,504	
	Executive Supplemental Benefit Plan	14.6	2,221,376	
Barry M. Sando	Pension Plan	15.1	63,940	
	Pension Restoration Plan	15.1	37,629	
	Executive Supplemental Benefit Plan	16.1	1,723,774	
Curt G. Johnson	Pension Plan	11.9	63,131	
	Pension Restoration Plan	11.9	23,183	
	Executive Supplemental Benefit Plan	11.9	2,278,304	

(1) Credited years of service for the Executive Supplemental Benefit Plan is the time between the beginning of the month after hire date and December 31, 2007, and does not affect the benefit to the executive after minimum service requirements are met. Credited years of service for both the Pension Plan and Pension Restoration Plan is the time between the participant's deemed participation date under the plan and December 31, 2007.

(2) For the Pension Plan and the Pension Restoration Plan benefits: Benefits accrue from hire date through age 65. The following assumptions were used for calculating present values: interest rate of 6.30%, pre- and post retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity, spouse is assumed to be three years younger than participant.

For the Executive Supplemental Benefit Plan eligibility: Eligibility requires 10 years of service and 5 years of participation in the plan with the benefit dependent on age at retirement between 55 and 62, rather than credited years of service. The following assumptions were used for calculating present values: interest rate of 6.30%, pre- and post retirement mortality per RP2000 mortality tables for males and females, benefit is payable as a 50% joint and survivor annuity, spouse is assumed to be the same age as participant.

(3) The present values under the Executive Supplemental Benefit Plan for Mr. Kennedy were calculated using a retirement age of 60 because he was vested on November 1, 2007, the effective date of the plan amendment, and as a result is entitled to receive the higher of the benefit as calculated under the amended plan at Normal Retirement or what he would have otherwise received had he retired on October 31, 2007.

(4) Mr. Kennedy is eligible for early retirement due to service requirements and age as described further below.

(1) Pension Plan

Subject to certain conditions of age and tenure, all regular employees of the Company and participating subsidiaries were eligible to join the Pension Plan until December 31, 2001. No employees have been eligible to join the Pension Plan after that date. In order to participate, during plan years ending on or prior to December 31, 1994, an employee was required to contribute 1 1/2% of pay (*i.e.*, base salary plus cash bonuses, commissions and other pay) to the plan. As a result of amendments that were adopted in 1994, during plan years commencing after December 31, 1994, an employee was not required to contribute to the plan in order to participate.

A participant generally vests in his accrued benefit attributable to the Company's contributions upon the completion of three years of service or, if earlier, employment through normal retirement age.

Normal retirement age is defined under the Pension Plan as the later of the employee's attainment of age 65 or his third anniversary of participation in the plan. Upon retirement at normal retirement age, an employee receives full monthly benefits which are equal, when calculated as a life annuity: (1) for years of credited service with the Company and its subsidiaries as of December 31, 1994, to 1% of the first $1,000 and 1 1/4% of remaining final average pay (*i.e.*, the average of the monthly "pay," as defined above, during the five highest paid consecutive calendar years out of the last 10 years prior to retirement) times the number of years of credited service as of December 31, 1994; and (2) for years of credited service with the Company and its subsidiaries after December 31, 1994, to 3/4% of the first $1,000 and 1% of the remaining final average pay times the number of years of credited service subsequent to December 31, 1994.

Effective December 31, 2000, the Pension Plan was amended to exclude from the calculation of benefits (i) any pay earned after December 31, 2001, and (ii) any service earned after December 31, 2005. Effective December 31, 2002, the Pension Plan was amended to reduce the rate at which future benefits accrue for participants who had not yet attained age 50 by spreading the accrual of the benefit that would have accrued during 2003 to 2005 over extended periods ranging from 5 to 20 years, depending on the participant's age as of December 31, 2002. The Pension Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

An employee with at least three years of participation in the plan may elect to retire after attaining age 55, but prior to age 65, and receive reduced benefits. Benefits are reduced 1/180th by each of the first 60 months and by 1/360th for each of any additional months by which the date benefits begin precedes the participant's normal retirement date. Benefit payment options include various annuity options, a form of benefit that is reduced prior to the participant's commencement of Social Security benefits, and a lump-sum in the case of certain terminations prior to age 55 and upon disability.

Federal tax law limits the maximum amount of pay that may be considered in determining benefits under the Pension Plan. The limit on pay that could be recognized by tax-qualified retirement plans was $200,000 in 1989. This amount was adjusted for inflation for each year through 1993, when the limit was $235,840. In 1993, this limit was decreased to $150,000 for plan years beginning in 1994. The $150,000 limit has been adjusted for inflation and was increased to $160,000 as of January 1, 1997, and to $170,000 as of January 1, 2000. The highest final average pay that could be considered in determining benefits accruing under the Pension Plan before 1994 is $219,224, and since the plan does not consider pay earned after December 31, 2001, the highest final average pay that can be considered in determining benefits accruing after 1993 is $164,000.

(2) Pension Restoration Plan

During 1996, the Company adopted the Pension Restoration Plan. This plan is an unfunded, non-qualified plan designed to make up for the benefit accruals that are restricted by the indexed $150,000 pay limit. However, in order to limit its expense, the Pension Restoration Plan does not make up for benefit accruals on compensation exceeding $275,000. The Pension Restoration Plan also makes up for benefits that cannot be paid from the Company's Pension Plan because of limitations imposed by the federal tax laws. Vesting of benefits payable to an employee under the Company's Pension Restoration Plan occurs at the same time that vesting occurs for that employee in his or her Pension Plan benefits. The Pension Restoration Plan is effective as of January 1, 1994, but only covers selected Pension Plan participants who were employees on that date. As noted above, January 1, 1994, is the date as of which the pay limit for the Pension Plan was reduced from $235,840 to $150,000. The Pension Restoration Plan excludes pay earned after December 31, 2001, as does the Pension Plan. The Pension Restoration Plan was amended in February 2008 to eliminate benefit accruals for service after April 30, 2008.

Payment of benefits under the Pension Restoration Plan generally commences at the time payments commence under the Pension Plan. Subject to any applicable laws and the approval of the Compensation Committee, benefit options under the Pension Restoration Plan are generally similar to those available under the Pension Plan. The factors for early retirement are the same as those under the Pension Plan.

(3) Executive Supplemental Benefit Plan Description

The Executive Supplemental Benefit Plan provides retirement benefits for, and pre-retirement death benefits with respect to, certain key management personnel. The plan was originally adopted in 1985 and has been amended a number of times since then, including, most recently, in October 2007. Under the plan, as originally adopted, upon retirement at normal retirement date (the later of age 65 or completion of 10 years of service) the participant received a joint life and 50% survivor annuity benefit equal to 35% of "final average compensation." "Final average compensation" was determined for those three calendar years out of the last 10 years of employment preceding retirement in which final average compensation is the highest. Final average compensation includes base salary and commissions, cash bonuses and stock bonuses that are granted to compensate for past services (such as Bonus RSUs, as described below).

Under the original plan, the benefit was reduced by 5% for each year prior to normal retirement date in which retirement occurs and, until age 70, increased by 5% (compounded in order to approximate the annuitized value of the benefit had retirement occurred at age 65) for each year after such date in which retirement occurs. With respect to such postponed retirement, the plan took into account covered compensation received until age 70, so that the retirement benefit of an executive who retires after normal retirement date is determined as the greater of the annuitized benefit or the benefit calculated using final average compensation until age 70.

To be eligible to receive benefits under the plan, a participant must be at least age 55, have been an employee of the Company, or an employee of one of the Company's subsidiaries, for at least 10 years and covered by the plan for at least five years. A pre-retirement death benefit is provided consisting of 10 annual payments, each of which equals 50% of final average compensation. The Board can, in its discretion, pay the participant or beneficiary in an actuarial equivalent lump-sum or other form of benefit. In the event of a "change-in-control" (as defined in the plan) of the Company, a participant who retires after the change-in-control shall receive the same benefits as if he were retiring upon the attainment of normal retirement date.

The Executive Supplemental Benefit Plan was amended in September 2005 to provide that participants who thereafter engage in competition with the Company, either during their employment with or following their departure from the Company, forfeit their right to receive any vested benefits under the plan. Competition is defined to include involvement with a competing business, the misappropriation, sale, use or disclosure of the Company's trade secrets, confidential or proprietary information and solicitation of Company employees or customers.

To reduce the costs of the plan to the Company, the plan was further amended in October 2007. Among other changes, this amendment reduced the normal retirement date to the later of age 62, the date on which the participant completes 10 years of service with the Company and the date on which the participant was covered, in combination, by the plan or the Company's Management Supplemental Benefit Plan; changed the period over which "final average compensation" is determined to the five calendar years preceding retirement; reduced the maximum benefit payable to a joint life and 50% survivor annuity benefit equal to 30% of "final average compensation"; eliminated any increased benefit for postponed retirement beyond the normal retirement date; and provided for accelerated vesting only upon a change-in-control that is not approved by the Company's incumbent Board of Directors. The benefit is reduced by 5.952% for each year prior to age 62 in which retirement actually occurs. Participants who were vested as of the effective date of the amendment, November 1, 2007, are entitled to receive the higher of the benefit as calculated under the amended plan and the benefit to which the participant would have been entitled had he retired on October 31, 2007.

As of December 31, 2007, 43 employees, including Messrs. Kennedy, McMahon, Gilmore, Sando and Johnson have been selected to participate in the plan. The plan is unfunded and unsecured. The Company has previously purchased insurance, of which the Company is the owner and beneficiary, on the lives of certain plan participants. This insurance is designed to offset, over the life of the plan, a portion of the Company's costs incurred with respect to the plan.

Deferred Compensation Plan

As reflected in the following table, certain of the Company's named executive officers have elected to participate in the Company's nonqualified deferred compensation plan (the "Deferred Compensation Plan"):

Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions in Last FY (2) ($)	Aggregate Earnings in Last FY (3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (4) ($)
Parker S. Kennedy	0	0	0	0	0
Frank V. McMahon	130,000	0	3,387	0	207,516
Dennis J. Gilmore	150,000		53,640	0	772,715
Barry M. Sando	22,600	0	38,453	0	440,547
Curt G. Johnson	77,073	0	35,805	0	488,887

(1) The entire amount of contributions are reported in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan column for 2007.

(2) The Company does not make contributions to the Deferred Compensation Plan.

(3) Represents earnings on participant selected investment options. None of the amounts are reflected in the Summary Compensation Table as the return on deferred amounts are calculated in a similar manner and at a similar rate as earnings on externally managed mutual funds.

(4) Includes contributions reported in prior years' summary compensation tables (or equivalent), where applicable, including $70,000 for Mr. McMahon in 2006; $150,000, $300,000, $50,000, and $50,000 for Mr. Gilmore in 2006, 2005, 2004 and 2003, respectively, and $34,050 and $33,600 for Mr. Sando in 2006 and 2003, respectively.

The Company's Deferred Compensation Plan offers to a select group of management and highly compensated employees the opportunity to elect to defer portions of their base salary, commissions and cash bonuses. A committee appointed by the Board of Directors is responsible for administering the plan. The Company maintains a deferral account for each participating employee on a fully vested basis for all deferrals. Participants can choose to have their cash benefits paid in one lump-sum or in quarterly payments upon termination of employment or death. Subject to the terms and conditions of the plan, participants also may elect scheduled and nonscheduled in-service withdrawals of compensation deferred prior to January 1, 2005, and the earnings and losses attributable thereto. Withdrawals of compensation deferred after December 31, 2004, and the earnings and losses attributable thereto must be scheduled by the participant at the time the participant elects to defer such compensation.

Participants allocate their deferrals among a variety of investment crediting options offered under the plan. The investment crediting rates are based upon the rates of return available under certain separate accounts offered through variable insurance products.

For all participants who joined the Deferred Compensation Plan prior to December 31, 2001, the plan provides a pre-retirement life insurance benefit equal to the lesser of 15 times the amount deferred in the participant's first year of participation or $2 million. The life insurance benefit is reduced beginning at age 61 by 20% per year. Participants who join the plan after December 31, 2001 are not eligible for this insurance benefit. The Company pays a portion of the cost of such life insurance benefits. The plan is unfunded and unsecured.

Potential Payments upon Termination or Change-in-Control

The following tables describe payments and other benefits that would be provided to the Company's named executive officers under the specified circumstances upon a change-in-control of the Company or their termination. For further discussion, see "Change-in-Control Agreements" in the "Compensation Discussion and Analysis" section which follows the tables, commencing on page 26, and see "Executive Supplemental Benefit Plan Description" above on page 13.

Parker S. Kennedy

Executive Payments and Benefits upon Termination	Voluntary Termination (1)	Involuntary Termination: For Cause	Involuntary Termination: Without Cause/ Good Reason	Change-in-Control: Without Termination (15)	Change-in-Control: With Termination for Good Reason/ without Cause	Death	Disability
Compensation:							
Severance	$ 0	$ 0	$ 0	$ 0	$ 9,450,000(2)	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 0	$ 2,400,000(3)	$ 0	$ 0
Performance Units	$ 0	$ 0	$ 0	$1,825,000	$ 1,825,000	$ 0	$ 0
Long-term Incentives							
- Accelerated Vesting of Stock Options (4)(5)	$ 0	$ 0	$ 0	$ 294,240	$ 294,240	$ 294,240	$ 294,240
- Vested Stock Options (4)(6)	$ 2,643,560	$ 0	$ 2,643,560	$2,643,560	$ 2,643,560	$ 2,643,560	$ 2,643,560
- Accelerated vesting of RS/RSUs (4)	$ 0	$ 0	$ 1,570,646	$1,570,646	$ 1,570,646	$ 1,570,646	$ 1,570,646
Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Director Compensation from Subsidiary Organizations							
- FADV - Accelerated Vesting of Stock Options (7)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- FADV - Vested Stock Options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- FADV - Accelerated Vesting of RS/ RSUs (7)	$ 0	$ 0	$ 0	$ 46,742	$ 46,742	$ 46,742	$ 0
Benefits & Perquisites:							
Vested Pension Plan	$ 402,131	$402,131	$ 402,131	$ 0	$ 402,131	$ 203,499(8)	$ 402,131
Vested Pension Restoration Plan	$ 276,558	$276,558	$ 276,558	$ 0	$ 276,558	$ 139,952(8)	$ 276,558
Enhanced Executive Supplemental Benefit Plan (9)	$ 0	$ 0	$ 0	$ 0(10)	$ 2,961,528(10)	$ 1,036,987(12)	$ 0
Vested Executive Supplemental Benefit Plan	$ 8,884,603(11)	$ 0	$ 8,884,603(11)	$ 0	$ 8,884,603(11)	$ 8,884,603(11)	$ 8,884,603(11)
Benefit Continuation (13)	$ 0	$ 0	$ 0	$ 0	$ 105,838	$ 0	$ 0
Vacation Entitlement	$ 72,115	$ 72,115	$ 72,115	$ 0	$ 72,115	$ 72,115	$ 72,115
280G Tax Gross-up	N/A	N/A	N/A	$ 0	$ 7,309,125(14)	N/A	N/A
Total	**$12,278,967**	**$750,805**	**$13,849,613**	**$6,380,188**	**$38,242,086**	**$14,892,344**	**$14,143,853**

(1) Voluntary termination would qualify as early retirement under the Executive Supplemental Benefit Plan. Under the plan, early retirement is defined as retirement at age 55 and satisfaction of the vesting requirement.

(2) Represents three times the executive's base salary in effect immediately prior to the date of termination and three times the greater of the executive's highest annual incentive bonus during the preceding four fiscal

years, or the executive's anticipated bonus for the remainder of the year. Because the 2007 bonus was presumed to be indeterminate as of December 31, 2007, it was not included in this estimate.

(3) Represents the pro rata portion of the executive's annual bonus (the applicable agreement provides for the payment of the greater of the highest bonus over last four fiscal years or the anticipated bonus for the year of the date of termination).

(4) Represents the intrinsic value of stock options and RSUs based on the Company's closing stock price on December 31, 2007, of $34.12.

(5) The 1996 Stock Option Plan and related agreement provide for acceleration of unvested options in the event of a change-in-control of the Company, death or disability.

(6) Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.

(7) Per First Advantage Corporation's Incentive Compensation Plan, options and RSUs accelerate in the event of a change-in-control of First Advantage Corporation. Mr. Kennedy has agreed to remit to the Company any after-tax benefit he receives as a result of accelerated vesting.

(8) Represents the lump-sum present value equal to one half of accrued benefit, converted to qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant's current age or age 55.

(9) "Enhanced Executive Supplemental Benefit Plan" refers to any payments which accrue to the participant in addition to his current vested benefit amount under the various scenarios for the Executive Supplemental Benefit Plan.

(10) Upon a change-in-control of the Company the executive becomes 100% vested in the benefit in an amount equal to the amount the executive would have been entitled to receive had he attained his normal retirement date, and a joint and survivor annuity. Represents the enhanced present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(11) Represents the present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(12) Enhanced benefit as calculated based on a 10 year certain payments at a 6.30% discount rate equal to 50% of participant's final average compensation.

(13) Represents cash payment to the executive to cover cost to purchase benefits, including gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $964.48 per month will increase 10% in 2009.

(14) Under the applicable agreement, if payments are subject to excise taxes imposed under Internal Revenue Code Section 4999 the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Section 280G:

- Equity valued at the Company's closing stock price on December 31, 2007, of $34.12, less option exercise prices.
- Parachute payments for time vesting stock options, restricted stock and RSUs were valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
- Calculations assume a portion of 2007 bonus is reasonable compensation for services rendered prior to the change-in-control.

(15) Should the executive voluntarily terminate employment during the "window period" (the 30 days following the first anniversary of the change-in-control) severance equals two times the executive's base salary in effect immediately prior to the date of termination and two times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year.

If payments are subject to excise taxes imposed under Internal Revenue Code Section 4999, the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied.

Frank V. McMahon

Executive Payments and Benefits upon Termination	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Without Cause/ Good Reason	Change-in-Control: Without Termination (12)	Change-in-Control: With Termination for Good Reason/ without Cause	Death	Disability
Compensation:							
Severance	$ 0	$ 0	$5,687,500(1)	$ 0	$ 7,350,000(2)	$ 0	$ 0
Bonus	$ 0	$ 0	N/A	$ 0	$ 1,750,000(3)	$ 0	$ 0
Performance Units	$ 0	$ 0	$ 0	$ 800,000	$ 800,000	$ 0	$ 0
Long-term Incentives							
- Accelerated Vesting of Stock Options (4)(5)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- Vested Stock Options (4)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- Accelerated vesting of RS/RSUs (4)	$ 0	$ 0	$2,083,128	$2,083,128	$ 2,083,128	$1,143,634	$1,143,634
Director Compensation from Subsidiary Organizations							
- FADV - Accelerated Vesting of Stock Options (6)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- FADV - Vested Stock Options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
- FADV - Accelerated Vesting of RS/RSUs (6)	$ 0	$ 0	$ 0	$ 46,742	$ 46,742	$ 46,742	$ 0
Deferred Compensation Plan	$207,516	$207,516	$ 207,516	$ 0	$ 207,516	$ 207,516	$ 207,516
Benefits & Perquisites:							
Vested Pension Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Vested Pension Restoration Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Enhanced Executive Supplemental Benefit Plan (7)	$ 0	$ 0	$ 0	$ 0(8)	$ 7,318,372(9)	$6,608,805(10)	$2,402,010(11)
Vested Executive Supplemental Benefit Plan	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Benefit Continuation (13)	$ 0	$ 0	$ 0	$ 0	$ 87,329	$ 0	$ 0
Vacation Entitlement	$ 40,385	$ 40,385	$ 40,385	$ 0	$ 40,385	$ 40,385	$ 40,385
280G Tax Gross-up (14)	N/A	N/A	N/A	$2,257,416	$ 8,498,192	N/A	N/A
Total	**$247,900**	**$247,900**	**$8,018,529**	**$5,187,286**	**$28,181,663**	**$8,047,081**	**$3,793,544**

(1) Per his employment agreement, Mr. McMahon is entitled to minimum cash compensation (equal to $1,750,000 per year) until March 31, 2011.

(2) Represents three times the executive's base salary in effect immediately prior to the date of termination and three times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year. Because the 2007 bonus was presumed to be indeterminate as of December 31, 2007, it was not included in this estimate.

(3) Represents the pro rata portion of the executive's annual bonus (the applicable agreement provides for the payment of the greater of the highest bonus over last four fiscal years or the anticipated bonus for the year of the date of termination).

(4) Represents the intrinsic value of stock options and RSUs based on the Company's closing stock price on December 31, 2007, of $34.12.

(5) Mr. McMahon's employment agreement and option award provide for acceleration of unvested options in the event of termination without cause upon a change-in-control.

(6) Per First Advantage Corporation's Incentive Compensation Plan, options and RSUs accelerate in the event of a change-in-control of First Advantage Corporation. Mr. McMahon has agreed to remit to the Company any after-tax benefit he receives as a result of accelerated vesting.

(7) "Enhanced Executive Supplemental Benefit Plan" refers to any payments which accrue to the participant under the various scenarios for the Executive Supplemental Benefit Plan.

(8) Upon a change-in-control of the Company the executive becomes 100% vested in the benefit in an amount equal to the amount the executive would have been entitled to receive had he attained his normal retirement date, and a joint and survivor annuity.

(9) Represents the enhanced present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(10) Represents the present value of 10 year certain payments at a 6.30% discount rate, equal to 50% of participant's final average compensation.

(11) Represents the present value of benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.

(12) Should the executive voluntarily terminate employment during the "window period" (the 30 days following the first anniversary of the change-in-control) severance equals two times the executive's base salary in effect immediately prior to the date of termination and two times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year.

If payments are subject to excise taxes imposed under Internal Revenue Code Section 4999, the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied.

(13) Represents cash payment to the executive to cover cost to purchase benefits, including gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,434.35 per month will increase 10% in 2009.

(14) Under the applicable agreement, if payments are subject to excise taxes imposed under Internal Revenue Code Section 4999 the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Section 280G:

- Equity valued at the Company's closing stock price on December 31, 2007, of $34.12, less option exercise prices.
- Parachute payments for time vesting stock options, restricted stock and RSUs were valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
- Calculations assume a portion of 2007 bonus is reasonable compensation for services rendered prior to the change-in-control.

Dennis J. Gilmore

Executive Payments and Benefits upon Termination	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Without Cause/ Good Reason	Change-in-Control: Without Termination (14)	Change-in-Control: With Termination for Good Reason/ without Cause	Death	Disability
Compensation:							
Severance	$ 0	$ 0	$ 0	$ 0	$ 8,055,000(1)	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 0	$ 2,035,000(2)	$ 0	$ 0
Performance Units	$ 0	$ 0	$ 0	$ 750,000	$ 750,000	$ 0	$ 0
Long-term Incentives							
- Accelerated Vesting of Stock Options (3,4)	$ 0	$ 0	$ 0	$ 183,900	$ 183,900	$ 183,900	$ 183,900
- Vested Stock Options (3,5)	$ 833,480	$ 0	$ 833,480	$ 833,480	$ 833,480	$ 833,480	$ 833,480
- Accelerated vesting of RS/RSUs (3)	$ 0	$ 0	$1,071,129	$1,071,129	$ 1,071,129	$ 1,071,129	$1,071,129
Deferred Compensation Plan	$ 772,715	$772,715	$ 772,715	$ 0	$ 772,715	$ 847,715	$ 772,715
Benefits & Perquisites:							
Vested Pension Plan	$ 64,569	$ 64,569	$ 64,569	$ 0	$ 64,569	$ 40,841(6)	$ 64,569
Vested Pension Restoration Plan	$ 39,504	$ 39,504	$ 39,504	$ 0	$ 39,504	$ 24,987(6)	$ 39,504
Enhanced Executive Supplemental Benefit Plan (7)	$ 0	$ 0	$ 0	$ 0(8)	$ 8,155,616(9)	$ 7,428,828(10)	$3,091,453(11)
Vested Executive Supplemental Benefit Plan	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Benefit Continuation (12)	$ 0	$ 0	$ 0	$ 0	$ 90,928	$ 0	$ 0
Vacation Entitlement	$ 62,500	$ 62,500	$ 62,500	$ 0	$ 62,500	$ 62,500	$ 62,500
280G Tax Gross-up	N/A	N/A	N/A	$ 0	$ 8,996,268(13)	N/A	N/A
Total	**$1,772,767**	**$939,287**	**$2,843,897**	**$2,838,509**	**$31,110,609**	**$10,493,380**	**$6,119,250**

(1) Represents three times the executive's base salary in effect immediately prior to the date of termination and three times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year. Because the 2007 bonus was presumed to be indeterminate as of December 31, 2007, it was not included in this estimate.

(2) Represents the pro rata portion of the executive's annual bonus (the applicable agreement provides for the payment of the greater of the highest bonus over last four fiscal years or the anticipated bonus for the year of the date of termination).

(3) Represents the intrinsic value of stock options and RSUs based on the Company's closing stock price on December 31, 2007, of $34.12.

(4) The 1996 Stock Option Plan and related agreement provide for acceleration of unvested options in the event of a change-in-control of the Company, death or disability.

(5) Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.

(6) Represents the lump-sum present value equal to one half of accrued benefit, converted to qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant's current age or age 55.

(7) "Enhanced Executive Supplemental Benefit Plan" refers to any payments which accrue to the participant under the various scenarios for the Executive Supplemental Benefit Plan.

(8) Upon a change-in-control of the Company the executive becomes 100% vested in the benefit in an amount equal to the amount the executive would have been entitled to receive had he attained his normal retirement date, and a joint and survivor annuity.

(9) Represents the enhanced present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(10) Represents the present value of 10 year certain payments at a 6.30% discount rate, equal to 50% of participant's final average compensation.

(11) Represents the present value of benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.

(12) Represents cash payment to the executive to cover cost to purchase benefits, including gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,434.35 per month will increase 10% in 2009.

(13) Under the applicable agreement, if payments are subject to excise taxes imposed under Internal Revenue Code Section 4999 the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Section 280G:

- Equity valued at the Company's closing stock price on December 31, 2007, of $34.12, less option exercise prices.
- Parachute payments for time vesting stock options, restricted stock and RSUs were valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
- Calculations assume a portion of 2007 bonus is reasonable compensation for services rendered prior to the change-in-control.

(14) Should the executive voluntarily terminate employment during the "window period" (the 30 days following the first anniversary of the change-in-control) severance equals two times the executive's base salary in effect immediately prior to the date of termination and two times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year.

If payments are subject to excise taxes imposed under Internal Revenue Code Section 4999, the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied.

Barry M. Sando

Executive Payments and Benefits upon Termination	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Without Cause/ Good Reason	Change-in-Control: Without Termination (14)	Change-in-Control: With Termination for Good Reason/ without Cause	Death	Disability
Compensation:							
Severance	$ 0	$ 0	$ 0	$ 0	$ 5,670,000(1)	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 0	$ 1,365,000(2)	$ 0	$ 0
Performance Units	$ 0	$ 0	$ 0	$ 540,000	$ 540,000	$ 0	$ 0
Long-term Incentives							
- Accelerated Vesting of Stock Options (3)(4)	$ 0	$ 0	$ 0	$ 183,900	$ 183,900	$ 183,900	$ 183,900
- Vested Stock Options (3)(5)	$1,019,480	$ 0	$1,019,480	$1,019,480	$ 1,019,480	$1,019,480	$1,019,480
- Accelerated vesting of RS/RSUs (3)	$ 0	$ 0	$ 526,165(6)	$ 526,165	$ 526,165	$ 526,165	$ 526,165
Deferred Compensation Plan	$ 440,547	$440,547	$ 440,547	$ 0	$ 440,547	$1,895,547	$ 440,547
Benefits & Perquisites:							
Vested Pension Plan	$ 63,940	$ 63,940	$ 63,940	$ 0	$ 63,940	$ 40,725(6)	$ 63,940
Vested Pension Restoration Plan	$ 37,629	$ 37,629	$ 37,629	$ 0	$ 37,629	$ 23,967(6)	$ 37,629
Enhanced Executive Supplemental Benefit Plan (7)	$ 0	$ 0	$ 0	$ 0(8)	$ 6,884,254(9)	$6,216,778(10)	$2,433,745(11)
Vested Executive Supplemental Benefit Plan	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Benefit Continuation (12)	$ 0	$ 0	$ 0	$ 0	$ 79,712	$ 0	$ 0
Vacation Entitlement	$ 56,538	$ 56,538	$ 56,538	$ 0	$ 56,538	$ 56,538	$ 56,538
280G Tax Gross-up	N/A	N/A	N/A	$ 0	$ 5,713,659(13)	N/A	N/A
Total	**$1,618,135**	**$598,655**	**$2,144,300**	**$2,269,545**	**$22,580,825**	**$9,963,101**	**$4,761,945**

(1) Represents three times the executive's base salary in effect immediately prior to the date of termination and three times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year. Because the 2007 bonus was presumed to be indeterminate as of December 31, 2007, it was not included in this estimate.

(2) Represents the pro rata portion of the executive's annual bonus (the applicable agreement provides for the payment of the greater of the highest bonus over last four fiscal years or the anticipated bonus for the year of the date of termination).

(3) Represents the intrinsic value of stock options and RSUs based on the Company's closing stock price on December 31, 2007, of $34.12.

(4) The 1996 Stock Option Plan and related agreement provide for acceleration of unvested options in the event of a change-in-control of the Company, death or disability.

(5) Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.

(6) Represents the lump-sum present value equal to one half of accrued benefit, converted to qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant's current age or age 55.

(7) "Enhanced Executive Supplemental Benefit Plan" refers to any payments which accrue to the participant under the various scenarios for the Executive Supplemental Benefit Plan.

(8) Upon a change-in-control of the Company the executive becomes 100% vested in the benefit in an amount equal to the amount the executive would have been entitled to receive had he attained his normal retirement date, and a joint and survivor annuity.

(9) Represents the enhanced present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(10) Represents the present value of 10 year certain payments at a 6.30% discount rate, equal to 50% of participant's final average compensation.

(11) Represents the present value of benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.

(12) Represents cash payment to the executive to cover cost to purchase benefits, including gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,434.35 per month will increase 10% in 2009.

(13) Under the applicable agreement, if payments are subject to excise taxes imposed under Internal Revenue Code Section 4999 the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Section 280G:

- Equity valued at the Company's closing stock price on December 31, 2007, of $34.12, less option exercise prices.
- Parachute payments for time vesting stock options, restricted stock and RSUs were valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
- Calculations assume a portion of 2007 bonus is reasonable compensation for services rendered prior to the change-in-control.

(14) Should the executive voluntarily terminate employment during the "window period" (the 30 days following the first anniversary of the change-in-control) severance equals two times the executive's base salary in effect immediately prior to the date of termination and two times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year.

If payments are subject to excise taxes imposed under Internal Revenue Code Section 4999, the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied.

Curt G. Johnson

Executive Payments and Benefits upon Termination	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Without Cause/ Good Reason	Change-in-Control: Without Termination (14)	Change-in-Control: With Termination for Good Reason/ without Cause	Death	Disability
Compensation:							
Severance	$ 0	$ 0	$ 0	$ 0	$ 3,630,000(1)	$ 0	$ 0
Bonus	$ 0	$ 0	$ 0	$ 0	$ 1,265,000(2)	$ 0	$ 0
Performance Units	$ 0	$ 0	$ 0	$ 725,000	$ 725,000	$ 0	$ 0
Long-term Incentives							
- Accelerated Vesting of Stock Options (3)(4)	$ 0	$ 0	$ 0	$ 38,850	$ 38,850	$ 38,850	$ 38,850
- Vested Stock Options (3)(5)	$127,165	$ 0	$ 127,165	$ 127,165	$ 127,165	$ 127,165	$ 127,165
- Accelerated vesting of RS/RSUs (3)	$ 0	$ 0	$ 573,557	$ 573,557	$ 573,557	$ 573,557	$ 573,557
Deferred Compensation Plan	$488,887	$488,887	$ 488,887	$ 0	$ 488,887	$1,013,917	$ 488,887
Benefits & Perquisites:							
Vested Pension Plan	$ 63,131	$ 63,131	$ 63,131	$ 0	$ 63,131	$ 39,362(6)	$ 63,131
Vested Pension Restoration Plan	$ 23,183	$ 23,183	$ 23,183	$ 0	$ 23,183	$ 14,455(6)	$ 23,183
Enhanced Executive Supplemental Benefit Plan (7)	$ 0	$ 0	$ 0	$ 0(8)	$ 5,206,828(9)	$4,938,249(10)	$2,623,910(11)
Vested Executive Supplemental Benefit Plan	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Benefit Continuation (12)	$ 0	$ 0	$ 0	$ 0	$ 104,944	$ 0	$ 0
Vacation Entitlement	$ 37,887	$ 37,887	$ 37,887	$ 0	$ 37,887	$ 37,887	$ 37,887
280G Tax Gross-up	N/A	N/A	N/A	$ 0	$ 3,545,965(13)	N/A	N/A
Total	**$740,252**	**$613,087**	**$1,313,809**	**$1,464,572**	**$15,830,396**	**$6,783,441**	**$3,976,569**

(1) Represents two times the executive's base salary in effect immediately prior to the date of termination and two times the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year. Because the 2007 bonus was presumed to be indeterminate as of December 31, 2007, it was not included in this estimate.

(2) Represents the pro rata portion of the executive's annual bonus (the applicable agreement provides for the payment of the greater of the highest bonus over last four fiscal years or the anticipated bonus for the year of the date of termination).

(3) Represents the intrinsic value of stock options and RSUs based on the Company's closing stock price on December 31, 2007, of $34.12.

(4) The 1996 Stock Option Plan and related agreement provide for acceleration of unvested options in the event of a change-in-control of the Company, death or disability.

(5) Options granted under the 1996 Stock Option Plan are exercisable within: 5 days of voluntary termination or termination without cause; 90 days of retirement; and one year of death or disability.

(6) Represents the lump-sum present value equal to one half of accrued benefit, converted to qualified joint and survivor form and payable to female spouse three years younger than participant at the later of participant's current age or age 55.

(7) "Enhanced Executive Supplemental Benefit Plan" refers to any payments which accrue to the participant under the various scenarios for the Executive Supplemental Benefit Plan.

(8) Upon a change-in-control of the Company the executive becomes 100% vested in the benefit in an amount equal to the amount the executive would have been entitled to receive had he attained his normal retirement date, and a joint and survivor annuity.

(9) Represents the enhanced present value of benefit calculated using the following assumptions: RP-2000M mortality tables and a discount rate of 6.30%.

(10) Represents the present value of 10 year certain payments at a 6.30% discount rate, equal to 50% of participant's final average compensation.

(11) Represents the present value of benefit calculated using the following assumptions: RP-2000M mortality tables, a discount rate of 6.30%, and participant remains disabled until earliest retirement date at age 55.

(12) Represents cash payment to the executive to cover cost to purchase benefits, including gross-up payment to cover income taxes. Amount assumes the cost of health and welfare benefits of $1,434.35 per month will increase 10% in 2009.

(13) Under the applicable agreement, if payments are subject to excise taxes imposed under Internal Revenue Code Section 4999 the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The following assumptions were used to calculate payments under Section 280G:

- Equity valued at the Company's closing stock price on December 31, 2007, of $34.12, less option exercise prices.
- Parachute payments for time vesting stock options, restricted stock and RSUs were valued using Treasury Regulation Section 1.280G-1 Q&A 24(c).
- Calculations assume a portion of 2007 bonus is reasonable compensation for services rendered prior to the change-in-control.

(14) Should the executive voluntarily terminate employment during the "window period" (the 30 days following the first anniversary of the change-in-control) severance equals the executive's base salary in effect immediately prior to the date of termination and the greater of the executive's highest annual incentive bonus during the preceding four fiscal years, or the executive's anticipated bonus for the remainder of the year.

If payments are subject to excise taxes imposed under Internal Revenue Code Section 4999, the Company will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied.

Compensation Discussion and Analysis

I. The Company's Compensation Philosophy & Objectives

The Company's annual compensation program, which has been endorsed by the Compensation Committee of the Board of Directors (the "Committee"), is designed to enhance shareholder value by providing that a large part of executive officer compensation be related to the Company's overall performance, the performance of the business unit or function for which the executive officer is responsible, and a subjective analysis of the contribution of each individual executive officer to the Company. The Company's policy is further designed to develop and administer programs that will:

- attract and retain key executives critical to the Company's long-term vision and success;
- provide compensation levels that are competitive with others in the Company's peer group, as that peer group is identified by the Committee from time to time;
- motivate executive officers to enhance long-term shareholder value, with emphasis on growth, productivity, profitability and margins; and
- encourage the identification and implementation of best business practices.

II. Role of the Compensation Committee

A. General

During 2007, the Committee was comprised of five independent members of the Company's Board of Directors. The Committee reviews and approves the base salaries of the executive officers of the Company, and their annual bonus programs, incentive plans and executive benefit plans. It also reviews and makes recommendations to the Board of Directors regarding director compensation. The Committee, in consultation with executive compensation consultants it retains, analyzes the reasonableness of the compensation paid to the executive officers. As described in more detail below, in discharging its functions, the Committee reviews compensation data from comparable companies and from relevant surveys for comparative results against the Company's compensation level. Page 3 contains a list of the Company's executive officers.

The Committee's function is more fully described in its charter which has been approved by the Company's Board of Directors. The charter is available in the corporate governance section of the Company's Web site at *www.firstam.com.*

The Committee meets with the chief executive officer to discuss his own compensation package, but ultimately decisions regarding his package are made solely based upon the Committee's deliberations with input from its compensation consultant. Decisions regarding other executive officers are made by the Committee after considering recommendations from the chief executive officer, as well as input from the compensation consultant.

The Company's chief executive officer and, as appropriate, the general counsel and the chief financial officer, may attend the portion of the Committee's meetings where individual executive officer performance is discussed. Only Committee members are allowed to vote on decisions made regarding executive officer compensation.

B. Interaction with Compensation Consultants

In making its determinations with respect to executive officer compensation, the Committee has historically engaged the services of a compensation consultant. The Committee has retained the services of Pearl Meyer & Partners to assist with its review of the compensation package of the chief executive officer and other executive officers. In addition, Pearl Meyer & Partners has assisted the Committee with related projects, such as evaluating non-employee director pay levels, advice with respect to the design of executive compensation programs, preparation of the Company's compensation-related disclosures and related tasks.

The Committee retains Pearl Meyer & Partners directly, although in carrying out assignments, Pearl Meyer & Partners also interacts with Company management, as directed by the Committee, to the extent necessary and appropriate.

III. Compensation Structure

A. Pay Elements – Overview

The Company utilizes three main components of compensation:

- Base Salary – fixed pay that takes into account an individual's role and responsibilities, experience, expertise and individual performance.
- Annual Incentive/Bonus – variable pay that is designed to reward executive officers, taking into account individual performance, Company performance and the performance of the business unit or function for which the executive officer is responsible. The annual incentive/bonus may be paid in cash or in the form of equity awards.
- Long-Term Incentives – stock-based awards, which currently consist solely of restricted stock units (RSUs).

B. Pay Elements – Details

(1) Base Salary

Base salaries for executive officers are set with regard to the level of the position within the Company and the individual's current and sustained performance results. The base salary levels, and any increases or decreases to those levels for each executive officer, are reviewed each year by the Committee, and such adjustments are based on factors such as the overall performance of the Company, new roles and/or responsibilities assumed by the executive officer, the performance of the executive officer's business unit or area of responsibility, the executive officer's significant impact on strategic goals and length of service with the Company, among other factors. However, there is no specific weighting applied to any one factor in setting the level of base salary, and the process ultimately relies on the subjective exercise of the Committee's judgment. Although salaries generally are targeted at market median or below, based on the Company's peer group and relevant compensation survey data (discussed below), the Committee may also take into account historical compensation, potential as a key contributor and special recruiting situations.

Other than in the case of new hires, base salaries for executive officers are generally set by the Committee shortly before or after the end of the year. Except for Mr. McMahon, the Company's vice chairman and, until April 10, 2008, the Company's chief financial officer, none of the named executive officers have employment agreements specifying their base salaries. Mr. McMahon's employment agreement provided that his base salary for 2006 would be $550,000 and that his minimum base salary for 2007 would be $600,000.

With respect to 2008 base salaries, management and the Committee initially concluded that, in light of the difficult economic environment confronted by the Company in 2007 and the equally uncertain economy in 2008, it was most appropriate to make no adjustments to base salaries for the named executive officers. Subsequently, the Committee imposed a freeze on certain salaries, which freeze covered the named executive officers. The named executive officers also requested that their salaries be reduced from the levels originally determined by the Committee as part of the Company's overall expense reduction initiative, and the requested reductions were approved by the Committee in March 2008, effective April 1,

2008. The 2007 base salaries, original 2008 base salaries and reduced 2008 base salaries for the named executive officers are as follows:

Individual	2007 base salary	Original 2008 base salary	Reduced 2008 base salary
P.S. Kennedy	$750,000	$750,000	$675,000
F.V. McMahon	$700,000	$700,000	$350,000
D.J. Gilmore	$650,000	$650,000	$585,000
C.G. Johnson	$550,000	$550,000	$495,000
B.M. Sando	$525,000	$525,000	$350,000

(2) Annual Incentives

The Company and the Committee consider the annual bonus program a critical component of the executive officer compensation program. In recent years the program has accounted for the majority of the compensation paid to the named executive officers. This emphasis on annual bonuses, as opposed to long-term incentive compensation, reflects the view that key components of the Company's business operations, such as title insurance and related services, are cyclical in nature. Accordingly, the Company believes that an incentive structure tied to annual performance is a more effective means of motivating and rewarding executive officers to enhance long-term shareholder value. As will be described, however, the award of bonuses was modified in 2006 by the Committee to encourage longer term focus while emphasizing annual performance by tying annual bonuses into increases in share value.

The process for determining the annual incentive bonus for named executive officers takes into account recommendations to the Committee by Mr. Kennedy, which are then evaluated, adjusted as the Committee deems appropriate, and ultimately approved by the Committee. Mr. Kennedy's recommendations are generally determined by adjusting the bonus for the prior year for Company, business unit (where applicable), and individual performance during the year. These three factors are assigned a weight of 25%, 25% and 50%, respectively. The Company performance factor is 50% in the case of a named executive officer who is not responsible for a specific business unit.

For example, if the annual bonus for 2006 had been $1 million for an executive officer who is responsible for a business unit, the determination of the 2007 bonus would begin by dividing $1 million into three components: $250,000, to be adjusted based on Company performance; $250,000, to be adjusted based on business unit performance; and $500,000, to be adjusted based on a subjective analysis of individual performance. With respect to an executive officer who is not responsible for a business unit, the determination of the 2006 bonus would begin by dividing $1 million into two components: $500,000 to be adjusted based on Company performance and $500,000 to be adjusted based on a subject analysis of individual performance.

The adjustments for business unit and Company performance are generally determined by comparing estimated pre-tax income of the Company and estimated pre-tax income of the business segment (if any) for which the executive officer is responsible to these same numbers for the prior year. The results are then normalized to enable the Committee to evaluate more accurately year-over-year financial performance. Generally, this normalization eliminates both gains and losses that may be extraordinary, unusual, or nonoperational, or for other reasons are believed to hinder the ability to make year-over-year comparisons. In 2007, a major contributor to the decline in net income for the title insurance segment and concomitantly for the Company was a significant reserve strengthening. Because this strengthening reflected a change in the Company's estimate for ultimate losses expected from previously issued title insurance policies, the Committee decided not to take the full amount into account in computing the performance adjustment for the title insurance segment, but instead to spread the impact over three years. The individual performance component of the bonus is based on an overall evaluation by the Committee of the executive officer's individual contributions and efforts during the year, as reflected in recommendations to the Committee by the chief executive officer. With respect to the Committee's determination of the chief executive officer's bonus, the Committee takes into account the performance of the Company as a whole and its evaluation of the chief executive officer's leadership, and then makes its own decision.

For 2007, the Committee determined that the portion of the bonus attributable to Company performance should generally be reduced by 40% to reflect the Company's decline in adjusted pre-tax income for 2007 versus the previous year. As noted, 50% of the bonus is based on the Committee's assessment of an executive officer's individual performance, and the Committee believes that flexibility is appropriate in order to reward exceptional performance. Accordingly, there is no plan maximum on an executive officer's bonus for a particular year.

This methodology for calculating bonus payments was generally applied to the named executive officers. One exception was Mr. Johnson, who became the head of the title insurance segment in December 2006 after previously heading the commercial title portion of this segment. In light of the significant increase in Mr. Johnson's responsibilities in 2007, the computation of his bonus for 2007 was computed by both (1) directly evaluating his success in reorganizing the leadership of the segment and making other changes necessitated by the significant decline in market activity that occurred in 2007 and (2) taking into account the level of bonuses paid to the other executive officers of the Company.

In light of the Company's overall decline in net income for 2007, however, the Committee generally concluded that aggregate bonuses should be significantly reduced from the levels paid for 2006. In this regard, a major contributor to the reduction in aggregate bonuses was Mr. Kennedy's request that his bonus be reduced to $0. It was the sense of the Committee that Mr. Kennedy was entitled to a bonus and should be the highest compensated executive officer. However, Mr. Kennedy requested that he not receive a bonus so that additional funds could be available for other employees of the Company. The Committee permitted Mr. Kennedy to refuse the receipt of any bonus for 2007.

Prior to 2006, the annual bonus was paid entirely in cash. Starting in 2006 the Committee concluded that the alignment of executive officer efforts with long-term increases in shareholder value would be advanced by paying a portion of the annual bonus in the form of RSUs, which will sometimes be referred to as "Bonus RSUs" for purposes of clarity. With respect to Messrs. McMahon, Gilmore, and Johnson, half of the overall bonus awarded for 2007 was paid in RSUs, with the other portion payable in cash. With respect to Mr. Sando, 40% of his bonus was paid in RSUs.

RSUs are denominated in units of shares of common stock. The number of units was computed by the Committee's first determining the dollar amount of the annual bonus that was to be awarded in the form of RSUs. Pursuant to Company policy, that dollar amount was divided by the closing price of the Company's stock on March 4, 2008, which was the second day on which the New York Stock Exchange was open for trading following the filing of the Company's Annual Report on Form 10-K. No shares are actually issued to the participant on the grant date. Instead, when an RSU vests, the participant is entitled to receive shares of common stock. Dividends received on shares of common stock are treated as if they were paid at the same time with respect to the RSUs and immediately reinvested in additional RSUs which are subject to the same restrictions as the underlying RSUs.

Vesting of Bonus RSUs generally occurs at a rate of 20% per year on each anniversary of the date of grant. With respect to the Bonus RSUs issued in 2007, immediate vesting of Bonus RSUs occurs in the event of the participant's termination of employment on account of death, disability or retirement (termination other than for cause after attaining age 62). In the event the Company terminates a participant without cause, all unvested Bonus RSUs vest on the first anniversary of the date of such termination. An owner of RSUs has none of the rights of a shareholder unless and until shares are actually delivered to the participant.

The Committee modified the vesting provisions of the Bonus RSUs issued in 2008. The general vesting rule continues to be vesting at the rate of 20% per year on each anniversary of the date of grant. Immediate vesting of Bonus RSUs now occurs in the event of the participant's termination of employment on account of disability only if the participant has signed an appropriate separation agreement. In the case of normal retirement (termination for reasons other than cause after attaining age 62), early retirement (termination for reasons other than cause after attaining age 55 and being employed by the Company or affiliates for 10 years or more), or an involuntary termination by the Company without cause, the participant becomes vested in his or her Bonus RSUs on the first anniversary of the relevant event, but only if he or she has signed a separation agreement in a form satisfactory to the Company.

Finally, the Bonus RSUs provide that, except in the case of death, disability or certain changes-in-control (as described under "Change-in-Control Agreements" on pages 36 to 37), none of the Bonus RSUs shall be payable unless the net income of the Company for 2008 is at least $50 million, excluding (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual and/or nonrecurring items of gain or loss and (f) foreign exchange gains and losses ("Extraordinary Items"). The Committee decided to place such a condition on the Bonus RSUs so that they could be deducted by the Company for purposes of section 162(m) of the Internal Revenue Code.

In addition, for 2007, the Committee established a bonus arrangement for executive officers, which was designed to allow the Company to deduct the entire amount of bonuses paid to its named executive officers under section 162(m). In March 2007, the Company issued to each of the executive officers performance units with a cash value equal to twice the cash bonus that the individual received for services in 2006, with the exception of Mr. Kennedy, who received $1,825,000 of performance units. These performance units, which were issued under the Company's 2006 Incentive Compensation Plan, provided that they would not be payable unless the net income of the Company for 2007 was at least $100 million, excluding Extraordinary Items. The award agreements give the Committee complete discretion to reduce the actual amount of bonus payable to any lesser amount and the Committee did elect to make such reductions. It was determined that the net income target with respect to these performance units was met for 2007, with the result that the named executive officers (other than Mr. Kennedy) received cash payments in 2008 representing the cash portion of their 2007 bonus. The amount of such bonuses is shown in the table following the next two paragraphs.

For 2008, the Committee again established a bonus arrangement for executive officers, which was designed to allow the Company to deduct the entire amount of bonuses paid to its named executive officers under section 162(m). In February 2008, the Company issued to each of the named executive officers performance units with a cash value equal to twice the cash bonus that the individual received for services in 2007, with the exception of Mr. Kennedy, who received $1,825,000 of performance units. These performance units, which were issued under the Company's 2006 Incentive Compensation Plan, provided that they would not be payable unless the net income of the Company for 2007 was at least $50 million, excluding Extraordinary Items. The award agreements give the Committee complete discretion to reduce the actual amount of bonus payable to any lesser amount. The Committee expects to make such a reduction.

The following table shows for each named executive officer his 2006 bonus, the portion of the 2006 bonus paid in cash, the portion of his 2006 bonus paid in Bonus RSUs (measured by the value of a share of Company common stock on the date the RSUs were granted, March 5, 2007), his 2007 bonus, the portion of the 2007 bonus paid in cash, and the portion of his 2007 bonus paid in Bonus RSUs (measured by the value of a share of Company common stock on the date the RSUs were granted, March 4, 2008). In the case of the RSUs issued in 2007 for the 2006 bonuses, it should be noted that (except for $500,000 of Mr. Kennedy's bonus for 2006 service that the Committee shifted from cash to RSUs at his request) pursuant to applicable rules, these Bonus RSU grants were not shown in the 2007 proxy statement's Summary Compensation Table, the Grants of Plan-Based Awards Table, or the Outstanding Equity Awards at Fiscal Year End Table, but are reported in the corresponding tables contained herein. Similarly, in the case of the Bonus RSUs issued in 2008 for the 2007 bonuses, it should be noted that these Bonus RSU grants are not shown in the Summary Compensation Table, the Grants of Plan- Based Awards Table, or the Outstanding Equity Awards at Fiscal Year End Table contained herein. As required by applicable rules, those tables only show equity awards issued in 2007:

	2006 Bonus	2006 Bonus Portion Paid in Cash	2006 Bonus Approximate Portion Paid in RSUs (1)	2007 Bonus	2007 Bonus Portion Paid in Cash	2007 Bonus Approximate Portion Paid in RSUs (2)
P.S. Kennedy	$1,825,000	$ 412,500	$1,412,500	$ 0	$ 0	$ 0
F.V. McMahon	$1,750,000	$ 875,000	$ 875,000	$1,600,000	$800,000	$800,000
D.J. Gilmore	$1,715,000	$ 890,000	$ 825,000	$1,500,000	$750,000	$750,000
C.G. Johnson	$1,265,000	$1,025,000	$ 240,000	$1,450,000	$725,000	$725,000
B.M. Sando	$1,065,000	$ 865,000	$ 200,000	$ 900,000	$540,000	$360,000

(1) The Bonus RSU allocation for 2007 was computed by multiplying the annual performance bonus (the amounts in the table also include a special bonus paid to a group of executive officers and managers for 2006) by 50%, which amount was paid in cash, and then paying the remainder in Bonus RSUs, with the exception of (a) Mr. Kennedy, who received 77% of his bonus in Bonus RSUs, and (b) Messrs. Sando and Johnson, who received 20% of their annual performance bonus in Bonus RSUs. The actual dollar value of the RSUs may differ slightly from the dollar amounts in the table due to rounding. Pursuant to the Company's policy, the RSUs were issued on March 5, 2007, the second day on which the New York Stock Exchange was open for trading following the filing of the Company's Annual Report on Form 10-K.

(2) The Bonus RSU allocation for 2008 was computed by paying 50% of the bonus in Bonus RSUs, with the exception of Mr. Sando, who received 40% of his bonus in Bonus RSUs. The actual dollar value of the RSUs may differ slightly from the dollar amounts in the table due to rounding. Pursuant to the Company's policy, the RSUs were issued on March 4, 2008, the second day on which the New York Stock Exchange was open for trading following the filing of the Company's Annual Report on Form 10-K.

(3) Long-Term Incentives

Starting in 2006, the Committee generally determined that RSUs provided a superior means of aligning executive officer incentives with long-term shareholder values than stock options. Among other factors taken into account in making this determination were the significant accounting charges that result from stock options and, in light of the cyclical nature of some of the Company's core businesses, the tendency for some executive officers to assign a value to stock options that is lower than the actual accounting expense for those options. While in prior years the Committee awarded options to the named executive officers with a value approximately equal to the executive officer's base salary, the Committee determined that the long-term incentive award for 2006 (which was delivered in 2007) would be delivered in the form of RSUs. This practice continued in 2007 and resulted in the grant of RSUs that were delivered in 2008. These RSUs will sometimes be referred as the "Long-Term Incentive RSUs," to distinguish them from the previously described Bonus RSUs that were awarded to the named executive officers as a portion of their annual bonus.

The Long-Term Incentive RSUs delivered in 2007 for performance in 2006 were generally awarded in an amount equal to the base salary of the named executive officers. With respect to performance in 2007 and based upon recommendations from the chief executive officer, the Committee awarded Long-Term Incentive RSUs to the named executive officers other than Mr. Kennedy on March 4, 2008. As a result of the decline in the performance of the Company, the Committee determined that the amount of Long-Term Incentive RSUs to be delivered should be reduced. As was the case with the annual bonus, the Committee believes that Mr. Kennedy should have received a Long-Term Incentive RSU grant for his services in 2007. Nevertheless, the Committee ultimately agreed to his request that he receive no Long-Term Incentive RSUs. A factor in Mr. Kennedy's request that he receive no Long-Term Incentive RSUs (and the Committee's acceptance of this request) was that this resulted in an overall decline in the amount of Long-Term Incentive RSUs issued executive officers that approximated 40%.

The terms and conditions of these Long-Term Incentive RSUs are identical to the Bonus RSUs issued to the same officers (including the differences described above between the 2007 and 2008 Bonus RSUs), except that (1) there is no potential accelerated vesting upon early retirement and involuntary termination and (2) payment of the Long-Term Incentive RSUs does not count as covered compensation under the Company's Executive Supplemental Benefit Plan. Because they were not issued in 2007 the Long-Term Incentive RSU grants issued in 2008 for 2007 performance are not shown in either the Summary Compensation Table, the Grants of Plan-Based Awards Table, or the Outstanding Equity Awards at Fiscal Year End Table contained herein.

Base salary in 2007 and 2008 and the approximate dollar value of the Long-Term Incentive RSUs issued to each of the named executive officers are shown in the following table:

	Base Salary In 2007	Long-Term Incentive RSUs Granted in 2007 (1)	Base Salary as of 1/1/08	Base Salary as of 4/1/2008	Long-Term Incentive RSUs Granted in 2008 (1)
P.S. Kennedy	$750,000	$750,000	$750,000	$675,000	$ 0
F.V. McMahon	$700,000	$600,000	$700,000	$350,000	$525,000
D.J. Gilmore	$650,000	$600,000	$650,000	$585,000	$500,000
C.G. Johnson	$550,000	$600,000	$550,000	$495,000	$413,000
B.M. Sando	$525,000	$525,000	$525,000	$525,000	$394,000

(1) The actual dollar value of the RSUs may differ slightly from these dollar amounts in the table due to rounding. Pursuant to the Company's policy, (1) the RSUs granted in 2007 were issued on March 5, 2007, the second day on which the New York Stock Exchange was open for trading following the filing of the Company's Annual Report on Form 10-K and (2) the RSUs granted in 2008 were issued on March 4, 2008, the second day on which the New York Stock Exchange was open for trading following the filing of the Company's Annual Report on Form 10-K.

(4) Other Executive Officer Benefits, including Perquisites and Retirement Benefits

Executive officers are entitled to employee benefits generally available to all full-time employees (subject to fulfilling any minimum service period). This would include elements such as the vacation and health and welfare benefits generally available to all employees. In designing these elements the Company seeks to provide an overall level of benefits that are competitive with those offered by similar companies in the markets in which the Company operates.

In addition, certain perquisites have historically been made available to named executive officers. The Company, however, in 2007 determined to discontinue significant perquisites for executive officers, including country club memberships and car allowances. Further details regarding perquisites are found in the Summary Compensation Table and accompanying footnotes.

Named executive officers may participate in several benefit plans that provide benefits upon retirement. Such retirement benefits include: the First American 401(k) Savings Plan, the First American Pension Plan, the First American Pension Restoration Plan, the First American Executive Supplemental Benefit Plan and the First American Deferred Compensation Plan. The first two plans are generally available to employees (except that the Pension Plan is limited to individuals who became participants before 2002 and the Restoration Plan is limited to individuals who became participants before 1995), while the remaining three plans are limited to a select group of management. The First American 401(k) Savings Plan is a tax-qualified profit-sharing plan, which authorizes

Company matching contributions based on the amount of employee pre-tax contributions and a schedule that ties the amount of matching contributions to the Company's profitability. In 2007, the Company contributed $1 for every $1 of 2006 employee contributions, limited to employee contributions of up to 3% of eligible compensation for each employee (tax rules limited the maximum compensation that could be considered under the plan to $220,000). Further explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation tables in the "Executive Compensation" section. The Company believes that these plans provide a valuable recruiting and retention mechanism for its executive officers and enable the Company to compete more successfully for qualified executive talent.

In addition, in 2007, First Advantage Corporation, the Company's publicly traded subsidiary, issued each of Messrs. Kennedy and McMahon 2,838 RSUs with respect to shares of First Advantage's Class A common stock as compensation for their service on its board of directors. Messrs. Kennedy and McMahon have agreed to remit to the Company any after-tax benefit they receive in connection with the vesting of these RSUs.

In February 2008, the Committee decided to forgive a $150,000 loan that Mr. Johnson received in connection with his relocation to Southern California prior to becoming an executive officer.

C. Pay Mix

The Committee utilizes the particular elements of compensation described above because it believes that they represent a well-proportioned mix of security-oriented compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this portfolio approach, the Committee provides the executive officer a measure of security in the minimum level of compensation he or she is eligible to receive, while motivating the executive officer to focus on the business metrics that will produce a high level of performance for the Company corresponding to increases in shareholder value and long-term wealth creation for the executive officer, as well as reducing the risk of loss of top executive talent to competitors.

For executive officers, the mix of compensation is weighted heavily toward at-risk pay and, in particular, the annual incentive bonus. With respect to the named executive officers, base pay in 2007 comprised less than 23% of the value of their total compensation opportunities (as measured by 2007 base pay plus the annual and long-term incentives awarded in 2007). This pay mix is consistent with the overall philosophy of maintaining a pay mix that results fundamentally in a pay-for-performance orientation for the Company's executive officers.

D. Pay Levels and Benchmarking

Overall compensation levels for executive officers are determined based on a number of factors, including the individual's roles and responsibilities within the Company, the individual's experience and expertise, the compensation levels for peers within the Company, compensation levels in the marketplace for similar positions and performance of the individual and the Company as a whole. In determining these compensation levels, the Committee considers all forms of compensation and benefits.

In order to determine competitive compensation practices, the Committee relies upon compensation surveys provided by Pearl Meyer & Partners, its independent compensation consultant. The Committee principally relies upon surveys of compensation practices of comparable companies, including general survey data and data developed from public filings by selected companies that it considers appropriate comparators for the purposes of developing executive compensation benchmarks. The selection of comparator companies is continually reviewed by the Committee.

The Company and the Committee have worked with its compensation consultant to develop a list of comparator companies for the purpose of benchmarking executive compensation. Numerous factors went into the selection of the comparator companies, including similarities of business lines, as well as comparable financial measures such as assets, revenues and market capitalization. The following companies, along with survey data, were used for benchmarking purposes:

- Affiliated Computer Services Inc.
- Avis Budget Group, Inc
- Computer Sciences Corp.
- Choicepoint Inc.
- Equifax Inc.
- Fair Isaac Corporation
- Fidelity National Financial Inc.
- First Advantage Corporation
- Fiserv, Inc.
- IAC/InterActiveCorp
- Indymac Bancorp, Inc.
- L-3 Communications Holdings, Inc.
- LandAmerica Financial Group, Inc.
- MGIC Investment Corporation
- NCR Corporation
- Old Republic International Corporation
- PHH Corporation
- The PMI Group, Inc.
- Radian Group Inc.
- Realogy Corporation
- Reed Elsevier PLC
- R.R. Donnelley & Sons Company
- SAIC, Inc.
- Stewart Information Services Corporation
- The Thomson Corporation

After consideration of the data collected on external competitive levels of compensation and internal relationships within the executive officer group, the Committee makes decisions regarding individual executive officers' target total compensation opportunities based on Company and individual performance and the need to attract, motivate and retain an experienced and effective management team. The Committee examines the relationship of each executive officer's base salary, target annual incentive opportunity and long-term incentive opportunity to market median data. The Committee does not believe, however, that compensation opportunities should be structured toward a uniform relationship to median market data, especially in light of the different financial characteristics of the Company's business units (such as the relationship of revenues to net income). Accordingly, total compensation for specific individuals will vary based on a number of factors in addition to Company and individual performance, including scope of duties, tenure, institutional knowledge and/or difficulty in recruiting a replacement executive officer.

E. Conclusion

The final level and mix of compensation determined by the Committee is considered within the context of both the objective data from a competitive assessment of compensation and performance, as well as discussion of the subjective factors as outlined above. The Committee believes that each of the compensation packages for the named executive officers is within the competitive range of practices when compared to the objective comparative data even where subjective factors have influenced the compensation decisions.

IV. Timing of Equity Grants

The Company's current policy with respect to equity awards to executive officers is, after Committee approval, to issue the awards on the second day on which the New York Stock Exchange is open for trading following the filing of the Company's Annual Report on Form 10-K. In the case of restricted stock units denominated in dollars and stock options, pricing (*i.e.*, the number of shares or units issued for each dollar denominated restricted stock unit award or the strike price with respect to stock options) is determined as of that date. The price of the Company common stock used for these purposes is the last sale price reported for a share of the Company's common stock on the New York Stock Exchange on that date. With respect to employees other than executive officers, the methodology is the same as that for executive officers, except that (1) prior to

February 2008 the policy was to issue awards on the last day on which the New York Stock Exchange is open for trading during the quarter in which the Committee approved the award, and (2) the current policy is to issue awards on the 20th day of the third month of the calendar quarter that follows approval of the award by the Committee. Restricted stock units denominated in shares, whether issued to executive officers or other employees, are issued on the date they are approved by the Committee.

As described in greater detail in the Compensation Disclosure and Analysis that was part of the 2007 proxy statement, certain stock options issued to employees of the Company were subsequently determined to be mispriced. Though the vast majority of these grants were made to non-executive employees of the Company, executive officers of the Company who received mispriced options while serving as an executive officer have repaid to the Company any benefit received from mispriced options that had previously been exercised. None of the Company's current named executive officers have exercised such options. Members of the Board of Directors also have repaid to the Company any benefit received from mispriced options that had previously been exercised. In addition, the Company has taken measures to adjust the price on all mispriced options granted to executive officers and members of the Board of Directors that remain unexercised. The Company has only repriced those options where the corrected strike price would be higher than the original strike price. A special subcommittee of the Board of Directors and management also recommended that the Company take certain measures to improve its option granting practices, including related administrative processes and internal accounting controls, to bolster its corporate accounting, legal and compliance functions and to enhance its corporate governance. In response to these recommendations, the Company created an ad-hoc special committee on governance recommendations. The Company charged this committee, which was comprised solely of independent directors, with considering further enhancements to the Company's corporate governance. The committee has completed its work and was disbanded in 2007.

V. Adjustment or Recovery of Awards

Other than certain policies adopted with respect to mispriced stock options described above, the Company has no specific policies to adjust or recoup prior awards. However, under Section 304 of Sarbanes-Oxley, if the Company is required to restate its financials due to material noncompliance with any financial reporting requirements as a result of misconduct, the chief executive officer and chief financial officer may be required to reimburse the Company for (1) any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document and (2) any profits realized from the sale of securities of the Company during that 12-month period.

VI. Consideration of Prior Amounts Realized

The Company's philosophy is to incentivize and reward executive officers for future performance. Accordingly, prior stock compensation gains (option gains or restricted stock awarded in prior years) are not considered in setting future compensation levels.

VII. Employment Agreements and Post-Termination Payments

A. Employment Agreements

Except for Mr. McMahon, the Company does not maintain employment agreements with any of its executive officers, all of whom are at-will employees.

Mr. McMahon's agreement provides the terms of his employment for the five years commencing March 31, 2006. Subsequent to that period, he will be employed as an at-will employee, like the other executive officers of the Company. His agreement contains the following features:

1. During the term of the agreement he will serve as vice chairman and chief financial officer of the Company. In addition to the customary duties for such position, Mr. McMahon is also responsible for the

operations of the Company's trust and thrift operation. In addition, the Company has agreed to elect Mr. McMahon to the board of directors of First Advantage Corporation.

2. Mr. McMahon will receive during each year of the term of the agreement a base salary and bonus at least equal to $1.75 million. This amount is required to be paid in cash. For 2006, however, Mr. McMahon was guaranteed a minimum cash bonus of $1.150 million and a minimum total salary of $550,000. For 2006, Mr. McMahon waived his right to the minimum cash bonus. Starting in 2007, Mr. McMahon's minimum base salary required under the agreement is $600,000. The agreement generally provides for Mr. McMahon's participation in other executive benefit plans on the same terms applicable to other executive officers.

3. The agreement further provided for a grant of options on 300,000 shares of Company Common stock and 33,334 RSUs upon the commencement of employment. Both the options and RSUs will vest at the rate of 20% per year at the end of each year of his employment, provided that Mr. McMahon is employed through that time. Under the agreement, the Company also agreed to make future equity grants to Mr. McMahon in amounts similar to those granted to other executive officers who are performing at similar levels. Dividends on the RSUs are deemed reinvested in additional RSUs as of the date of the dividend.

4. If Mr. McMahon is terminated without cause or quits for good reason during the five-year term of the agreement, he will be entitled to receive (1) the base salary and bonus that had been guaranteed to be paid through the remainder of the employment term, (2) immediate vesting of his stock options and RSUs and (3) the right to exercise his options for the remainder of their original ten-year term. "Cause" is generally defined as willful misconduct material to his employment or gross negligence in the performance of duties. "Good Reason" is generally defined to include material adverse changes in the terms of Mr. McMahon's employment.

The Board of Directors reviewed and approved the terms of Mr. McMahon's agreement. It considered them appropriate in light of the perceived benefits to the Company from Mr. McMahon's employment. Mr. McMahon's agreement is attached as an exhibit to the Form 8-K filed by the Company on February 24, 2006.

B. Severance Agreements.

Absent a change-in-control (and excluding the provisions of Mr. McMahon's employment agreement), there are no severance arrangements that apply to a terminated executive officer.

C. Change-in-Control Agreements.

The Company's supplemental benefit plans and all of its stock option plans (unless the Company's Board directs otherwise with respect to its 1997 directors' stock plan) call for accelerated vesting of all benefits and options in the event of a change-in-control of the Company. The terms of the RSUs issued in 2007 also provide for accelerated vesting in the event of a change-in-control, excluding a change-in-control that has been approved by the incumbent Board of Directors prior to the change-in-control. In addition, the First American Executive Supplemental Benefit Plan provides that, when an executive officer terminates subsequent to a change-in-control, payment of benefits will commence in the same manner as if the executive officer had attained his normal retirement age on the date of termination.

In addition, as part of the Company's efforts to retain key employees, the Company has entered into agreements with each of the named executive officers and other designated employees to provide for certain benefits in the event they are terminated within three years after a change-in-control occurs. A "Change-in-Control" means any one of the following:

- a merger or consolidation in which the Company's shareholders end up owning less than 50% of the voting securities of the surviving entity;

- the sale, transfer or other disposition of all or substantially all of the Company's assets or the complete liquidation or dissolution of the Company;
- a change in the composition of the Company's Board over a two-year period without the consent of a majority of the directors in office at the beginning of the two-year period; or
- the acquisition or accumulation by certain persons of at least 25% of the Company's voting securities.

If termination of employment occurs without cause or if the employee terminates employment for good reason, the Company will pay the following benefits in one lump-sum to the named executive officers within 10 business days:

- the employee's base salary through and including the date of termination and any accrued but unpaid bonus;
- a portion of the employee's annual bonus prorated through the date of termination;
- any compensation previously deferred by the employee (other than pursuant to a tax-qualified plan) together with any interest and earnings;
- accrued and unpaid vacation pay;
- unreimbursed business expenses;
- three times (two times in the case of Mr. Johnson) the employee's annual base salary in effect immediately prior to the date of termination; and
- three times (two times in the case of Mr. Johnson) the greater of the employee's highest annual discretionary incentive bonus (including cash and stock) during the preceding four fiscal years or the employee's anticipated bonus for the fiscal year.

The Company will also continue to pay the employee for 24 months after the termination the same employee benefits and perquisites that he or she was receiving at the time of termination. These benefits include tax-qualified and nonqualified savings plan benefits, medical insurance, disability income protection, life insurance coverage and death benefits. To the extent that the executive officer cannot participate in the plans previously available, the Company will provide such benefits on the same after-tax basis as if they had been available. These obligations are reduced by any welfare benefits made available to the executive officer from subsequent employers.

Section 409A of the Internal Revenue Code imposes certain restrictions with respect to the structure of deferred compensation arrangements. The change-in-control agreements are in the process of being amended to conform to the requirements of this section.

Section 280G of the Internal Revenue Code imposes a 20% excise tax on certain executives if payments "contingent on a change-in-control" exceed certain limits. The change-in-control agreements provide that, if the Internal Revenue Code Section 280G excise tax applies, an additional cash payment will be made to the executive. The additional cash payment is calculated as the amount that provides the executive, on an after-tax basis, with the same amount of benefits as if the Internal Revenue Code Section 280G tax had not applied.

The change-in-control agreements had an initial term of three years and are automatically extended for additional one-year periods unless the Company's Board or the employee with whom the agreement is entered into gives notice not to extend. In addition, if the employee terminates employment for any reason during the 30-day period following the one-year anniversary of the change-in-control, the employee will receive all of the benefits described above, except that the multiple of annual base salary and bonus would be reduced from three to two (from two to one in the case of Mr. Johnson). A form of change-in-control agreement is attached as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

D. Retirement Programs

As noted above, the Company maintains five programs that potentially provide retirement benefits: the First American 401(k) Savings Plan, the First American Pension Plan, the First American Pension Restoration Plan, the First American Executive Supplemental Benefit Plan and the First American Deferred Compensation Plan. The First American 401(k) Savings Plan is described above on pages 32 to 33. Explanation of the other four plans can be found in connection with the Pension Benefits and Deferred Compensation Plan tables in the "Executive Compensation" section.

E. Payments due Upon Terminations and/or a Change-in-Control

Calculations and further explanation of the payments due the named executive officers upon termination of employment and/or a change-in-control are found under the portion of the "Executive Compensation" section of this document entitled "Potential Payments Upon Termination or Change-in-Control" commencing on page 16.

VIII. Stock Ownership Guidelines and Hedging Policies

The Company has neither adopted stock ownership guidelines for executive officers nor any policies prohibiting executive officers from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

IX. Impact of Tax and Accounting

As a general matter, the Committee takes into account the various tax and accounting implications of compensation vehicles employed by the Company.

When determining amounts of long-term incentive grants to executive officers and employees, the Committee examines the accounting cost associated with the grants. Under Statement of Financial Accounting Standard 123 (revised 2004) ("FAS 123R"), grants of stock options and RSUs result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For RSUs the cost is generally equal to the fair value of the stock on the date of grant times the number of shares granted. This expense is amortized over the requisite service period. With respect to stock options, the Company calculates the fair value of the option and takes that value into account as an expense over the vesting period, after adjusting for possible forfeitures.

Section 162(m) of the Internal Revenue Code generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and certain of the other most highly compensated officers. Exceptions are made for qualified performance-based compensation, among other things. The cash bonuses granted for 2006 performance did not qualify for the performance-based exception to Internal Revenue Code section 162(m). Both the RSUs and performance units issued in 2007 and 2008 have been structured in a manner intended to qualify under this exception for performance-based compensation.

X. Impact of Proposed Spinoff

In January 2008, the Company announced its intention to spin-off its financial services companies, consisting primarily of its title insurance and specialty insurance reporting segments, into a separate public company to be called First American Financial Corporation (this section refers to this new entity as "Spinco"). The remaining businesses, which consist primarily of the current property information, mortgage information, and First Advantage segments, will remain in the existing holding company, which will be renamed (this section refers to the post spin-off holding company as "Remainco").

It is presently anticipated that Messrs. McMahon and Sando will become full-time employees of Remainco and Messrs. Gilmore and Johnson will become full-time employees of Spinco. Messrs. McMahon and Gilmore are expected to become the chief executive officers of Remainco and Spinco, respectively. Mr. Kennedy will become the executive chairman of both companies.

In connection with the spinoff certain changes will be made to the outstanding performance units and equity compensation of the executive officers who hold such units and long-term incentives. With respect to the performance units, the determination of whether the net income target for 2008 is met will be made by adding together the net income of both entities.

In the case of Messrs. Gilmore and Johnson (and other executive officers transferring employment to Spinco), it is anticipated that their options and RSUs will be exchanged for options and RSUs of Spinco. Adjustments are also expected to be made to these options and RSUs based on the percentage that the fair market value of Spinco bears to the fair market value of Spinco plus Remainco. By way of illustration, if Spinco has a value equal to 45% of the combined value, the amount of outstanding options and RSUs are expected to be increased by dividing the amount outstanding prior to the spinoff by .45. The strike price of the options is expected to be reduced by multiplying the strike price before the spinoff by .45.

In the case of Messrs. McMahon and Sando (and other executive officers remaining at Remainco), similar adjustments are expected to be made, except that they are expected to continue to hold their outstanding options and the adjustment factor is expected to be based on the percentage of value that Remainco bears to the combined value (in the example discussed in the prior paragraph, the adjustment factor for Remainco would be .55).

At this point in time, no determination has been made with respect to how Mr. Kennedy's outstanding equity awards will be modified.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee on April 10, 2008, as constituted at such time, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Compensation Committee

Lewis W. Douglas, Jr., Chairman
George L. Argyros
Gary J. Beban
Hon. William G. Davis
James L. Doti

Compensation Committee Interlocks and Insider Participation

During 2007, the Compensation Committee of the Board consisted of Gary J. Beban, who recently retired from the Board, as well as Messrs. Douglas, Argyros, Davis, Doti and, for a portion of the year, Chatham, all of whom were non-employee directors. There are no compensation committee interlocks involving any of the members of the Compensation Committee.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
D.P. Kennedy (2)	60,000	49,995	0	109,995
George L. Argyros	92,000	49,995	0	141,995
Gary J. Beban	96,000	49,995	0	145,995
J. David Chatham (4)	131,000	49,995	0	180,995
Hon. William G. Davis (3)	119,918	49,995	56,139	226,052
James L. Doti	96,000	49,995	0	145,995
Lewis W. Douglas, Jr.	116,000	49,995	0	165,995
Frank E. O'Bryan (3)	80,000	49,995	5,000	134,995
Roslyn B. Payne	94,000	49,995	0	143,995
D. Van Skilling (4)	112,082	20,626	0	132,709
Herbert B. Tasker	98,000	13,764	0	111,764
Virginia M. Ueberroth	88,000	49,995	0	137,995
Mary Lee Widener	80,000	13,764	0	93,764

(1) Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with SFAS 123R, for the fiscal year ended December 31, 2007, for an award to each director of 1,049 restricted stock units made on March 5, 2007, whose grant date fair value of the equity award computed in accordance with SFAS 123R, was $49,995. The Company did not award options to its directors in 2007. Options outstanding for each director as of 12/31/2007 include: 5,000 (D.P. Kennedy), 5,000 (Argyros), 9,250 (Beban), 11,750 (Chatham), 5,000 (Davis), 5,000 (Doti), 18,500 (Douglas), 18,500 (O'Bryan), 11,750 (Payne), 18,500 (Skilling), 5,000 (Tasker), 5,000 (Ueberroth), 0 (Widener). Each director had 1,061 restricted stock units outstanding as of December 31, 2007.

(2) Mr. D.P. Kennedy, who recently retired from the Board, elected to receive an annual retainer, but forego board meeting fees for meetings attended during 2007.

(3) Mr. O'Bryan received an additional $5,000 for serving on the board of directors of First American Trust F.S.B., a wholly-owned subsidiary of the Company. Mr. Davis also received 60,000 Canadian dollars for service on the board of directors of FCT Insurance Company Ltd., a Canadian subsidiary of the Company (converted at 0.935648 Canadian dollar to 1 US dollar).

(4) Messrs. Chatham and Skilling also receive equity awards for serving on the board of the directors of the Company's publicly traded First Advantage Corporation subsidiary, which are identified in that company's proxy statement.

Prior to February 28, 2007, the compensation of non-employee directors consisted of several components. The annual retainer for each non-employee director was $60,000. The fee paid for attending each Board and committee meeting was $2,000. The annual compensation of the chairman of the Audit Committee was $20,000, the annual compensation for the chairman of the Nominating and Corporate Governance Committee was $10,000, and the annual compensation for the chairman of the Compensation Committee was $5,000. The lead independent director of the Company received $10,000. Directors may also receive additional compensation for serving on the board of directors of certain of the Company's subsidiaries (payments are described in footnote 3 to the table above).

Prior to February 2007, each director who is an employee received a fee of $150 for attending each meeting of the Board. Directors are reimbursed for their expenses incurred in attending meetings of the Board and its committees.

Mr. D.P. Kennedy, who retired as an officer of the Company on June 30, 2003, and retired as a director on April 10, 2008, elected to receive a retainer of $60,000 but no Board and committee meeting attendance fees that would typically be paid to a non-employee director. During 2007, Mr. D.P. Kennedy also received compensation attributable to his prior service as an officer of the Company, including $146,223 in distributions from the Pension Plan and Pension Restoration Plan, which were required to be made under provisions of the federal tax laws, and $39,763 distributed from his account in the 401(k) Savings Plan attributable to contributions made by the Company and its participating subsidiaries in years during which Mr. D.P. Kennedy was an officer of the Company. These distributions were similarly required to be made under provisions of the federal tax laws. In addition, during 2007, Mr. D.P. Kennedy received $118,015 pursuant to the Executive Supplemental Benefit Plan.

Since his retirement as an officer of the Company on June 30, 2003, Mr. D.P. Kennedy has been rendering services to the Company and its subsidiaries in the capacity of a consultant, and received $375,000 for such services during 2005. Although the consulting arrangement terminated on December 31, 2005, Mr. D.P. Kennedy has continued as an informal advisor to the Company and continues to receive office space and administrative assistance from the Company.

On February 28, 2007, the Company's Board of Directors approved a revised director compensation package, effective as of January 1, 2007. Under the new compensation package, the annual retainer of each director, other than Mr. Parker S. Kennedy, the Company's chairman and chief executive officer, remains at $60,000. In addition, the Company granted to each non-management director $50,000 worth of RSUs, which vest over three years, subject to accelerated vesting at retirement for any director with at least ten years of cumulative service on the Board. This grant replaces the previous practice of periodically granting stock options to non-management directors. The last such grant was for 5,000 options and was made in December 2005. The initial number of RSUs awarded was determined by dividing the $50,000 dollar amount by the closing price of the Company's common stock on March 5, 2007, the second business day following the Company's filing of its Annual Report on Form 10-K. Under the revised package, the fee for attendance at each Board and committee meeting remains at $2,000. The annual compensation for the chairman of the Audit Committee increased from $20,000 to $25,000, and the annual compensation for the chairman of the Compensation Committee increased from $5,000 to $10,000. The annual compensation for the chairman of the Nominating and Corporate Governance Committee and for the Company's lead director each remained at $10,000.

In February 2008, the Board of Directors reviewed the appropriate level of compensation for directors. The compensation changes adopted in February 2007 were continued in effect with the one change that the annual cash retainer was reduced by 10% to $54,000.

In February 2007, the Company repriced unexercised options that were held by directors and with respect to which the Company used incorrect measurement dates for accounting purposes. In addition, at its February 28, 2007 meeting, the Board also established a stock ownership guideline for directors whereby directors are expected to own at least five times their base annual retainer in Company common stock. Restricted stock and RSUs issued to directors are included for purposes of meeting the guideline. Current directors have five years to satisfy the guideline. Directors elected to the Board in the future will have five years from commencement of their service to satisfy the guideline.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table lists as of April 14, 2008, the persons or groups of shareholders who are known to the Company to be the beneficial owners of 5% or more of the Company's common shares. This information was gathered from the filings made by such owners with the SEC or from informal sources. This table does not include shares beneficially owned by the Company's directors and officers and entities controlled by them. See the table entitled "Security Ownership of Management" below for that information.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Fidelity Management Trust Company	7,784,506 (1)	8.4%
Highfields Capital Management LP	8,787,879 (2)	9.5%
Glenview Capital Management, LLC	6,896,472 (3)	7.5%

(1) The shares set forth in the table are held as of April 4, 2008 by Fidelity Management Trust Company as trustee pursuant to The First American Corporation 401(k) Savings Plan. The investment options available to participants in the plan include a "Company Stock Fund," which invests in Company common shares, as well as amounts previously held under the Company's Employee Profit Sharing and Stock Ownership Plan ("ESOP"), which was merged into the 401(k) Savings Plan in December 2001. Thus, the table reflects the ESOP accounts as well as accounts in the Company Stock Fund. The governing documents require the trustee to vote the shares as directed by the plan participants for whose benefit the shares are held. The transfer agent will tabulate the voting directions of all participants who wish to provide such directions to Fidelity. Neither the transfer agent nor Fidelity will provide the individual or aggregate participant voting directions to the Company, unless otherwise required by law. Shares for which no direction is received by the trustee from the participants are voted in the same proportion as are the shares for which directions are received. The trustee's address is 82 Devonshire Street, Boston, Massachusetts 02109.

(2) According to the Schedule 13D/A filed on April 14, 2008 by Highfields Capital Management LP, each of Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Jonathan S. Jacobson, and Richard L. Grubman may be deemed to be the beneficial owner of 8,787,879 shares, and Highfields Capital III L.P. may be deemed the beneficial owner of 6,056,042 shares. The address of the principal business office of each of these entities and individuals is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

(3) According to the Schedule 13G filed on March 21, 2008 by Glenview Capital Management, LLC and Lawrence M. Robbins, each of Glenview Capital Partners, L.P., Glenview Capital Master Fund, Ltd., Glenview Institutional Partners, L.P., GCM Little Arbor Master Fund, Ltd., GCM Little Arbor Institutional Partners, L.P., GCM Little Arbor Partners, L.P., GCM Opportunity Fund, L.P., Glenview Capital Opportunity Fund, L.P. and Glenview Offshore Opportunity Master Fund, Ltd. hold Company common shares in accounts that are managed by Glenview Capital Management, LLC. Mr. Robbins is the chief executive officer of Glenview Capital Management, LLC. The address of the principal business office of each of these entities and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Security Ownership of Management

The following table sets forth, as of April 14, 2008, the total number of the Company's common shares beneficially owned and the percentage of the outstanding shares so owned by:

- each director;
- each named executive officer; and
- all directors and executive officers as a group.

Unless otherwise indicated in the notes following the table, the shareholders listed in the table are the beneficial owners of the listed shares with sole voting and investment power (or, in the case of individual shareholders, shared power with such individual's spouse) over the shares listed. Shares subject to rights exercisable within 60 days are treated as outstanding when determining the amount and percentage beneficially owned by a person or entity.

Shareholders	Number of Common shares	Percent if greater than 1%
Current Directors		
George L. Argyros (1)	1,109,968	1.2%
Bruce S. Bennett	5,600	—
J. David Chatham	39,881	—
Glenn C. Christenson	14,000	—
Hon. William G. Davis	5,805	—
James L. Doti	18,438	—
Lewis W. Douglas, Jr.	44,965	—
Christopher V. Greetham	14,000	—
Parker S. Kennedy (2)	3,477,371	3.8%
Thomas C. O'Brien	2,500	—
Frank E. O'Bryan	42,575	—
Roslyn B. Payne (3)	88,650	—
D. Van Skilling (4)	33,355	—
Patrick F. Stone	50,000	—
Herbert B. Tasker	18,433	—
Virginia M. Ueberroth (5)	110,355	—
Mary Lee Widener	555	—
Named executive officers who are not directors		
Frank V. McMahon	155,416	—
Dennis J. Gilmore	200,594	—
Curt G. Johnson	31,285	—
Barry M. Sando	181,049	—
All directors, named executive officers and other executive officers as a group (25 persons)	5,805,924	6.2%

The shares set forth in the table above include shares that the following individuals have the right to acquire within 60 days in the amounts set forth below:

Individuals	Shares
George L. Argyros	5,000
Bruce S. Bennett	—
J. David Chatham	11,750
Glenn C. Christenson	—
Hon. William G. Davis	5,000
James L. Doti	5,000
Lewis W. Douglas, Jr.	18,500
Christopher V. Greetham	—
Parker S. Kennedy	344,000
Thomas C. O'Brien	—
Frank E. O'Bryan	18,500
Roslyn B. Payne	11,750
D. Van Skilling	18,500
Patrick F. Stone	—
Herbert B. Tasker	5,000
Virginia M. Ueberroth	5,000
Mary Lee Widener	—
Frank V. McMahon	120,000
Dennis J. Gilmore	184,000
Curt G. Johnson	23,500
Barry M. Sando	174,000

(1) Includes 235,534 shares held in the Argyros Family Trust, for the benefit of Mr. Argyros and his family members and over which Mr. Argyros has voting and dispositive power; 3,400 shares held by Mr. Argyros as trustee, with investment power over such securities, of a trust for the benefit of a family member; 3,900 shares held in a trust for the benefit of another family member for which Mr. Argyros does not serve as trustee but over which Mr. Argyros has investment power; 125 shares held in a Uniform Transfers to Minors Act custodial account for which Mr. Argyros serves as the custodian; 7,513 shares held by a trust for which Mr. Argyros is not a trustee, over which Mr. Argyros may be deemed to have investment power; 720,041 shares are held by a nonprofit corporation whose six-member board of directors includes Mr. Argyros and his wife, which board directs the voting and disposition of such shares; 18,800 shares held by another nonprofit corporation with a five-member board, including Mr. Argyros, having similar voting and dispositive power; and an aggregate of 114,700 shares held by two companies of which Mr. Argyros is the sole shareholder, chief executive officer and a director. Mr. Argyros disclaims beneficial ownership of all shares included in the table which are held by a nonprofit corporation or by a trust for which Mr. Argyros is not the beneficiary.

(2) Of the shares credited to Parker S. Kennedy, chairman of the board and chief executive officer of the Company, 11,154 shares are held directly and 3,111,086 shares are held by Kennedy Enterprises, L.P., a California limited partnership of which Mr. Kennedy is the sole general partner. The limited partnership agreement pursuant to which the partnership was formed provides that the general partner has all powers of a general partner as provided in the California Uniform Limited Partnership Act, including the power to vote securities held by the partnership, provided that the general partner is not permitted to cause the partnership to sell, exchange or hypothecate any of its shares of stock of the Company without the prior written consent of all of the limited partners. Of the shares held by the partnership, 462,885 are allocated to the capital accounts of Mr. Kennedy. The balance of the shares held by the partnership is allocated to the capital accounts of the other limited partners, who are relatives of Mr. Kennedy. Except to the extent of his voting power over the shares allocated to the capital accounts of the limited partners, Mr. Kennedy disclaims beneficial ownership of all shares held by the partnership other than those allocated to his own capital accounts.

(3) Includes 7,500 shares held by a nonprofit corporation for which Ms. Payne and her spouse serve as officers and directors. In her capacity as an officer of that corporation, Ms. Payne has the power, as do certain other officers, to direct the voting and disposition of the shares.

(4) Includes 2,365 shares held by a nonprofit corporation for which Mr. Skilling serves as a director and officer. In his capacity as an officer, Mr. Skilling has the power, acting alone, to direct the voting and disposition of the shares. Also includes 2,356 shares held in three trusts for which Mr. Skilling serves as the trustee. In this position, Mr. Skilling has the power to direct the voting and disposition of the shares.

(5) The shares set forth in the table include 5,000 shares held by a nonprofit corporation of which Ms. Ueberroth is an officer and whose six-member board of directors is composed of Ms. Ueberroth and her husband and children. In her capacity as an officer of that corporation, Ms. Ueberroth has the power, as do certain other officers, to direct the voting and disposition of the shares. Ms. Ueberroth disclaims beneficial ownership of these shares.

Item 13. Certain Relationships and Related Transactions

Transactions with Management and Others

On February 27, 2006, the Company loaned $7,500,000 to NHSA JPS LLC ("NHSA"), a Delaware limited liability company affiliated with Neighborhood Housing Services of America, Inc., of which Ms. Widener is president and chief executive officer, pursuant to the terms and conditions of a loan agreement between the Company and NHSA. The loan bears interest at a rate of 2% per year, and matures in 10 years. On November 3, 2006, the loan amount was increased to $9,500,000. During 2007, interest payments totaled $190,000. No principal payments have been made and the outstanding loan balance is $9,500,000. The loan agreement provides that a portion of the loan proceeds is to be used as a loan loss reserve for two loan pools collectively known as the "Anthem Loan Pools," and a portion is to be used as working capital for operation of the "Anthem Project." The Anthem Project involves a loan underwriting and funding program administered by NHSA that is designed to make prime grade home loans with prime grade pricing and mortgage insurance available to emerging markets borrowers who are rated as creditworthy through use of the Company's proprietary Anthem credit scoring system as a guide in the loan approval process. The loan is secured by a Collateral Trust Agreement between the Company, NHSA and Union Bank of California, N.A., as trustee, whereby, in the event of a default by NHSA in the performance of obligations specified in the loan agreement or the related promissory note or the Collateral Trust Agreement, interest or other income accruing from certain home loan proceeds and investments of the Anthem Project would be applied toward payment of outstanding amounts due from NHSA to the Company under the promissory note and above-mentioned agreements, after payment of collection and other costs, including the fees and expenses of the trustee.

Last year, the Board adopted a written policy regarding related party transactions, which generally prohibits transactions between the Company and/or its affiliates, on the one hand, and the Company's directors, officers (or officers of affiliates) or shareholders holding in excess of 5% of the Company's common shares, on the other hand, without prior approval. The approving body may be either the Board or the Nominating and Corporate Governance Committee, or, if the proposed transaction involves $1,000,000 or less and it is impractical to seek the approval of the Board or that committee, then the chairman of the Nominating and Corporate Governance Committee may review and pre-approve of the transaction (or the chairman of the Audit Committee if the chairman of the Nominating and Corporate Governance Committee is a party to the transaction). The policy prohibits directors of the Company from entering into any transaction with the Company or any of its affiliates outside of the ordinary course of business, except for transactions previously approved by the Board and in effect on the date the policy took effect.

Certain transactions are excluded from the application of the policy and are therefore permitted without prior approval. For example, compensatory arrangements for service as an officer or director of the Company are excluded from the policy, as are transactions between the Company and its affiliates (other than directors and officers). In cases where the potential transaction would involve the officer, director or large shareholder only in an indirect fashion, the policy does not apply where such indirect interest results solely from ownership less than 10% of, or being a director of, the entity entering into the transaction with the Company. In addition, arms length ordinary course transactions involving annual payments of $100,000 or less are permitted without prior approval.

Independence of Directors

The Board of Directors has not yet formally evaluated the independence of Messrs. Bennett, Christenson, Greetham, O'Brien and Stone, who were recently appointed to the Board and have, as of the date of this amendment, not yet attended a meeting of the Board. The Company anticipates that the Board will do so at its next meeting. Subject to those pending determinations, the Board of Directors has affirmatively determined that each member of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, as well as each other member of the Board, except Parker S. Kennedy and Mary Lee Widener (who are not independent), is "independent" as that term is defined in the corporate governance rules of the New York Stock Exchange for listed companies, and that each member of the Audit Committee is independent under the additional standards applicable to that committee. In making these determinations, the Board considered the following relationships between directors and the Company: Messrs. Argyros and Beban (now retired from the Board) and Ms. Payne are affiliated with entities that do business with the Company in the ordinary course from time to time; Mr. Davis is of counsel to a Canadian law firm that has been retained by the Company from time to time, although his compensation is not affected by the Company's relationship with that firm; and each of Messrs. Argyros, Doti and O'Bryan and Ms. Ueberroth is affiliated with a nonprofit organization to which the Company and/or its management has made donations from time to time. Each of the relationships above, while considered by the Board, falls within the Company's categorical independence standards contained in the Board's corporate governance guidelines, which are available on the corporate governance section of the Company's Web site at *www.firstam.com*. In addition to those standards, the Board previously determined that reimbursed perquisites received by members of the Board do not constitute material relationships and therefore do not affect director independence under applicable rules. Mr. O'Bryan reimbursed the Company for the value of past perquisites in satisfaction of this categorical standard. In addition to the relationships described above, Ms. Payne's cousin was part of a team that performed communications services for the Corporation during the past year and Mr. O'Bryan continues to occupy space within the building housing the Company's principal office, for which he continues to pay the Company rent at a market rate.

Item 14. Principal Accounting Fees and Services

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's principal independent registered public accounting firm in the four categories of service set forth in the table below are as follows:

Aggregate fees billed in year	2007	2006
Audit Fees	$9,211,190 (1)	$6,762,901
Audit-Related Fees (2)	561,790	207,132
Tax Fees (3)	713,728	303,973
All Other Fees (4)	79,454	6,242

(1) Includes the majority of the fees incurred in connection with the review of the Company's prior stock option granting practices.

(2) These fees were incurred primarily for employee benefit plan audits, procedures performed for SAS70 reports, and due diligence.

(3) These fees were incurred for tax advice, compliance and planning.

(4) These fees were incurred primarily for services related to commissions, software licensing and structuring of subsidiaries.

Policy on Audit Committee Pre-approval of Audit and Permissible Non-audit Services of Independent Auditor

The Audit Committee's policy is to pre-approve all engagements of the Company's independent principal registered public accounting firm for audit and nonaudit services. Those engagements for which payment by the Company would exceed $25,000 for nonaudit services or $50,000 for audit services must be pre-approved by the Audit Committee or a designated member of that committee on an individual basis. The Audit Committee or its designee has pre-approved all engagements included in the "audit-related," "tax" and "other" categories in the table above.

PART IV

Item 15. Exhibits

The exhibits filed as part of this Amendment No. 1 on Form 10-K/A are as follows:

Exhibit No.	Description
(31)(a)	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
(31)(b)	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE FIRST AMERICAN CORPORATION
(Registrant)

Date: April 23, 2008

By: /s/ PARKER S. KENNEDY
Parker S. Kennedy
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: April 23, 2008

By: /s/ MAX O. VALDES
Max O. Valdes
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PARKER S. KENNEDY Parker S. Kennedy	Chairman, CEO and Director	April 23, 2008
/s/ MAX O. VALDES Max O. Valdes	Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	April 23, 2008
/s/ GEORGE L. ARGYROS George L. Argyros	Director	April 23, 2008
Bruce Bennett	Director	
/s/ J. DAVID CHATHAM J. David Chatham	Director	April 23, 2008
/s/ GLENN C. CHRISTENSON Glenn C. Christenson	Director	April 23, 2008
/s/ WILLIAM G. DAVIS William G. Davis	Director	April 23, 2008
/s/ JAMES L. DOTI James L. Doti	Director	April 23, 2008
/s/ LEWIS W. DOUGLAS, JR. Lewis W. Douglas, Jr.	Director	April 23, 2008

Signature	Title	Date
______________________ Christopher Greetham	Director	
______________________ Thomas C. O'Brien	Director	
/s/ FRANK O'BRYAN Frank O'Bryan	Director	April 23, 2008
/s/ ROSLYN B. PAYNE Roslyn B. Payne	Director	April 23, 2008
/s/ D. VAN SKILLING D. Van Skilling	Director	April 23, 2008
/s/ PATRICK F. STONE Patrick F. Stone	Director	April 23, 2008
/s/ HERBERT B. TASKER Herbert B. Tasker	Director	April 23, 2008
/s/ VIRGINIA UEBERROTH Virginia Ueberroth	Director	April 23, 2008
/s/ MARY LEE WIDENER Mary Lee Widener	Director	April 23, 2008

The First American Corporation

1 First American Way, Santa Ana, CA 92707
800.854.3643 ▾ www.firstam.com ▾ NYSE: FAF

END